
Minimalista

The Container Store®

Annual Report 2023



Fellow Shareholders,

Last year, I shared with you how our teams continually impressed me with their optimism and ability to flex despite the challenging macroeconomic environment, and fiscal 2023 was no different. Once again, we asked for tremendous support from each team member, and they continued to impress. Together we made important progress on positioning The Container Store for long-term success, while navigating ongoing headwinds.

For fiscal 2023, we delivered **sales of $847.8M** and ended the year with **$6.9M in positive free cash flow.**† Customers continue to contend with macroeconomic pressures affecting their consideration of spend in the home improvement and organization categories, and challenges in our general merchandise categories remain elevated. However, we are being thoughtful and disciplined across all areas of the business to position ourselves to capitalize on the significant opportunities we expect during a more normalized backdrop.

We believe that **there is a strong consumer need for The Container Store** and the comprehensive, solution-oriented offering **only we provide** in the market. In a survey we conducted earlier this year of 2,000 homeowners in the United States, **40% shared that they are afraid of facing the clutter in their home** and more than **70% feel overwhelmed** when their homes are untidy. We are uniquely equipped with the expertise, solutions and services to solve the challenges these potential customers have across all areas of the home.

With this in mind, we made **significant progress** towards helping our customers realize the many benefits of living an organized life. Highlights from the 2023 fiscal year include:

Enhancing our **Custom Spaces** offering to give our customers **more solutions for their homes** with innovative additions like integrated European lighting, new, on-trend finishes, and mesh door inserts to our premium, wood-based Preston line and diversifying our Elfa offering with Garage+.

Developing our **in-home design service** to make it convenient for customers to transform their spaces with more than 100 highly trained designers. These designers are focused on selling premium spaces and **drove 87% of premium spaces** sales for the year.

Delivering **newness and innovation across our assortment** with the introduction of compelling new brands and discovery categories like Cadence, which

offers original, magnetic travel capsules, Calpak, which has brought modern luggage options to our assortment, and Fortessa known for its innovative break-resistant barware. These new brands and categories have resonated well with customers and **complement our core offering** so customers don't have to go anywhere else to complete their spaces.

Strengthening our internal product sourcing and development capabilities. This enhancement enables us to create supply chain efficiencies and supports the expansion of our Everything Organizer Collection, which complements our Elfa Custom Spaces line.

Expanding **our accessibility through the opening of 5 new small format stores** including our 100th store location in Princeton, New Jersey - a milestone for our company.

The positive progress we made on deepening our connection with our customers and expanding our reach is demonstrated by **strong net promoter scores** across **all** areas of the business including existing and new stores, Custom Spaces, BOPIS and ecommerce. In addition, we made **impactful improvements to our online experience** and **saw strength in our B2B business** throughout the fiscal year. While we have achieved significant progress in our initiatives, we also gained **valuable insights** over the past fiscal year that we have incorporated into our planning for fiscal 2024.

As it relates to Custom Spaces, we expect fiscal 2024 to be a **big year for Elfa.** Our marketing launch of the Garage+ by Elfa line kicked off in April and we are gearing up for our Decor+ marketing launch in September. We **firmly believe** the ways in which we are elevating our customer-favorite Elfa offering further differentiate us from the competition. Additionally, there is **continued innovation and newness** coming to our premium Preston line and we are committed to enabling our designers to drive meaningful improvement in their conversion rates - an area where we see **significant opportunity** and are making strides in being better positioned for success.

Our general merchandise business saw a greater impact from the macro environment and changes in customer spending behavior throughout fiscal 2023 compared to Custom Spaces. **Our goal is to stabilize performance in this area** of the business in fiscal 2024. The Container

†Free cash flow is a non-GAAP financial measure. See a reconciliation of free cash flow to the most directly comparable GAAP measure on page 48 of the Annual Report on Form 10-K herein.

Store has always stood for **the best selection and quality** and that will not change, but we also recognize the need to have various price points across our core storage and organization assortment. To deliver this, we plan to **expand our private label offering** and more closely collaborate with our vendor partners on pricing. By leveraging our newer product innovation and sourcing capabilities, we believe we are better positioned to effectively compete without compromising our reputation that is synonymous with quality and continue to provide complementary solutions that complete our Custom Spaces offering.

Connecting Custom Spaces and general merchandise leads me to our **marketing plans.** We have **tremendous untapped potential on the brand awareness front,** specifically as it relates to our Custom Spaces capabilities. Building this awareness is an important area of focus for us this year, and our teams have already put significant effort into pursuing this objective. To name a few, we launched a full-funnel marketing campaign in May in five key markets connecting custom spaces and general merchandise, installed permanent Elfa fixtures at the front of our stores that will be refreshed throughout the year, have executed and planned for "buzzworthy" partnerships to support key initiatives, like our Jason and Kylie Kelce Garage+ transformation, and reintroduced our Brand Ambassador program, significantly scaling the number of micro-influencers sharing about our brand online. Together, I am confident these efforts and others will keep The Container Store top of mind and drive awareness of our full, solution-oriented offering.

Regarding store growth, we **remain on target** with our previously shared plans for fiscal 2024. We have successfully opened two new stores in Virginia, relocated our San Francisco location and closed one Los Angeles location due to a significant rent increase and low productivity. Finally, we plan to open two locations in Florida in Q3. Our new stores are built to suit, with design and construction meeting our specifications before we take possession, and therefore requiring less capital spend.

We believe that the long-term market share potential within the over **$20 billion home storage and organization category** remains as compelling as when we first outlined our growth objectives two years ago. The Company's Board of Directors along with the management team do not believe the Company's current market value is reflective of its intrinsic value and are committed to acting in the best interests of the Company and its stakeholders. As announced with our fiscal 2023 full year results, the Board of Directors, as part of its commitment to maximizing value for our stakeholders, has initiated a formal review process to evaluate strategic alternatives for the Company.

As the Board of Directors conducts this process, we **remain committed** to delivering on our long-term objectives of driving growth in custom spaces to better capitalize on the **$6 billion custom spaces total addressable market,** as well as stabilizing our general merchandise business. We believe we can **grow Custom Spaces from 40% of sales to 60% of sales over time** through expanding our assortment, continuing to build and strengthen our in-home and in-store design services, and increasing the focus of our marketing efforts to drive brand awareness for our solution-oriented offering.

In summary, as we navigate the current environment with discipline, we remain **laser focused on the long-term opportunity** for our business and brand. We intend to continue executing and investing in the key initiatives that will best position us to capitalize on this long-term opportunity, while maintaining strong expense and capital discipline. I am encouraged by the progress we have made in fiscal 2023 and excited by what is to come. Thank you for supporting and being engaged with what we are doing at The Container Store, we look forward to keeping you updated on our progress.

Satish Malhotra
CEO and President of The Container Store













2023
FORM 10-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 10-K

(Mark One)

☑ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended March 30, 2024

or

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from to

Commission File Number 001-36161

THE CONTAINER STORE GROUP, INC.
(Exact name of Registrant as specified in its Charter)

Delaware	**26-0565401**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)
500 Freeport Parkway Coppell, TX	**75019**
(Addresses of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: **(972) 538-6000**

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, par value $0.01 per share	TCS	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act: **None**

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☑

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☑

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☑ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files.) Yes ☑ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☑	Non-accelerated filer ☐	Smaller reporting company ☑
			Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☑

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐ No ☑

As of September 29, 2023, the last business day of the registrant's most recently completed second quarter, the approximate market value of the registrant's common stock held by non-affiliates was $77,507,602. Solely for purposes of this disclosure, shares of common stock held by executive officers and directors of the registrant as of such date have been excluded because such persons may be deemed to be affiliates.

As of May 21, 2024, the number of shares of common stock outstanding was 50,265,658.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the registrant's definitive Proxy Statement for its 2024 Annual Meeting of Stockholders are incorporated by reference into Part III of this Annual Report on Form 10-K.

TABLE OF CONTENTS

Cautionary note regarding forward-looking statements

This Annual Report on Form 10-K contains statements that constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements involve known and unknown risks, uncertainties and other important factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.

In some cases, you can identify forward-looking statements by terms such as "may," "will," "should," "expects," "plans," "anticipates," "could," "intends," "target," "projects," "contemplates," "believes," "estimates," "predicts," "potential" or "continue" or the negative of these terms or other similar expressions. The forward-looking statements in this Annual Report on Form 10-K include, but are not limited to, statements related to: the anticipated impact of macroeconomic conditions on our business, results of operations and financial condition, anticipated financial performance and key metrics, including sales goals, anticipated tax rates, the sufficiency of our cash generated from operations and borrowings under our credit facilities, opportunities to increase our market share, expectations with respect to new store openings and other expansion opportunities, expectations regarding key growth initiatives and strategic priorities, environmental, social and governance goals and targets, our ability to attract new customers and increase brand loyalty, the strategic alternatives review process, our intention to consider alternatives to cure the NYSE bid price deficiency, and the Company's continued listing on the NYSE. These forward-looking statements are only predictions. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our business, financial condition and results of operations.

These forward-looking statements speak only as of the date of this Annual Report on Form 10-K and are subject to a number of risks, uncertainties and assumptions, including the important factors described in the "Item 1A. Risk Factors" section of this Annual Report on Form 10-K. Because forward-looking statements are inherently subject to risks and uncertainties, some of which cannot be predicted or quantified, you should not rely on these forward-looking statements as accurate predictions of future events. The events and circumstances reflected in our forward-looking statements may not be achieved or occur and actual results could differ materially from those projected in the forward-looking statements. Except as required by applicable law, we do not plan to publicly update or revise any forward-looking statements contained herein after the date of this Annual Report on Form 10-K, whether as a result of any new information, future events or otherwise.

Unless the context otherwise requires, references in this Annual Report on Form 10-K to the "Company," "we," "us," and "our" refer to The Container Store Group, Inc. and, where appropriate, its subsidiaries.

The following discussion contains references to fiscal 2024, fiscal 2023, fiscal 2022, fiscal 2021, and fiscal 2020, which represent our fiscal years ending or ended, as applicable, March 29, 2025, March 30, 2024, April 1, 2023, April 2, 2022, and April 3, 2021, respectively. All references herein to "fiscal 2024" represent the results of a 52-week fiscal year, "fiscal 2023" represent the results of a 52-week fiscal year, references to "fiscal 2022" represent the results of a 52-week fiscal year, references to "fiscal 2021" represent the results of a 52-week fiscal year, and references to "fiscal 2020" represent the results of a 53-week fiscal year.

Summary of Risk Factors

The summary of risks below provides an overview of the principal risks we are exposed to in the normal course of our business activities:

- The overall decline in the health of the economy and consumer spending has affected and may continue to affect consumer purchases of discretionary items, which has in the past and could in the future reduce demand for our products and materially harm our sales, profitability and financial condition.
- If we are unable to source and market new products to meet our high standards and customer preferences or are unable to offer our customers an aesthetically pleasing and convenient shopping environment, our results of operations may be adversely affected.
- If we fail to anticipate consumer demand, or to manage inventory commensurate with demand, our results of operations may be adversely affected.
- Our business requires that we lease substantial amounts of space and there can be no assurance that lease terms and conditions will remain as favorable as in the past.
- Costs and risks relating to new store openings could severely limit our growth opportunities.
- Our costs have increased, and in the future may continue to increase due to factors that may or may not be controllable by us, which may negatively affect our financial results.
- Our operating results are subject to quarterly and seasonal fluctuations, and results for any quarter may not necessarily be indicative of the results that may be achieved for the full fiscal year.
- A cyber-attack or security incident impacting TCS or third-party providers' information technology systems or confidential information may result in reputational damage, or exposure to regulatory or litigation risk that may materially affect our business, financial results, results of operations, and trading prices of TCS common stock.
- Failure to comply with current or expanded laws and regulations relating to privacy, data protection, and consumer protection, could adversely affect our business and our financial condition.
- We rely upon third-party service providers to operate critical aspects of our internal and external business operations and any disruption or interference with such operations, or material non-compliance with laws and regulations by such third parties, could materially and adversely impact our business.
- Material damage to, or interruptions in, our information systems as a result of external factors, working from home arrangements, staffing shortages and difficulties in updating our existing software or developing or implementing new software could have a material adverse effect on our business or results of operations.
- Failure to effectively manage our online sales, may result in reputation and operational harm.
- We face risks related to the incorporation of artificial intelligence technologies into our internal business practices.
- Our ability to obtain merchandise on a timely basis at competitive prices could suffer as a result of any deterioration or change in our vendor relationships or events that adversely affect our vendors or their ability to obtain financing for their operations.
- We rely upon independent third-party transportation providers for substantially all our product shipments and are subject to increased shipping costs as well as the potential inability of our third-party transportation providers to deliver on a timely basis.
- We are subject to duties, tariffs and quotas associated with foreign imports for our merchandise.
- Our facilities and systems, as well as those of our vendors, are vulnerable to natural disasters and other unexpected events, and as a result we may lose merchandise, incur unexpected costs or be unable to effectively service our stores and online customers.
- Material disruptions at one of our manufacturing facilities could negatively impact production, customer deliveries and overall financial results.
- Product recalls and/or product liability, as well as changes in product safety and other consumer protection laws, may adversely impact our merchandise offerings, reputation, results of operations, cash flow and financial condition.
- We face distribution risks related to operating two distribution centers and domestic and international manufacturing facilities.
- We face risks related to indebtedness that could result in a high degree of leverage on cash flow from operations to pay back debt.
- Our costs and financial results have changed, and in the future may continue to change because of currency exchange rate fluctuations.
- We will require significant capital to fund our expanding business, which may not be available to us on satisfactory terms or at all. If we are unable to maintain sufficient levels of operating cash flows, we may require additional financing which could adversely affect our financial health and impose covenants that limit our business activities.
- Our fixed lease obligations could adversely affect our financial performance.
- Disruptions in the global financial markets and rising interest rates may make it difficult for us to borrow enough capital to finance the carrying costs of inventory and to pay for capital expenditures and operating costs, which could negatively affect our business.
- Competition, including internet-based competition, could negatively impact our business, adversely affecting our ability to generate higher net sales.
- Our vendors may sell similar or identical products to our competitors, which could harm our business.

- Our business depends in part on a strong brand image. If we are not able to protect our brand, we may be unable to attract enough customers or sell sufficient quantities of our products.
- Our failure or inability to protect our intellectual property rights could diminish the value of our brand and weaken our competitive position.
- We depend on key executive management.
- If we are unable to find, train and retain key personnel, that reflect our brand image and embody our foundational principles, we may not be able to grow or sustain our operations.
- Organized labor activities could cause labor relation issues and higher labor costs.
- We could be adversely affected by violations of the U.S. Foreign Corrupt Practices Act and similar worldwide anti-bribery and anti-kickback laws.
- There are legal claims made against us from time to time that may distract management from our business activities and result in significant liability or damage to our brand.
- Changes in statutory, regulatory, and other legal requirements could potentially impact our operating and financial results.
- Our total assets include intangible assets with an indefinite life, including goodwill and trade names, and substantial amounts of long-lived assets. Changes in estimates or projections used to assess the fair value of these assets, or operating results that are lower than our current estimates, have in the past and may in the future cause us to incur impairment charges that could adversely affect our results of operation.
- We may be subject to fluctuations in our tax obligations, and effective tax rates and realization of our deferred tax assets, including net operating loss carryforwards, which could result in volatility of our operating results.
- If third parties claim infringement of intellectual property rights, our operating results could be adversely affected.
- If our operating and financial performance in any given period does not meet the guidance that we provide to the public, our stock price may decline.
- Substantial future sales of our common stock, or the perception in the public markets that these sales may occur, may depress our stock price.
- Failure to maintain effective internal controls in accordance with Section 404 of the Sarbanes-Oxley Act could have a material adverse effect on our business and stock price.
- We do not currently expect to pay any cash dividends.
- Our anti-takeover provisions could prevent or delay a change in control of our Company, even if such change in control would be beneficial to our shareholders.
- We are reviewing strategic alternatives. There can be no assurance that we will be successful in identifying or completing any strategic alternative, that any such strategic alternative will result in additional value for our shareholders or that the process will not have an adverse impact on our business.
- Our common stock price has been and may continue to be volatile, or may continue to decline.
- Any failure to meet the NYSE's continued listing standards could result in a delisting of our common stock.
- As a public company, our management is required to devote substantial time and monetary costs to compliance matters.
- We are subject to a series of risks relating to climate change and natural disasters, which may affect our worldwide business operations and financial results.
- Increased scrutiny of, and evolving expectations for, sustainability and ESG initiatives could increase our costs, harm our reputation, or otherwise adversely impact our business.

PART I

ITEM 1. BUSINESS

General

The Container Store is the nation's only retailer with a solution-oriented offering of custom spaces, organizing solutions, and in-home services. We provide a collection of creative, multifunctional and customizable storage and organization solutions that are sold in our stores and online through a high-service, differentiated shopping experience. We feature The Container Store Custom Spaces ("Custom Spaces") exclusive products consisting of our elfa®, Avera® and Preston® brands, which are wholly-owned and manufactured by The Container Store. Custom Spaces includes metal-based and premium, wood-based custom space products and in-home installation services. Our customers are highly educated, very busy and primarily homeowners with a higher than average household income. Our customers crave discovery, inspiration, and solutions that simplify their lives and maximize their spaces within their homes. Our vision is to deepen our relationship with our customers, expand our reach and strengthen our capabilities, in order to transform lives through the power of organization.

We were founded in 1978 in Dallas, Texas as The Container Store, Inc. In 2007, The Container Store, Inc. was sold to The Container Store Group, Inc. In November 2013, we completed the initial public offering of our common stock (the "IPO"). Our common stock trades on The New York Stock Exchange ("NYSE") under the symbol "TCS." In fiscal 2023, we generated consolidated net sales of $847.8 million. Today, our operations consist of two reportable segments:

- ***The Container Store ("TCS")*** consists of our retail stores, website and call center (which includes business sales), as well as our in-home services business. We operate 102 stores with an average size of approximately 24,000 square feet (18,000 selling square feet) in 34 states and the District of Columbia. We also offer all our products directly to customers through our website, responsive mobile site and app, call center, and in-home design specialists and in-home organizers. Our stores receive substantially all our products directly from one of our two distribution centers. Our first distribution center in Coppell, Texas, is co-located with our support center and call center, and our second distribution center is located in Aberdeen, Maryland. We operate the C Studio Manufacturing, Inc. ("C Studio"), (formerly known as "Closet Parent Company, Inc.", or "Closet Works") facility in Elmhurst, Illinois, which designs and manufactures our premium wood-based custom space product offering, and is included in the TCS reportable segment. In fiscal 2023, TCS had net sales of $801.4 million, which represented approximately 95% of our total consolidated net sales.

- ***Elfa***, The Container Store, Inc.'s wholly owned Swedish subsidiary, Elfa International AB ("Elfa"), designs and manufactures component-based shelving and drawer systems and made-to-measure sliding doors. Elfa was founded in 1948 and is headquartered in Malmö, Sweden. Elfa's shelving and drawer systems are customizable for any area of the home, including closets, kitchens, offices and garages. Elfa operates three manufacturing facilities with two located in Sweden and one in Poland. The Container Store began selling elfa® products in 1978 and acquired Elfa in 1999. Today our TCS segment is the exclusive distributor of elfa® products in the U.S. and represented approximately 58% of Elfa's total sales in fiscal 2023. Elfa also sells its products on a wholesale basis to various retailers in approximately 30 countries around the world, with a concentration in the Nordic region of Europe. In fiscal 2023, the Elfa segment had $46.3 million of third-party net sales, which represented approximately 5% of our total consolidated net sales.

The Container Store exists to transform lives through the power of organization. We plan to accomplish this singular vision by executing our three strategic priorities, which include: deepening our relationship with customers, expanding our reach and strengthening our capabilities. These priorities are focused on profitability and positioning The Container Store for healthy long-term growth.

Strategic Pillar One: Deepening Our Relationship with Customers

We believe our continued focus on deepening our customer relationship, while also driving profitability, demonstrates the appeal of our brand and the strength of our offering. We believe that finding and leveraging opportunities to deepen our relationship with our customers makes them more likely to shop with us – and shop *more* with us – into the future.

Understanding that our customers respond best when we provide them with a compelling reason to shop, we are investing in thoughtful curations to draw in customers. We continue to seek ways to infuse more innovation, freshness and seasonal relevance in our collections and refine our assortment across categories, seeking ways to surprise and delight customers with unique, curated product offerings that complement the home organization and storage categories.

In fiscal 2023, we expanded our assortment with new and innovative, premium products and brands that complement our core offering and Custom Spaces. For example, we now offer high-quality artisan bins and baskets to complement a Preston closet, and crystal glass and barware to complete a Preston pantry. Offering premium general merchandise to complete our Premium Custom Spaces is essential to serve the needs of our customers and offer them a full solution under one roof.

We are seeing success in the work we are doing to deepen our relationships across our product assortment, Organized Insider loyalty program and other initiatives demonstrated by our store net promoter scores which remained strong throughout the year, averaging a score of 80.

Strategic Pillar Two: Expanding Our Reach

The Container Store exists to transform lives through the power of organization – and the more lives we transform, the better for our customers and our business. We are continually working to expand our reach to attract new customers to our brand and its power to transform lives.

Expanding our reach is a key component of reaching our $2 billion annual sales goal. To that end, in fiscal 2023, we opened five new small format stores in San Mateo, California, Woodland Hills, California, Princeton, New Jersey, Gaithersburg, Maryland, and Huntington, New York. Princeton was a milestone in our history as our 100th new store. We believe we still have attractive growth opportunities in key markets and plan to open four new stores in fiscal 2024. Due to the current economic environment and our focus on effectively managing costs, at this time we are not committing to the timing of future new store growth plans beyond fiscal 2024.

We believe focusing on our Custom Spaces business is key to engage more customers and grow our overall business. In fiscal 2023 we significantly grew our in-home designers who are highly trained to sell premium spaces, introduced enhancements to our premium, wood-based line Preston® and soft-launched Garage+™ by Elfa. In fiscal 2024 we plan to continue to take our offering further with a significant overhaul of our Elfa Décor line that will elevate its positioning in the marketplace. We will also be focusing on increasing Custom Spaces awareness through marketing and taking a more integrated approach, demonstrating our ability to facilitate life-changing transformations for our customers through space optimization, curated finishing products, and vital organizational advice.

Strategic Pillar Three: Strengthening Our Capabilities

We believe that continued effort to strengthen our capabilities is key as we strive for growth. We consistently seek ways to invest in and improve our business practices – both those that are working well, and those that could work better for us and our customers.

In fiscal 2023 we began regularly utilizing AI generated content on our website to create efficiencies and personalize the online experience for customers, and continue to identify ways that it can help us improve our processes. Our website product pages, landing pages and content pages have continually been enhanced for search engine optimization and show positive results. In addition, upgrades to our mobile app continue to be a focus and this year we implemented express checkout to improve the experience for our customers.

As a company, we continue to appropriately prioritize certain Environmental, Social and Governance ("ESG") issues. In fiscal 2023, we issued our second Sustainability Report – and our third report is planned for summer 2024. We began measuring our Scope 3 emissions in fiscal 2023 through a partnership with Watershed to better align our strategy with global regulatory trends. In addition to ESG, our employee resource groups continued to foster a culture of diversity and inclusion through meaningful programming and partnerships throughout the year.

Our Key Differentiators

The Container Store Custom Spaces:

Our solution-oriented focus on The Container Store Custom Spaces, complementary general merchandise, and in-home services, provides a unique opportunity to drive sales through higher average ticket while differentiating the Company from other brick and mortar and online, items-based retailers. Our highly trained and experienced sales force has been selling, custom-designed and other closet solutions for over 45 years. We believe there is no comparable retailer executing this holistic approach to custom closets. We design and sell The Container Store Custom Spaces in-store, in-home, online, and through our call center.

Our elfa® and Avera® brands continue to be an ever important, highly profitable and differentiating component in the growth of our Company and reflect our commitment to dominating the custom space market. In fiscal 2023, all Elfa-produced products accounted for approximately 32% of our TCS retail sales. Due to our vertical integration with Elfa, we have control over the sourcing and availability of elfa® and Avera®, our best selling and highest margin products. We are the exclusive distributor of Elfa-manufactured products in the United States. Approximately 27% of our fiscal 2023 TCS segment purchases were attributed to intercompany purchases from our Elfa segment.

We have expanded our manufacturing capabilities and our premium wood-based custom space product offering with the acquisition of C Studio. On April 2, 2022 we added the Preston® collection to our custom space offering and are the exclusive distributor. Our team continues to innovate and introduce new features and capabilities for Preston and we are pleased with the adoption of this new brand. In fiscal 2023, Preston accounted for approximately 70% of premium space sales.

Our Shopping Experience:

We strive to create an Air of Excitement® in each of our stores across the country. You can experience the Air of Excitement® through our employees' smiling faces and their genuine interest in a customer's organizational projects and in the bright visual displays and demonstrations of our differentiated products and solutions.

This is coupled with our highly personalized approach to customer service. Our employees are trained to ask questions to understand and anticipate our customers' needs. We believe that if we discover the underlying storage and organization challenges of our customers, our recommended solutions will transform their life. Service and selling are synonymous at The Container Store. We believe we can best serve our customers by astonishing them with personalized service and providing the solutions they most need to accomplish their organizational projects.

We are a multi-channel retailer, with a fully-integrated website, responsive mobile site and app and call center to complement our physical stores. Our website, containerstore.com, is our flagship store intended to replicate the store experience offering virtually the same product assortment and providing real time inventory information for our stores, as well as certain products found exclusively online. We enhance the customer's experience and deepen loyalty by creating consistent, relevant messages, regardless of which channel is being used. We offer free shipping on orders over $99 and our customers are able to purchase online and pick up at a store, utilize our curbside pick-up service, or request same-day home delivery in select markets. The website, mobile site, mobile app and call center sales channels combined accounted for approximately 28% of TCS net sales in fiscal 2023.

Our Stores:

We have adopted a disciplined expansion strategy designed to leverage the strength of our business model and nationally recognized brand name to successfully develop new stores in an array of markets that are primed for growth, including new, existing, small and large markets. Our current footprint of 102 stores extends to 34 states and the District of Columbia. In 2021 we shared that we see the potential to add 76 new stores in key markets over time. In fiscal 2023, we opened five new small format stores in San Mateo, California, Woodland Hills, California, Princeton, New Jersey, Gaithersburg, Maryland, and Huntington, New York. Princeton was a milestone in our history as our 100th new store. We expect to open four new small format stores in fiscal 2024, relocate our downtown San Francisco location, and close our Los Angeles store at Farmers Market.

Our Unique Product Collection:

Our merchandising philosophy is to provide a carefully curated, one-of-a-kind collection of storage and organization solutions for every area of the home, at a variety of price points that complement our Custom Spaces offering. We offer more than 12,000 products designed to provide customers solutions that simplify their lives and maximize their spaces within their homes. Each year, we introduce approximately 2,000 new SKUs. Our solutions-based selling approach (versus items-based) is delivered by our highly trained salespeople. We believe helping customers accomplish their organizational projects by selling solutions primarily consisting of exclusive, proprietary products differentiates us from other retailers. In fiscal 2023, over half of our annual sales came from exclusive or proprietary products, inclusive of approximately one third of private label products. We believe owned, private label general merchandise is an area of growth for our business, as well as discovery categories like travel and pet, and premium solutions that complement our core and Custom Spaces offering.

Currently, our stores are typically organized into 12 distinct lifestyle departments. The types of products sold in each department are as follows:

Lifestyle departments	Select products
The Container Store Custom Spaces	DIY metal component-based to premium, built-in wood-based Elfa, Avera and Preston Custom Spaces brands.
Bath	Countertop Organizers, Cosmetic and Jewelry Organizers, Shower and Bathtub Organizers, Drawer Organization, Cabinet Storage
Closet	Shoe Storage, Hangers, Drawer Organizers, Boxes and Bins, Hanging Storage Bags, Garment Racks, Jewelry Storage, Bedding
Gift Packaging	Gift Wrap and Tags, Ribbons and Bows, Gift Wrap Organizers, Gift Bags and Sacks, Gift Boxes, Tape, Small Boxes, Tins, Divided Boxes
Hooks	Wall Mounted, Adhesive, Magnetic, Overdoor, Command Hooks, Wall Mounted shelves and Floor Protection
Kitchen	Canisters, Jars, Lunchtime Essentials, Bulk Food Storage, Plastic and Glass Food Storage, Drawer Liners and Organizers, Countertop Organizers, Dish Drying Racks, Cabinet Storage, Pantry Organizers, Kitchen Gadgets, China Storage, Cookware, Glassware and Bar Organization
Laundry	Step Stools, Hampers, Laundry Bags and Baskets, Clothes Drying Racks, Cleaning Tools
Office	Desktop Collections, Paper Storage, File Carts and Cabinets, Literature Organizers, Message Boards, Media Storage, Photo Storage, Display, Small Craft and Parts Organizers, Desk Chairs
Shelving & Garage	Free Standing Shelving, Wall Mounted Shelving, Cube Systems, Component Shelving, Desks, Chairs, Garage
Storage	Drawers, Boxes and Bins, Totes, Crates, Carts, Toy Storage, Archival Storage, Storage Bags, Specialty Bins, Boxes and Cubes, Home Fragrance and Home Environment
Trash	Kitchen Step-on and Sensor Cans, Recycle Bins, Composting, Wastebaskets, Open Cans, Trash Bags
Travel	Luggage, Clothing Organizers, Cosmetic and Jewelry Organizers, Travel Bottles, and Travel Accessories

In order to offer our unique collection of products and to execute a competitive merchandising and business strategy, we work to form meaningful, long-lasting relationships with vendor partners from around the world. We believe these relationships benefit us in a number of ways, including providing us with an increased number of exclusive products and competitive pricing. We believe that by creatively crafting mutually beneficial vendor relationships, we foster a unique sense of loyalty among our more than 600 product vendor partners. In fact, 15 of our top 20 vendor partners have been a partner for at least 10 years and several of those vendors have been with us since our inception in 1978. For the TCS segment, our top 10 vendors, excluding Elfa, accounted for 30% of our total purchases in fiscal 2023. In order to maximize our purchasing flexibility, we generally do not enter into long-term contracts with our vendor partners.


Environmental, Social and Governance


The Container Store recognizes the importance of our impact on people, the planet and the communities wherein we operate. It is imperative to the success of our business that we continue to learn, improve, and advance our vision in those key areas by implementing a strong and thoughtful ESG strategy.

Sustainability

The Board's role includes overseeing the Company's corporate sustainability strategy and enterprise risk management efforts. Our Board and its committees help to promote our Company management's protections of our business and employees by maintaining ethical standards, governance practices, and compliance programs. The Nominating and Corporate Governance Committee of the Board of Directors governs our ESG efforts. Our Chief Legal Officer leads the ESG function and is a direct report of the Chief Financial Officer. Our Sustainability Council is led by the Staff Attorney of Sustainability, who is also responsible for all ESG projects and reports.

Our top ESG priorities are to develop appropriate policies and programs that focus on the environment, social responsibility and our employees. In fiscal 2023, we continued to drive stakeholder engagement and executed against ESG strategic priorities. We utilize software to measure baseline Scope 1 and Scope 2 Green House Gas ("GHG") emissions and energy intensity data, in accordance with the GHG Protocol. We publish available environmental data in our annual Sustainability Report.

Elfa also has a sustainability program. Our Elfa-manufactured products contributed to approximately 32% of our fiscal year 2023 retail sales. Many of our Elfa-manufactured products are made from varying recycled materials.

We continue our progress towards a fair, healthy, and safe workplace, while implementing policies that promote diversity, equality, and inclusion. We believe that when we create a workplace where our colleagues are engaged, committed, and empowered, we are better positioned to create value for our company and shareholders. We are proud of our focus on human rights across our operations and are committed to build our business on an ethical foundation.

Our Sustainability Report is available at investor.containerstore.com/corporate-social-responsibility. The information contained on our website, including our Sustainability Report, is not incorporated, by reference, into this Annual Report on Form 10-K.

Human Capital Management

The Container Store was founded on basic and fundamental business philosophies about treating employees, customers, vendors, shareholders and the community with respect and dignity. It is a culture that is driven by our seven Foundation Principles® and seeks to create an environment where the lives of everyone connected to our business are enriched and brimming with opportunity.

Our customers consider us their happy place; and we recognize the importance of taking care of the employees who are responsible for creating this environment in our stores. That is why we are committed to providing a robust and ongoing training and development program. Through training, we equip our team to meet the needs of our customers, whether they work in our stores, distribution centers or the support center. Training also helps our employees become knowledgeable and trusted experts armed with intuition and trained for success.

In terms of business productivity, one of our Foundation Principles, 1 Great Person = 3 Good People® is the belief that one great person with passion, perspective and a range of experiences has the energy and drive to achieve more than three good people without those traits. Our philosophy attracts other great people, making it easy to build a dedicated team who will exceed goals and create a successful work environment. Our culture shows why we hire great people from diverse backgrounds and foster an equitable, inclusive and safe environment where everyone can thrive.

As of March 30, 2024, we had approximately 4,300 employees, of which approximately 3,900 were TCS segment employees and approximately 400 were Elfa segment employees. Of the 3,900 TCS segment employees, approximately 2,300 were part time employees. We are committed to doing everything we can, as individuals and as a company, to enable all of us, regardless of ethnicity, gender identity or expression, sexual orientation, age, ability, or religious affiliation have EQUAL opportunity to grow, develop and achieve our dreams.

We also know that the commitment for a diverse, equitable and inclusive culture, starts from the top, and our Chief Executive Officer, Satish Malhotra, has demonstrated his commitment by signing the CEO Action Pledge for Diversity & Inclusion (www.ceoaction.com). By taking this pledge, The Container Store has committed to actions that cultivate a trusting environment where all respectful ideas are welcomed, and employees feel comfortable and empowered to have discussions about diversity and inclusion. These commitments include working with other companies to develop best practices, sharing our Diversity, Equity and Inclusion ("DE&I") plans with our board of directors, as well as implementing accountability systems to track our progress.

Our commitment to equity and inclusion extends beyond our employees. We know supporting the local communities where we have stores, distribution centers and manufacturing facilities makes the communities stronger. Therefore, we are proud to create opportunities within our supply chain for a broad range of businesses, including small businesses owned by individuals from traditionally underrepresented backgrounds, and through our philanthropy efforts focus on causes that are important to our employees and customers and align with our commitment to making a lasting social and economic impact in those communities.

You can read more and learn more about our DE&I efforts at www.containerstore.com/inclusion. The information contained on our website is not incorporated by reference into this Annual Report on Form 10-K.

Human Rights

The Container Store recognizes the importance of protecting and advocating for human rights. We are committed to ethical business practices including fair and impartial treatment of all persons regarding wages and benefits, working conditions, global labor and anti-corruption laws, and the preservation of applicable environmental standards. We strive to provide a safe, secure, and healthy environment for our employees, vendors, and customers and align our policies with guidance provided by the UN Guiding Principles on Business and Human Rights.

TCS has a zero-tolerance philosophy against modern slavery and the deprivation of a person's liberties for personal or commercial gain. Modern slavery is a crime and a violation of fundamental human rights that takes various forms, such as slavery, servitude, forced and compulsory labor, and human trafficking. TCS is committed to eliminating acts of modern slavery from occurring within our business and will take the necessary measures to assess the effectiveness of our approach. This includes training employees who have direct responsibility for supply chain management to raise awareness and help to identify victims of modern slavery.

The Container Store will not knowingly do business with any company that engages in modern slavery or human trafficking. Our merchandise suppliers contractually agree that the finished products they sell to us, and the materials used to create them, were not produced using child or forced labor and comply with the local laws in which they operate. We conduct announced audits of select merchandise suppliers with whom we acquire goods directly from.

Health & Safety

The health and safety of The Container Store employees and customers are vital to the health of our business. We strive to reduce injury or illness, in addition to property loss or business interruption caused by accidents, fire, or other hazards. The safer our workplace is, the more efficient and profitable our company will be.

TCS is committed to providing quality equipment, access to clean water, safe tools, and necessary protective equipment to keep employees safe. This includes providing ongoing training and the necessary resources and time required to maintain a safe place to work.

Additionally, we expect all employees to cooperate fully with our safety measures and actively participate in helping keep each other safe. All TCS employees are expected to recognize hazards, anticipate exposures and risks, and act to eliminate or control them. Our employees are expected to communicate with each other and our management team when unsafe acts are observed or if there is potential for an unsafe working environment. Through personal commitment and excellent communication, we strive to maintain a safe and productive place to work.

Manufacturing

We currently have a total of four manufacturing facilities: one domestic and three international. This important facet of our vertically integrated business enables us to control the design specifications and establish consistent levels of quality across our Custom Spaces offerings. In the TCS segment, we operate a 58,000 square feet manufacturing facility in Elmhurst, Illinois which supplies our premium, wood-based custom space offerings, sold exclusively through our TCS segment under the Preston® brand.

In the Elfa segment, we operate three manufacturing facilities, located in Västervik, Sweden (approximately 200,000 square feet), Mullsjö, Sweden (approximately 100,000 square feet), and Koszalin, Poland (approximately 100,000 square feet). These manufacturing facilities produce our elfa® and Avera® branded products, which are sold exclusively through our TCS segment in the U.S. and also on a wholesale basis to various retailers in approximately 30 countries around the world, with a concentration in the Nordic region of Europe.

The principal raw materials that we use in manufacturing are steel and steel components, wood, laminate materials, paper, aluminum and glass. They are sourced both domestically and outside the United States. We have no significant long-term supply contracts and believe we have sufficient alternate sources of supply to prevent significant long-term disruption in supplying our operations.

Distribution

In the TCS segment, the majority of our merchandise flows through one of our two distribution centers, prior to transport to our retail stores and/or online customers. Our first distribution center is co-located with our support center in Coppell, Texas. The approximately 1.1 million square foot facility was designed and constructed specifically for The Container Store and is comprised of approximately 100,000 square feet of support center space and approximately 1 million square feet of distribution center space. Our second distribution center located in Aberdeen, Maryland is approximately 700,000 square feet and is comprised primarily of distribution center space. We also operate a 58,000 square feet domestic manufacturing facility in Elmhurst, Illinois.

Our distribution centers are utilized for retail store replenishment and direct-to-customer order fulfillment. We utilize third party truckload carriers to transport all of our products to our stores and major parcel carriers for direct-to-customer order deliveries. We utilize best in class logistics technology to optimize operations and current processes for receiving, picking, packing and shipping while providing a strong foundation for future growth. We continue to strengthen our distribution centers with ongoing process and material handling improvements, as well as automation, in order to achieve even greater efficiencies in service levels and inventory management.

Within our distribution operations, we have a culture of safety and efficiency, with a robust metric program and a commitment to continuous improvement. All processes, teams and individuals are held to high efficiency and performance standards. The locations of our distribution centers allow for improved service levels to our customers while at the same time increasing our network capacity. We also continue to invest in supply chain system enhancements for increased logistics network support.

Elfa utilizes a broad network of third-party carriers to deliver products from its manufacturing facilities to customers worldwide.

With employee safety as our top priority, our distribution centers follow local, state and federal guidelines to ensure the safety of our employees. This includes continuous training and communication around safety expectations.

Intellectual Property

The Container Store's trademarks, patents, product designs and copyrighted works have significant value and as such, we vigorously protect them against infringement and misappropriation. Our "The Container Store®," "Welcome to the Organization℠," "Foundation Principles®," "Organized Insider℠," "Preston®," "Avera®," "Contained Home®," "elfa®," "The Power of Organization®," and "Air of Excitement®", trademarks and certain variations thereon, that are used for our product lines and sales campaigns, are registered or are the subject of pending trademark applications with the United States Patent and Trademark Office and with trademark registries of applicable foreign jurisdictions. In addition, The Container Store owns domain names, including *"www.containerstore.com," "www.closets.com"* and others that include our trademarks including "www.elfa.com," as well as The Container Store mobile application. We also own several elfa® utility and design patents, which protect Elfa's closet and shelving systems. We have a utility patent for The Container Store's proprietary retail shopping computer systems and design patents on select private label products. Additionally, The Container Store has copyrights in our website and marketing material, including digital and print materials.

Competition

We operate within the storage and organization category which extends across many retail segments including custom spaces. Storage and organization products are sold by a variety of retailers, including mass merchants, specialty retail chains, and internet-based retailers, but they devote a smaller portion of their overall merchandise assortment to storage and organization. We also compete within a highly fragmented custom spaces market with national, regional and local custom spaces competitors, as well as local homebuilders and contractors. One of our biggest differentiators is that we sell solutions, not items. Some of our competitors are larger and may have greater financial, marketing and other resources than The Container Store. However, we compete based on our customer service, product selection and quality, price, convenience, consumer marketing and promotional activities, and our ability to identify and satisfy emerging consumer preferences, vendor relationships, and brand recognition, among other things. In addition, we believe that the strength of our solutions-based selling with highly trained employees, exclusive offerings and vendor relationships, our passionate and loyal customer base and the quality, differentiation and breadth of our product assortment compare favorably to those of our competitors.

Seasonality

Our unique offering of organizing solutions, custom spaces, and in-home services makes us less susceptible to holiday season shopping patterns than many retailers. Our quarterly results fluctuate, depending upon a variety of factors, including our product offerings, promotional events, store openings, the weather, remodeling or relocations, shifts in the timing of holidays, timing of delivery of orders, competitive factors and general economic conditions, including economic downturns as a result of unforeseen events such as pandemics, inflation, and supply chain disruptions, among other things. Accordingly, our results of operations may fluctuate on a seasonal and quarterly basis, relative to corresponding periods in prior years. In addition, we may take certain pricing or marketing actions that could have a disproportionate effect on our business, financial condition and results of operations in a particular quarter or selling season.

Regulation and Legislation

The Company is subject to various state and local laws, including labor and employment laws, laws governing truth-in-advertising, privacy laws, safety regulations, environmental and other laws, that regulate retailers and govern the operation of stores, warehouse facilities, manufacturing facilities, promotions, and the sale of merchandise. The Container Store monitors and evaluates applicable laws and believes that we are in material compliance. From time to time, there may be legal or regulatory changes that impose restrictions or requirements on the Company or our potential customers that may result in a material adverse increase to our operating costs or a decreased demand for our products or services.

The Container Store sources a significant portion of our products from outside of the United States of America. The United States Foreign Corrupt Practices Act and other applicable anti-bribery and anti-kickback laws and regulations generally prohibit companies and their intermediaries from making improper payments to non-United States officials, for the purpose of obtaining or retaining business. The Container Store ensures that our policies and vendor agreements mandate compliance with applicable laws and regulations.

Where You Can Find More Information

We maintain a website at *http://investor.containerstore.com* and make available, free of charge, through this site our Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, Proxy Statements and Forms 3, 4 and 5 filed on behalf of directors and executive officers and holders of more than 10% of our common stock, as well as any amendments to those reports filed or furnished pursuant to the Securities Exchange Act of 1934, as amended (the "Exchange Act") as soon as reasonably practicable after we electronically file such material with, or furnish it to, the Securities and Exchange Commission ("SEC"). We also put on our website our Corporate Responsibility Report, the charters for our Board of Directors' Audit Committee, Culture and Compensation Committee, and Nominating and Corporate Governance Committee, as well as our Code of Business Conduct and Ethics, which applies to all of our directors, officers, and employees, including our principal executive officer and our principal financial and accounting officers, our Corporate Governance Guidelines and other related materials. The information on our website is not part of this Annual Report on Form 10-K.

We announce material information to the public about us, our products and services, and other matters through a variety of means, including filings with the SEC, press releases, public conference calls, webcasts and the Investor Relations section of our website in order to achieve broad, non-exclusionary distribution of information to the public and for complying with our disclosure obligation under Regulation FD.

The information disclosed by the foregoing channels could be deemed to be material information. As such, we encourage investors, the media, and others to follow the channels listed above and to review the information disclosed through such channels. Any updates to the list of disclosure channels through which we will announce information will be posted on the "Investor Relations" section of our website. Except as specifically indicated otherwise, the information found or available by hyperlink on our website or any other outlets we identify from time to time is not and shall not be deemed to be part of this or any other report we file with, or furnish to, the SEC.

Our Investor Relations Department can be contacted at The Container Store Group, Inc., 500 Freeport Parkway, Coppell, TX 75019-3863, Attention: Investor Relations; telephone: 972-538-6504; email:InvestorRelations@containerstore.com

ITEM 1A. RISK FACTORS

<p style="text-align:center">Risk Factors</p>

Our retail business faces significant risks and uncertainties. Certain risk factors may impact our business prospects, financial condition and results of operations, and should be considered in making investment decisions. Accordingly, in evaluating our business, we encourage you to consider the following discussion of risk factors, in its entirety, in addition to other information contained in or incorporated by reference into this Annual Report on Form 10-K and our other public filings with the SEC.

<u>Consumer Behavior Risks</u>

The overall decline in the health of the economy and consumer spending has affected and may continue to affect consumer purchases of discretionary items, which has in the past and could in the future reduce demand for our products and materially harm our sales, profitability and financial condition.

Our business depends on consumer demand for our products and, consequently, is sensitive to several factors that influence discretionary consumer spending. Factors influencing consumer spending include general economic conditions, consumer disposable income, fuel prices, recession, fears of recession, unemployment, war, inclement weather, availability of consumer credit, consumer debt levels, conditions in the housing market, interest rates, sales tax rates, inflation, consumer confidence in future economic and political conditions, consumer perceptions of personal well-being and security, and health epidemics and pandemics. Prolonged or pervasive economic downturns could slow the pace of new store openings or cause current stores to temporarily or permanently close. Adverse changes in factors affecting discretionary consumer spending have reduced and may continue to reduce consumer demand for our products, thus reducing our sales and harming our business and operating results.

If we are unable to source and market new products to meet our high standards and customer preferences or are unable to offer our customers an aesthetically pleasing and convenient shopping environment, our results of operations may be adversely affected.

Our success depends on our ability to source and market new products that meet our standards for quality and appeal to customers' preferences. Our buying team is primarily responsible for sourcing products that meet our high specifications and identifying and responding to changing customer preferences. Failure to source and market such products, or accurately forecast changing customer preferences, could lead to a decrease in the number of customer transactions at our stores and a decrease in the amount customers spend when they visit our stores. In addition, the sourcing of our products is dependent, in part, on our relationships with our vendors. If we are unable to maintain positive relationships, we may not be able to continue to source products at competitive prices that both meet our standards and appeal to our customers.

If we fail to anticipate consumer demand, or to manage inventory commensurate with demand, our results of operations may be adversely affected.

Our success depends in large part on our ability to identify, originate and define storage and organization product trends, as well as to anticipate, gauge and react to changing consumer demands in a timely manner. Our products must appeal to a range of consumers whose preferences cannot always be predicted with certainty. We cannot assure you that we will be able to continue to develop products that customers respond to positively or that we will successfully meet consumer demands in the future. Any failure on our part to anticipate, identify or respond effectively to consumer preferences and demand could adversely affect sales of our products. If this occurs, our sales may decline, and we may be required to mark down certain products to sell the excess inventory, which could have a material adverse effect on our financial condition and results of operations.

In addition, we must manage our merchandise inventory levels. Much of our merchandise requires that we provide vendors with significant ordering lead time, frequently before market factors are known. The nature of our products requires us to carry a significant amount of inventory prior to peak selling seasons. If we are not able to anticipate consumer demand for our product offerings, or successfully manage inventory levels for products that are in demand, we may experience and have experienced:

- back orders, order cancellations and lost sales for products that are in high demand for which we did not stock adequate inventory; and

- overstock inventory levels for products that have lower consumer demand, requiring us to take markdowns or other steps to sell slower moving merchandise.

As a result of these and other factors, we are vulnerable to demand and pricing shifts and to misjudgments in the selection and timing of merchandise purchases.

New stores in new markets, where we are less familiar with the target customer and less well-known, may face different or additional risks and increased costs compared to stores operated in existing markets or new stores in existing markets.

Operations and Infrastructure Risks

Our business requires that we lease substantial amounts of space and there can be no assurance that lease terms and conditions will remain as favorable as in the past.

We do not own any real estate. Instead, we lease our store locations, as well as our support center, manufacturing facilities, and distribution centers. Our store leases generally have an initial term of 10 to 15 years, with renewal options that range from 5 to 15 years. Certain leases have early cancellation clauses, permitting the lease to be terminated by us or the landlord if certain sales levels are not met in specific periods or if the shopping venue does not meet specified occupancy standards. In addition to fixed minimum lease payments, most of our store leases provide for additional lease payments based on a percentage of sales, or "percentage rent", if sales at the respective stores exceed specified levels, as well as the payment of common area maintenance charges, real property insurance and real estate taxes. Many of our lease agreements have defined escalating lease payment provisions over the initial term and any extensions. Increases in substantial occupancy costs along with difficulty in identifying economically suitable new store locations could have significant negative consequences, which include:

- requiring that a greater portion of our available cash be applied to pay our rental obligations, thus reducing cash available for other purposes and reducing our operating profitability;

- increasing our vulnerability to general adverse economic and industry conditions; and

- limiting our flexibility in planning for, or reacting to changes in, our business or the industry in which we compete.

Additional sites may be subject to long-term, non-cancelable leases if we are unable to negotiate our current standard lease terms and conditions. If an existing or future store is not profitable, and we decide to close it, we may nonetheless be committed to perform our obligations under the applicable lease including, among other things, paying the base rent for the balance of the lease term. Moreover, if a lease has an early cancellation clause, we may not satisfy the contractual requirements for early cancellation under that lease. In addition, if we are not able to enter into new leases or renew existing leases on terms acceptable to us, this could have an adverse effect on our results of operations.

Costs and risks relating to new store openings could severely limit our growth opportunities.

Part of our growth strategy depends on opening stores in new and existing markets. We must successfully choose store sites, execute favorable real estate transactions on terms that are acceptable to us, hire competent personnel and effectively open and operate these new stores. Our plans to increase our number of retail stores will depend in part on the availability of existing retail stores or store sites. A lack of available financing on terms acceptable to real estate developers, or a tightening credit market, may adversely affect the number or quality of retail sites available to us. We cannot assure you that stores or sites will be available to us, or that they will be available on terms acceptable to us. If additional retail store sites are unavailable on acceptable terms, we may not be able to carry out a significant part of our growth strategy.

Our costs have increased, and in the future may continue to increase due to factors that may or may not be controllable by us, which may negatively affect our financial results.

Increases in costs that are beyond our control, such as increases in commodity prices for raw materials that are directly or indirectly related to the production and distribution of our products, prices of steel, oil, resin and pulp, increases in fuel and transportation costs, shipping surcharges, higher interest rates, increases in losses from damaged merchandise, inflation, fluctuations in foreign currency rates, higher costs of labor, global labor disputes, increases in the costs of insurance and healthcare, increased insurance premiums, medical claim costs, worker's compensation claim costs, increased incremental costs of doing business, increases in postage and media costs, higher tax rates, the cost of compliance with changes in laws and regulations, and accounting standards may negatively impact our financial results. Macroeconomic conditions have caused and may continue to cause the need to adjust prices to offset the effect of these changes, and we may not be able to do that without negatively impacting consumer demand or our gross margin.

Our operating results are subject to quarterly and seasonal fluctuations, and results for any quarter may not necessarily be indicative of the results that may be achieved for the full fiscal year.

Our quarterly results have fluctuated in the past and may fluctuate significantly in the future, depending upon a variety of factors, including our product offerings, promotional events, store openings, the weather, remodeling or relocations, shifts in the timing of holidays, timing of catalog releases or sales, timing of delivery of orders, competitive factors and general economic conditions, including economic downturns as a result of unforeseen events such as pandemics, inflation, and supply chain disruptions, among other things. As a result of these factors, the demands on our product distribution and delivery network may fluctuate. Accordingly, our results of operations may fluctuate on a seasonal and quarterly basis, relative to corresponding periods in prior years. In fiscal 2023, for example, sales and profitability did not follow historical patterns due to various factors, including changes in promotional strategy and cadence, weather patterns and macroeconomic factors. Future similar initiatives, trends or events may disproportionately impact results in a particular quarter and we believe that comparisons of our operating results from period to period are not necessarily meaningful and cannot be relied upon as indicators of future performance.

Information Technology Risks

A cyber-attack or security incident impacting TCS or third-party providers' information technology systems or confidential information may result in reputational damage, or exposure to regulatory or litigation risk that may materially affect our business, financial results, results of operations, and trading prices of TCS common stock.

Our business is heavily reliant on computer systems, hardware, software, technology infrastructure, online websites, and networks (collectively, "IT Systems") for both internal and external operations. We rely on third-parties for a range of IT Systems and related products and services. With applicable approval, third-party providers collect, transmit and maintain customer, employee, contractor, supplier, and vendor data, including credit card information, personal information, proprietary, and other confidential information (collectively, "Confidential Information").

We face numerous and evolving cybersecurity risks that threaten the confidentiality, integrity and availability of our IT Systems and Confidential Information. We, like many companies, have experienced cyberattacks, system vulnerabilities and security incidents in the past. We cannot assure that any breaches, attacks or unauthorized disclosures will not occur in the future, including attacks or incidents that may materially impact our business. We have committed financial and personnel resources to implement and maintain security policies, procedures, and measures designed to protect our IT Systems and Confidential Information. There can be no assurance that our cybersecurity risk management program and processes, including our policies, controls or procedures, will be fully implemented, complied with or effective in protecting our IT Systems and Confidential Information. We incur significant costs in connection with network security, disaster recovery, and employee training. We may incur significant costs to update business practices or modify service offerings. Cyberattacks are expected to accelerate on a global basis and threat actors are increasingly sophisticated in using techniques and tools - including artificial intelligence - that are designed to circumvent security controls, evade detection, and remove forensic evidence. As a result, we may be unable to anticipate, prevent, detect, investigate, contain or recover from future attacks and incidents in a timely manner.

Cyberattacks may occur as a result of targeted attacks by state-sponsored organization, opportunistic hackers, and other threat actors that involve, for example, the deployment of viruses or malware (such as ransomware), denial-of-service attacks, break-ins, and social engineering attacks (such as phishing exploits), as well as inadvertent errors committed by employees, contractors or other parties, and hardware or software bugs, misconfigurations or similar vulnerabilities. Given the nature of complex systems, software and services like ours, and the scanning tools that we deploy across our networks and products, we regularly identify and track security vulnerabilities. We are unable to comprehensively apply patches or confirm that measures are in place to mitigate all such vulnerabilities, or that patches will be applied before vulnerabilities are exploited by a threat actor.

In addition, cyberattacks that impact companies through a critical third-party service provider or elsewhere in the supply chain are increasingly prevalent. Because we make extensive use of third party suppliers and service providers, successful cyberattacks that disrupt or result in unauthorized access to third party IT Systems can materially impact our operations and financial results. Cybersecurity risk have also increased as a result of global remote working dynamics that present additional opportunities for threat actors to engage in social engineering and to exploit vulnerabilities in noncorporate networks used by many of our employees and critical third-party providers. Moreover, any integration of artificial intelligence in our or any third party's operations, products or services is expected to pose new or unknown cybersecurity risks and challenges.

Cyberattacks, security incidents, and similar events could result in any or all of the following: unauthorized access to or disruption to our IT Systems, Confidential Information and operations; unauthorized modification or disclosure of Confidential Information; governmental and regulatory inquiries, investigations, fines and penalties; litigation, including but not limited to class actions, pursuant to enacted and developing laws such as the California Consumer Privacy Act (CCPA) which provides for a private rights of action and statutory damages in connection with certain types of data breaches; loss of confidence in our Company, negative media coverage, and brand and reputational harm; loss of customers and business opportunities; increased costs to investigate, contain, restore or remediate IT Systems; and a range of other costs and liabilities. Any or all of the foregoing may have material adverse impacts on our business, financial condition, results of operations, as well as the trading price of our stock.

There is no guarantee that all costs and liabilities would be recovered or reimbursed by the insurance we maintain regarding cybersecurity and privacy risk, nor that insurance will continue to be available to us on economically reasonable terms and conditions.

Failure to comply with current or expanded laws and regulations relating to privacy, data protection, and consumer protection, could adversely affect our business and our financial condition.

We collect, use, store, share and process information that relates to individuals and/or constitutes "personal data," "personal information," "personally identifiable information," or similar terms under applicable data privacy laws (collectively, "Personal Information"), relating to customers, website visitors, employees, former employees, job applicants, directors, vendors, suppliers and business partners. We are therefore subject to a variety of international, federal, state, and local laws and regulations relating to privacy, data protection, and consumer protection. The application and interpretation of such requirements are constantly evolving and are subject to change, creating a complex compliance environment. Compliance with applicable laws and regulations may result in additional costs and may necessitate changes to our business practices and divergent operating models, which may adversely affect our business and financial condition.

In the United States, the Federal Trade Commission and many state Attorneys General are interpreting federal and state consumer protection laws as imposing standards for the online collection, use, dissemination, and security of personal information, including statements that we make in our privacy policies. There are also federal laws governing marketing activities, such as Controlling the Assault of Non-Solicited Pornography and Marketing Act and Telephone Consumer Protection Act (as implemented by the Telemarketing Sales Rule). In addition, we are subject to various state privacy laws, such as the California Consumer Privacy Act ("CCPA"), which requires covered companies to, among other things, provide new disclosures to California consumers and affords such consumers certain privacy rights. The CCPA has encouraged similar laws in several other states across the United States which in some cases have conflicting requirements that make compliance challenging.

One cannot predict the impact of these complex and rapidly evolving laws or subsequent guidance. Requirements may be interpreted and applied in a manner that is inconsistent from one jurisdiction to another or may conflict with other rules or our internal practices. Any failure or perceived failure, to comply with our posted privacy policies or with any federal, state, international privacy, consumer protection-related laws, regulations, industry self-regulatory principles, industry standards codes of conduct, regulatory guidance, judicial orders to which we may be subject or other legal obligations relating to privacy or consumer protection could have a materially adverse impact to our reputation, brand, and business, and may result in claims, proceedings, or actions against us by governmental entities or others that may require us to change our operations, incur substantial costs and expenses in an effort to comply, modify our data processing practices and policies, or cease using certain data sets. Any such claim, proceeding, or action, including a complaint by an activist to a regulatory authority or other public statement criticizing our practices, could further hurt our reputation, brand, and business, and ultimately force us to incur significant expenses in defense of such proceedings, distract our management, increase our costs of doing business, result in a loss of customers and vendors, result in the imposition of monetary penalties, and otherwise adversely affect our business, financial condition, and results of operations. We may also be contractually required to indemnify and hold harmless certain third parties from the costs or consequences of non-compliance with any laws, regulations, or other legal obligations relating to privacy or consumer protection or any inadvertent or unauthorized use or disclosure of data that we store or handle as part of operating our business.

Finally, because we accept debit and credit cards for payment, we are required to comply with the Payment Card Industry Data Security Standards ("PCI-DSS") and have incurred and will continue incur additional expenses to maintain PCI-DSS compliance. Even if we are compliant with such standards, we and our relevant service providers still may be vulnerable and unable to prevent security breaches involving customer transaction data.

We rely upon third-party service providers to operate critical aspects of our internal and external business operations and any disruption or interference with such operations, or material non-compliance with laws and regulations by such third parties, could materially and adversely impact our business.

We rely on third-parties for critical internal and external operations. We architected our software and computer systems to utilize data processing, storage capabilities, and other services provided by third-party providers. Any disruption or interference with use of third-party service providers could have a material adverse impact on our business, financial condition, and results of operations. In addition, third-party providers assist us with employee benefits processing, payment processing, security monitoring, among other activities. Material non-compliance with privacy, security, consumer protection or sustainability-related laws by these third parties may jeopardize our ability to obtain or offer core products and services, expose us to regulatory investigations and litigation, and materially impact our business and financial results.

Material damage to, or interruptions in, our information systems as a result of external factors, working from home arrangements, staffing shortages and difficulties in updating our existing software or developing or implementing new software could have a material adverse effect on our business or results of operations.

We are highly dependent upon IT Systems to conduct most aspects of our operations. Such IT Systems are subject to damage or interruption from power outages, slowness due to strain on internet connectivity resulting from employees working from home, computer and telecommunications failures, computer viruses, security breaches, fire, and natural disasters. Damage or interruption to our IT Systems may require a significant investment to fix or replace them, and we may suffer interruptions in our operations. Costs, potential problems, and interruptions associated with the implementation of new or upgraded systems and technology or with maintenance or adequate support of existing systems could disrupt or reduce the efficiency of our operations. Any material interruptions or failures in our IT systems may have a material adverse effect on our business or results of operations.

We rely on our information technology staff. If we cannot meet our staffing needs in this area, we may not be able to fulfill our technology initiatives, while continuing to provide maintenance on existing systems.

We also rely on software vendors to maintain and upgrade IT Systems so that they can continue to support our business. The software programs supporting many of our IT Systems were licensed to us by independent software developers. The inability of these developers, or us, to continue to maintain and upgrade these IT Systems and software programs would disrupt or reduce the efficiency of our operations if we were unable to convert to alternate systems in an efficient and timely manner.

We are vulnerable to various risks and uncertainties associated with our website, including changes in required technology interfaces, website downtime, costs, technical issues or failures as we upgrade our website software, computer viruses, changes in applicable federal and state regulations, security breaches, legal claims related to our website operations and e-commerce fulfillment, and other consumer privacy concerns. Our failure to successfully respond to these risks and uncertainties could reduce website sales and have a material adverse effect on our business or results of operations.

Failure to effectively manage our online sales, may result in reputation and operational harm.

TCS sells merchandise via the Internet through our website, containerstore.com, and mobile apps. In fiscal 2023, our website and mobile apps accounted for approximately 23% of TCS net sales.

We are vulnerable to e-commerce risks and uncertainties associated with changes in required technology interfaces, website downtime, technical failures, costs and technical issues for upgrades of website software, computer viruses, changes in applicable federal and state regulations, security breaches, and consumer privacy. The potential website or mobile application failure could result in disruptions and additional costs to our operations, causing difficulty for customers to purchase merchandise online, which could adversely affect operations and reputation results.

We face risks related to the incorporation of artificial intelligence technologies into our internal business practices.

We use artificial intelligence ("AI"), machine learning, and automated decision-making technologies (collectively, "AI Technologies") throughout our business, and are making investments in this area. The continuous development, maintenance and operation of our AI Technologies is complex, and may involve unforeseen difficulties including material performance problems, undetected defects or errors. We expect that increased investment will be required in the future to continuously improve our use of AI Technologies. As with many technological innovations, there are additional risks involved in developing, maintaining and deploying these technologies and there can be no assurance that the usage of or our investments in such technologies will always enhance our products or services or be beneficial to our business, including our efficiency or profitability.

In particular, we are working to incorporate generative AI Technologies (i.e., AI Technologies that can produce and output new content, software code, data and information) into our internal business practices. There is a risk that generative AI Technologies could produce inaccurate or misleading content or other discriminatory or unexpected results or behaviors, such as hallucinatory behavior that can generate irrelevant, nonsensical, or factually incorrect results, all of which could harm our reputation, business, or customer relationships. While we take measures designated to ensure the accuracy of such AI generated content, those measures may not always be successful, and in some cases, we may need to rely on end users to report such inaccuracies.

Further, we use AI Technologies licensed from third parties, and our ability to continue to use such technologies at the scale we need may be dependent on access to specific third-party software and infrastructure. We cannot control the availability or pricing of such third-party AI Technologies, especially in a highly competitive environment, and we may be unable to negotiate favorable economic terms with the applicable providers. If any such third-party AI Technologies become incompatible with our solutions or unavailable for use, or if the providers of such models unfavorably change the terms on which their AI Technologies are offered or terminate their relationship with us, our solutions may become less appealing to our customers and our business could be harmed.

The regulatory framework for AI Technologies is rapidly evolving as many federal, state and foreign government bodies and agencies have introduced or are currently considering additional laws and regulations. Additionally, existing laws and regulations may be interpreted in ways that would affect the operation of our AI Technologies. As a result, implementation standards and enforcement practices are likely to remain uncertain for the foreseeable future, and we cannot yet determine the impact future laws, regulations, standards, or market perception of their requirements may have on our business and may not always be able to anticipate how to respond to these laws or regulations.

Moreover, the cost to comply with such laws, regulations, or decisions and/or guidance interpreting existing laws, could be significant and would increase our operating expenses (such as by imposing additional reporting obligations regarding our use of AI Technologies). Such an increase in operating expenses, as well as any actual or perceived failure to comply with such laws and regulations, could adversely affect our business, financial condition and results of operations.

Supply Chain Risks

Our ability to obtain merchandise on a timely basis at competitive prices could suffer as a result of any deterioration or change in our vendor relationships or events that adversely affect our vendors or their ability to obtain financing for their operations.

Our vendor relationships are critical to our success. We generally transact business on an order-by-order basis, operating without any contractual assurances of continued supply, pricing or access to new products. Any of our vendors could discontinue supplying us with desired products in sufficient quantities for a variety of reasons. If we are unable to acquire suitable merchandise in sufficient quantities, at acceptable prices with adequate delivery times due to the loss of or a deterioration or change in our relationship with one or more of our key vendors or events harmful to our vendors occur, it may adversely affect our business and results of operations.

The benefits we currently experience from our vendor relationships could be adversely affected if our vendors:

• discontinue selling merchandise to us;

• enter into exclusivity arrangements with our competitors;

• sell similar merchandise to our competitors with similar or better pricing, many of whom already purchase merchandise in significantly greater volume and, in some cases, at lower prices than we do;

• raise the prices they charge us;

• change payment terms to require us to pay on delivery or upfront, including as a result of changes in the credit relationships some of our vendors have with their various lending institutions;

• lengthen their lead times; or

- initiate or expand sales of storage and organization products to retail customers directly through their own stores, catalogs or on the internet.

We historically have established excellent working relationships with many small- to mid-size vendors that generally have more limited resources, production capacities and operating histories. Adverse market and economic events, such as the economic downturn caused by geopolitical and civil unrest, issues related to trade routes and sanctions, and physical or transition climate change-related risks and events, could impair our ability to obtain merchandise in sufficient quantities from these vendors. Such events include difficulties associated with our vendors' business, value chains, finances, labor, ability to export or import, production, insurance and reputation. There can be no assurance that we will be able to acquire desired merchandise in sufficient quantities on acceptable terms or at all in the future, especially if we need significantly greater amounts of inventory in connection with the growth of our business. We may need to develop new relationships with larger vendors, and we may not be able to find similar merchandise with the same terms from larger vendors.

We rely upon independent third-party transportation providers for substantially all our product shipments and are subject to increased shipping costs as well as the potential inability of our third-party transportation providers to deliver on a timely basis.

We rely upon independent third-party transportation providers for substantially all our product shipments, including shipments to and from our stores. Our utilization of these delivery services for shipments is subject to risks, including increases in fuel prices, increased shipping costs, employee strikes, inclement weather, health epidemics or pandemics, which have affected and may continue to affect a shipping company's ability to provide delivery services that meet our shipping needs. Our reputation for providing a high level of customer service is dependent on third-party transportation providers timely delivering our products. If we change the shipping companies we use, we could face logistical difficulties that may adversely affect deliveries and we could incur costs and expend resources in connection with such change. Moreover, we may not be able to obtain terms and conditions as favorable as those received from our current independent third-party transportation providers.

We are subject to duties, tariffs and quotas associated with foreign imports for our merchandise.

During fiscal 2023, including purchases for Elfa which represented approximately 27% of our purchases, we purchased approximately 53% of our merchandise from vendors located outside the United States (including approximately 33% from vendors located in China) and approximately 47% of our merchandise from vendors located in the United States. In addition, some of the merchandise we purchase from vendors in the United States also depends, in whole or in part, on manufacturers located outside the United States. As a result, our business depends on global trade, as well as trade and cost factors that impact countries where our vendors are located. Part of our future success depends upon our ability to maintain our existing foreign vendor relationships and develop new ones. While we rely on long-term relationships with our foreign vendors, we have no long-term contracts with them and transact business on an order-by-order basis.

Many of our imported products are subject to existing duties, tariffs and quotas that may limit the quantity of some goods that we may import into the United States. Because a large portion of our merchandise is sourced, directly or indirectly, from outside the United States, major changes in tax policy or trade relations, such as the disallowance of income tax deductions for imported merchandise or the imposition of additional tariffs or duties on imported products, could adversely affect our business, results of operations, effective income tax rate, liquidity and net income. For example, in recent years, tariffs were imposed on many items sourced to the U.S. from China and the Chinese government imposed retaliatory tariffs on U.S. manufactured goods. As a result, we continually evaluate the impact of enacted tariffs, along with any potential additional tariffs or retaliatory trade restrictions implemented by other countries. These tariffs could adversely affect our customer sales by causing potential delays in product received from our vendors, cost of goods sold and results of operations. We may not be able to mitigate the impact of such tariffs fully or substantially, pass price increases on to our customers, or secure adequate alternative sources for products or materials.

Our dependence on foreign imports also makes us vulnerable to risks associated with products manufactured abroad, including, among other things, risks of damage, destruction or confiscation of products while in transit to our distribution centers located in the United States, charges on or assessment of additional import duties, surcharges, tariffs and quotas, loss of "most favored nation" trading status by the United States in relation to a particular foreign country, work stoppages, strikes, transportation and other delays in shipments, heightened security screening, inspection processes or other port-of-entry limitations or restrictions in the United States, freight cost increases, health epidemics, pandemics, economic uncertainties, inflation, foreign government regulations, trade restrictions, geopolitical unrest, increased labor costs and other similar factors that might affect the operations of our manufacturers in foreign countries.

In addition, there is a risk that compliance lapses by our manufacturers could occur, which could lead to investigations by United States international trade compliance government agencies. Resulting penalties or enforcement actions could delay future imports/exports or otherwise negatively affect our business. In addition, there remains a risk that one or more of our foreign manufacturers will not adhere to applicable legal requirements or our global compliance standards. The violation of applicable legal requirements, including labor, manufacturing, compliance standards and safety laws, by any of our manufacturers, could disrupt our supply of products from manufacturers or the shipment of products to us, resulting in potential liability, and harm to our reputation and brand, any of which could negatively affect our business and operating results.

Our facilities and systems, as well as those of our vendors, are vulnerable to natural disasters and other unexpected events, and as a result we may lose merchandise, incur unexpected costs or be unable to effectively service our stores and online customers.

Our retail stores, support center, distribution centers, manufacturing facilities, infrastructure projects, direct-to-customer operations, as well as the operations of our vendors, are vulnerable to damage from various natural disasters, pandemics, physical and transition climate change-related risks and events (including extreme or chronic weather events or conditions and energy or water scarcity), geopolitical and civil unrest, issues related to trade routes and sanctions, power losses, telecommunications failures, hardware and software failures, computer viruses and similar events. If any of these events results in damage to our facilities or systems, or those of our vendors, we may experience interruptions in our business until the damage is repaired, to the extent it can be, resulting in the potential loss of customers and revenues. For example, in the fourth quarter of fiscal 2023, we experienced severe weather that negatively impacted certain stores, resulting in early or full day closures. In addition, we may incur costs in deductibles and repairing any damage beyond our applicable insurance coverage.

Material disruptions at one of our manufacturing facilities could negatively impact production, customer deliveries and overall financial results.

Elfa operates three manufacturing facilities: two in Sweden and one in Poland. C Studio is a manufacturing facility in Elmhurst, Illinois which supplies our Preston® closet line. A material operational disruption in one of our manufacturing facilities could occur as a result of any number of events including, but not limited to, major equipment failures, labor stoppages, temporary or permanent factory closings, transportation failures or trade considerations affecting the supply and shipment of materials and finished goods, severe weather conditions, physical and transition climate change-related risks and events, health epidemics or pandemics, all of which could result in limitations on the ability to travel and return to work, geopolitical and civil unrest and disruptions in utility services. Such a disruption could negatively impact production, customer deliveries and financial results.

Product recalls and/or product liability, as well as changes in product safety and other consumer protection laws, may adversely impact our merchandise offerings, reputation, results of operations, cash flow and financial condition.

We are subject to regulations by a variety of federal, state and international regulatory authorities, including the Consumer Product Safety Commission. If our vendors fail to manufacture or import merchandise that adheres to product safety requirements, internal quality control standards or other consumer protection laws, our reputation and brands could be damaged, potentially leading to increases in customer litigation. It is possible that our vendors may not adhere to product safety requirements, quality control standards or other consumer protection laws, and we might not identify deficiencies before merchandise is sold. Any issues of product safety or alleged violations of consumer protection laws have caused and may again cause us to incur additional costs, for example, due to the need to recall products. If our vendors are unable or unwilling to recall products failing to meet product safety requirements, our quality standards or other consumer protection laws, we may be required to recall those products at a substantial cost to us. Furthermore, to the extent we are unable to replace any recalled products, we may have to reduce our merchandise offerings, resulting in a decrease in sales.

Moreover, changes in product safety or other consumer protection laws could lead to increased costs to us for certain merchandise, and additional labor costs associated with readying merchandise for sale. Our vendors may require long lead times on merchandise ordering cycles, which could increase the difficulty for us to plan and prepare for potential changes to applicable consumer protection laws. In particular, The Consumer Product Safety Improvement Act of 2008 imposes significant requirements on manufacturing, importing, testing and labeling for some of our products. In the event that we are unable to timely comply with regulatory changes, significant fines, litigation, or penalties could result, and could adversely affect our merchandise offerings, reputation, results of operations, cash flow and financial condition.

We face distribution risks related to operating two distribution centers and domestic and international manufacturing facilities.

Our business depends upon the successful operation of our manufacturing facilities and distribution centers, to fulfill orders and deliver our merchandise to our customers in a timely manner. We currently handle merchandise distribution for our stores from two facilities, one in Coppell, Texas, a suburb of Dallas, Texas, and the second in Aberdeen, Maryland. We also fulfill and deliver Preston® custom closets orders from the C Studio manufacturing facility in Elmhurst, Illinois. Elfa operates three manufacturing facilities, located in Västervik, Sweden, Mullsjö, Sweden, and Koszalin, Poland. These manufacturing facilities produce our elfa® and Avera® branded products, which are sold exclusively through our TCS segment in the U.S. and also on a wholesale basis to various retailers in approximately 30 countries. We use independent third-party transportation companies as well as leased trucks to ship product to our distribution centers and deliver our merchandise to our stores and our customers. Any significant interruption in the operation of our distribution centers or the domestic transportation infrastructure due to natural disasters, accidents, inclement weather, system failures, work stoppages, slowdowns, strikes by employees of the transportation companies, temporary or government-mandated closures, health epidemics, pandemics, or other unforeseen causes could delay or impair our ability to distribute merchandise to our stores, which may result in lower sales, a loss of brand loyalty and excess inventory and would have a material adverse effect on our business, financial condition and results of operations.

Liquidity Risks

We face risks related to indebtedness that could result in a high degree of leverage on cash flow from operations to pay back debt.

As of March 30, 2024, we had total outstanding debt of $176.8 million and an additional $91.3 million of availability under our asset-based revolving credit agreement (the "Revolving Credit Facility") and the 2019 Elfa revolving credit facilities (the "2019 Elfa Revolving Facilities"). Loans under our senior secured term loan facility with JPMorgan Chase Bank, N.A. (the "Senior Secured Term Loan Facility"), which matures January 31, 2026, represented $163.5 million of the total outstanding debt.

Subject to the limitations in the terms of our existing and future indebtedness, we may incur additional indebtedness or refinance existing indebtedness in the future. Our leverage could have important consequences to us, including:

• exposing us to increased interest rates as our borrowings under our current debt facilities are at variable rates;

• difficulty making payments;

• restricting our ability to pay future dividends;

• increasing our vulnerability to downturns in our business, the storage and organization retail industry or the general economy thus limiting our flexibility to plan for, or react to, changes in our business, the industry, or the economy;

• requiring a substantial portion of operational cash flow to pay principal and interest on our debt, thereby reducing our ability to use our cash flow to fund operations, capital expenditures, and future business opportunities;

• restricting us from making strategic acquisitions or causing us to make non-strategic divestitures;

• limiting our ability to obtain additional financing for working capital, capital expenditures, product development, debt service requirements, acquisitions, and general corporate or other purposes, which may in turn limit our ability to implement our business strategy;

• preventing us from taking advantage of business opportunities or successfully carrying out plans to expand our store base and product offerings; and

• placing us at a competitive disadvantage compared to our competitors who may be less leveraged.

Consequences of indebtedness may require a substantial portion of cash flow from operations to be dedicated to the payment of debt principal and interest, thereby reducing our ability to fund operations, capital expenditures, and future business opportunities. If we cannot generate sufficient cash flow from operations to service our debt, we may need to refinance our debt, dispose of assets or issue equity to obtain necessary funds. We do not know whether we would be able to take any of these actions on a timely basis, or timely, on terms satisfactory to us or at all. In addition, the agreements governing our indebtedness require us to comply with financial and operational covenants, including placing limitations on our ability to incur liens, make investments, enter into certain consolidations, mergers and sales of assets, make payments to our equity or debt holders and engage in transactions with affiliates.

A failure to comply with the agreements governing our indebtedness, including financial and operational covenants thereunder, could result in an event of default, which could adversely affect our ability to respond to changes in our business and manage our operations. Upon the occurrence of an event of default under any of the agreements governing our indebtedness, the lenders could elect to declare all amounts outstanding due and payable and exercise other remedies as set forth in the agreements. If any of our indebtedness were to be accelerated, there can be no assurance that our assets would be sufficient to repay this indebtedness in full, which could have a material adverse effect on our ability to continue to operate.

Our costs and financial results have changed, and in the future may continue to change because of currency exchange rate fluctuations.

During fiscal 2023, approximately 53% of our merchandise, based on cost of merchandise purchased, was manufactured abroad. The prices charged by foreign manufacturers may be affected by the fluctuation of their local currency against the U.S. dollar. We source goods from various countries, and thus changes in the value of the U.S. dollar compared to other currencies may affect the costs of goods that we purchase.

Our largest exposure to currency exchange rate fluctuations is between the U.S. dollar and Swedish krona. All purchases from the Elfa segment by the TCS segment are in Swedish krona. Approximately 27% of our U.S. dollar merchandise purchases in the TCS segment in fiscal 2023 were originally made in Swedish krona from our Elfa segment. Additionally, all assets and liabilities of our Elfa segment are translated at year end rates of exchange, apart from certain assets and liabilities that are translated at historical rates of exchange. Revenues, expenses, and cash flows of our Elfa segment are translated at average rates of exchange for the year. As a result, our financial results may be adversely affected by fluctuations in the Swedish krona as compared to the U.S. dollar. Based on the average exchange rate from Swedish krona to U.S. dollar during fiscal 2023, and results of operations in functional currency, we believe that a 10% increase or decrease in the exchange rate of the Swedish krona would increase or decrease net income by approximately $0.3 million.

We will require significant capital to fund our expanding business, which may not be available to us on satisfactory terms or at all. If we are unable to maintain sufficient levels of operating cash flows, we may require additional financing which could adversely affect our financial health and impose covenants that limit our business activities.

We primarily depend on cash flow from operations, the Revolving Credit Facility (as defined above), and the 2019 Elfa Revolving Facilities (as defined above), to fund our business and growth plans. If our business does not generate sufficient cash flow from operations to fund these activities, we may need additional equity or debt financing. If such financing is not available to us, or is not available on satisfactory terms and conditions, our ability to operate and expand our business or respond to competitive pressures would be curtailed and we may need to delay, limit or eliminate planned store openings or operations or other elements of our growth strategy. If we raise additional capital by issuing equity securities or securities convertible into equity securities, our existing shareholders may suffer significant dilution, and any new equity securities we issue may have rights, preferences, and privileges superior to those of existing stockholders. Certain of our existing debt instruments contain, and any debt financing we secure in the future could contain, restrictive covenants relating to our ability to incur additional indebtedness and other financial and operational matters that make it more difficult for us to obtain additional capital. For example, our existing debt facilities contain significant restrictions on our ability to incur additional secured indebtedness. We may not be able to obtain additional financing on favorable terms, if at all. If we are unable to obtain adequate financing or financing on terms satisfactory to us when required, our ability to operate and expand our business or respond to competitive pressures would be curtailed and we may need to delay, limit or eliminate planned store openings or operations or other elements of our growth strategy.

We maintain the majority of its cash and cash equivalents in accounts with major U.S. and multi-national financial institutions, and our deposits at certain of these institutions exceed insured limits. Market conditions can impact the viability of these institutions. In the event of failure of any of the financial institutions where we maintain our cash and cash equivalents, there can be no assurance that we would be able to access uninsured funds in a timely manner or at all. Any inability to access or delay in accessing these funds could adversely affect our business and financial position.

Our fixed lease obligations could adversely affect our financial performance.

Our fixed lease obligations will require us to use a significant portion of cash generated by our operations to satisfy these obligations, and could adversely impact our ability to obtain future financing to support our growth or other operational investments. We will require substantial cash flows from operations to make our payments under our operating leases, many of which provide for periodic increases in operating lease expense. If we are not able to make the required payments under the leases, the lenders or owners of the stores may, among other things, repossess those assets, which could adversely affect our ability to conduct our operations. In addition, our failure to make payments under our operating leases could trigger defaults under other leases or under agreements governing our indebtedness, which could cause the counterparties under those agreements to accelerate the obligations due thereunder.

Disruptions in the global financial markets and rising interest rates may make it difficult for us to borrow enough capital to finance the carrying costs of inventory and to pay for capital expenditures and operating costs, which could negatively affect our business.

Disruptions in the global financial markets and rising interest rates and banking systems have made credit and capital markets more difficult for companies to access, even for some companies with established revolving or other credit facilities. Under the Revolving Credit Facility, each member of the syndicate for the Revolving Credit Facility is responsible for providing a portion of the loans to be made under the facility. Factors that affect our borrowing ability under the Revolving Credit Facility include borrowing base formula limitations, adjustments in the appraised value of our inventory used to calculate the borrowing base and the availability of each of the lenders to advance its portion of requested borrowing drawdowns under the facility. If, in connection with a disruption in the global financial markets or otherwise, any participant, or group of participants, with a significant portion of the commitments in the Revolving Credit Facility fails to satisfy its obligations to extend credit under the facility and we are unable to find a replacement for such participant or group of participants on a timely basis (if at all), our liquidity and our business may be materially adversely affected.

Competition Risks

Competition, including internet-based competition, could negatively impact our business, adversely affecting our ability to generate higher net sales.

The retail industry is highly competitive, with few barriers to entry. Competition is characterized by many factors, including level of service, merchandise assortment, product quality, price, location, reputation, credit availability, and customer loyalty. A variety of retailers offer products that are similar to the products we offer. Competitive products can be found in mass merchants, as well as specialty retail chains. Some of our competitors, particularly the mass merchants, are larger and have greater financial resources than we do.

We also face competition from other internet-based retailers, and traditional store-based retailers. This results in increased price competition and customer selection of similar products.

We must successfully respond to changing consumer preferences and buying trends relating to e-commerce usage. We may need to purchase new or improved technology, creative user interfaces and other e-commerce marketing tools such as paid search and mobile applications. This may result in increased costs and may not succeed in increasing sales or attracting new customers. Our competitors, some of whom have greater resources than we do, may also be able to benefit from changes in e-commerce technologies, which could harm our competitive position. Our failure to successfully respond to these risks and uncertainties might adversely affect the sales in our e-commerce business, as well as damage our reputation and brands.

Our vendors may sell similar or identical products to our competitors, which could harm our business.

Although we have negotiated North American exclusivity on many of the general merchandise products we sell in our stores, a majority of our general merchandise product sales are not exclusive. These vendors could sell similar or identical products to our competitors, some of whom purchase products in significantly greater volume, or enter exclusive arrangements with other retailers that could limit our access to their products. Our vendors could also initiate or expand sales of their products through their own stores or through the internet and therefore compete with us directly or sell their products through outlet centers or discount stores, increasing the competitive pricing pressure we face.

Brand Reputation Risks

Our business depends in part on a strong brand image. If we are not able to protect our brand, we may be unable to attract enough customers or sell sufficient quantities of our products.

We believe the brand image we have developed has contributed significantly to the success of our business to date. We further believe that protecting The Container Store brand is integral to our business and to the implementation of our strategies for expanding our business. Our brand image may be diminished if we do not continue to make investments in areas such as marketing and advertising, as well as investments in the day-to-day store operations, catalog mailings, online sales and employee training. Our brand image may be further diminished if new products fail to maintain or enhance our distinctive brand image. Furthermore, our reputation could be jeopardized if we fail to maintain high standards for merchandise quality or fail to maintain high ethical, social and environmental standards for our operations and activities, fail to comply with local laws and regulations or experience negative publicity or other negative events that affect our image or reputation, some of which may be beyond our ability to control. While we work with a third-party audit vendor to ensure a responsible and ethical supply chain, if any of our vendors engage in environmental, workplace or human rights violations that we are unable to identify or remediate, our business could be negatively affected and our brand reputation could be harmed. In addition, our actual or perceived position or lack of position on social, environmental, political, public policy, or other sensitive issues, could harm our reputation. Any failure to maintain a strong brand image could have an adverse effect on our sales and results of operations.

Our failure or inability to protect our intellectual property rights could diminish the value of our brand and weaken our competitive position.

We attempt to protect our intellectual property rights, both in the United States and in foreign countries, through a combination of copyright, patent, trademark, trade secret, trade dress and unfair competition laws, confidentiality procedures, policies, assignment and licensing arrangements. Our failure to obtain or maintain adequate protection of our intellectual property rights for any reason could have a material adverse effect on our business, results of operations and financial condition. Further, we cannot assure you that competitors or other third parties will not infringe upon our intellectual property rights, or that we will have adequate resources to enforce our intellectual property rights.

In addition, intellectual property protection may be unavailable or limited in some foreign countries where laws or law enforcement practices may not protect our intellectual property rights as fully as in the United States, and it may be more difficult for us to successfully challenge the use of our intellectual property rights by other parties in such countries and our competitive position may suffer.

Human Resources Risks

We depend on key executive management.

We depend on the leadership and experience of our key executive management. The loss of any of our executive management members, whether in a planned transition or otherwise, could disrupt our business. There is a high level of competition for experienced, successful personnel in the retail industry, therefore we may not be able to find suitable individuals to replace departing personnel on a timely basis or without incurring increased costs. We do not maintain key-man life insurance policies on any of our executive officers. We believe that our future success will depend on continued ability to attract and retain highly skilled and qualified personnel. Our inability to meet our staffing requirements in the future could impair our growth and harm our business.

If we are unable to find, train and retain key personnel, that reflect our brand image and embody our foundational principles, we may not be able to grow or sustain our operations.

Our success depends in part upon our ability to attract, motivate and retain enough store employees who understand and appreciate our customers, products, brand and corporate culture, and are able to adequately and effectively represent our culture and establish credibility with customers. If we are unable to attract, train and retain employees in the future, we may not be able to serve our customers effectively, thus reducing our ability to continue growth and profitable operations. There is a high level of competition for experienced, qualified personnel in the retail industry. Our growth plans could strain our ability to staff our new stores, particularly at the store manager level, which could have an adverse effect on our ability to maintain a cohesive and consistently strong team, which in turn could have an adverse impact on our business performance and brand image.

Organized labor activities could cause labor relation issues and higher labor costs.

As of March 30, 2024, approximately 60% of Elfa's employees (approximately 5% of our total employees) were covered by collective bargaining agreements. A dispute with a union or employees represented by a union, including a failure to extend or renew our collective bargaining agreements, could result in production interruptions caused by work stoppages. If a strike or work stoppage were to occur, results of operations could be adversely affected.

None of our U.S.-based employees are currently subject to a collective bargaining agreement. As we continue to grow and enter different regions, unions may attempt to organize all or part of our employee base within certain regions. Responding to such organization attempts may distract management and employees and may have a negative financial impact on individual stores, or on our business as a whole.

Regulatory and Legal Risks

We could be adversely affected by violations of the U.S. Foreign Corrupt Practices Act and similar worldwide anti-bribery and anti-kickback laws.

We source a significant portion of our products from outside the United States. The U.S. Foreign Corrupt Practices Act and other similar anti-bribery and anti-kickback laws and regulations generally prohibit companies and their intermediaries from making improper payments to non-U.S. officials for the purpose of obtaining or retaining business. While our vendor compliance agreements mandate compliance with applicable laws, we cannot assure you that we will be successful in preventing our employees or other agents from taking actions in violation of these laws or regulations. Such violations, or allegations of such violations, could disrupt our business and result in a material adverse effect on our financial condition, results of operations and cash flows.

There are legal claims made against us from time to time that may distract management from our business activities and result in significant liability or damage to our brand.

Periodically, we are involved in litigation, claims and other proceedings relating to the conduct of our business and employee relations. For example, we were named as a defendant in a putative class action filed on February 10, 2020 in Santa Clara Superior Court by Rashon Hayes, a former, hourly-paid employee of TCS who was employed from April 2019 to June 2019. Claims may result in litigation and may result in regulatory proceedings being brought against us by federal, state and local agencies. Often these cases raise complex factual and legal issues, which are subject to risks and uncertainties and may require significant resources. Litigation, claims, and regulatory proceedings result in unexpected expenses, remediation, and potential liability which could materially adversely affect our operations and our reputation.

Changes in statutory, regulatory, and other legal requirements could potentially impact our operating and financial results.

We are subject to numerous statutory, regulatory and legal requirements, domestically and abroad. Changes in the regulatory environment potentially increase the costs of compliance and subject us to possible government penalties and litigation.

Specifically, significant or rapid increases to federal, state and local minimum wage rates could adversely affect our earnings if we are unable to offset increased labor costs. Moreover, the adoption of new environmental, social, and governance laws and regulations in connection with climate change, the transition to a low carbon economy, and greenhouse gas emissions, could significantly increase our costs and/or reduce the demand for our products. For example, the SEC recently adopted final climate change disclosure regulation. While we are still assessing the potential impact of these rules, they may increase our compliance, controls and disclosure costs. Moreover, if carbon pricing or carbon taxes are adopted, the cost of products from our suppliers could increase and adversely affect our business and results of operations.

Accounting Risks

Our total assets include intangible assets with an indefinite life, including goodwill and trade names, and substantial amounts of long-lived assets. Changes in estimates or projections used to assess the fair value of these assets, or

operating results that are lower than our current estimates, have in the past and may in the future cause us to incur impairment charges that could adversely affect our results of operation.

We make certain estimates and projections in connection with impairment analyses for long-lived assets, in accordance with Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 360, "Property, Plant and Equipment" ("ASC 360"), and ASC 350, "Intangibles—Goodwill and Other" ("ASC 350"). We review assets for impairment on an annual basis and whenever events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable in accordance with ASC 360 or ASC 350. We will record an impairment loss when the carrying amount of the underlying asset, asset group or reporting unit exceeds its fair value. The fair value of each reporting unit is determined by using a discounted cash flow analysis using the income approach, a level 3 valuation (as defined in Note 13). We also use a market approach to compare the estimated fair value to comparable companies, a level 3 input. These calculations require us to make several estimates and projections of future results. If these estimates or projections change, we may be required to record additional impairment charges on certain assets. If these impairment charges are significant, results of operations would be adversely affected.

Due to certain indicators identified during the second quarter of fiscal 2023, we completed an interim assessment of our goodwill balance as of September 30, 2023 in accordance with ASC 350, to identify if the fair value of the reporting unit's goodwill was less than its carrying value. In connection with our interim assessment, we determined there was an impairment of goodwill in the TCS reporting unit and recorded a non-cash goodwill impairment charge of $23.4 million. The charges were primarily the result of continued macroeconomic impacts on our business which led to a decline in customer demand. There was no impairment to our trade names as of September 30, 2023.

In accordance with ASC 350, we performed an annual quantitative assessment of our trade names as of January 1, 2024, as well as an interim quantitative assessment as of March 30, 2024 due to identified indicators in the fourth quarter of fiscal 2023, which resulted in a $63.8 million impairment of the TCS trade name and a $10.1 million impairment of the Elfa trade name. The charges were primarily the result of continued macroeconomic impacts on our business which led to a decline in customer demand. Additional future impairment charges could be required due to continued macroeconomic impacts, if we do not achieve our current net sales and profitability projections or if our weighted average cost of capital continues to increase.

We may be subject to fluctuations in our tax obligations, and effective tax rates and realization of our deferred tax assets, including net operating loss carryforwards, which could result in volatility of our operating results.

We are subject to income taxes in various U.S. and certain foreign jurisdictions. We record tax expense based on estimates of future payments, which may include reserves for uncertain tax positions in multiple tax jurisdictions, and valuation allowances related to certain net deferred tax assets, including net operating loss carryforwards. At any one time, many tax years may be subject to audit by various taxing jurisdictions. The results of these audits and negotiations with taxing authorities may affect the ultimate settlement of these issues. We expect to have ongoing variability in our quarterly tax rates as events occur and exposures are evaluated.

In addition, our effective tax rate in each financial statement period may be materially affected by a variety of factors including but not limited to changes in the mix and level of earnings, varying tax rates in the different jurisdictions in which we operate, fluctuations in the valuation allowance, timing of the utilization of net operating loss carryforwards, or by changes to existing accounting rules or regulations. Further, tax legislation may be enacted which could negatively impact our current or future tax structure and effective tax rates.

If third parties claim infringement of intellectual property rights, our operating results could be adversely affected.

We face the risk of claims that we have infringed upon third parties' intellectual property rights. Any claims of intellectual property infringement could (i) be expensive and time consuming to defend; (ii) cause us to cease making, licensing or using products or methods that allegedly infringe; (iii) require us to redesign, reengineer, or rebrand our products or packaging, if feasible; (iv) divert management's attention and resources; or (v) require us to enter into royalty or licensing agreements in order to obtain the right to use a third party's intellectual property. Any royalty or licensing agreements, if required, may not be available to us on acceptable terms or at all. A successful claim of infringement against us could result in significant monetary damages, costly license or royalty agreements, and recalls, any of which could have a negative effect on our operating results and harm our future prospects.

Organization and Common Stock Risks

If our operating and financial performance in any given period does not meet the guidance that we provide to the public, our stock price may decline.

We may provide public guidance on our expected operating and financial results for future periods, including sales and earnings per share. Such guidance is comprised of forward-looking statements subject to the risks and uncertainties described in this Annual Report on Form 10-K and in our other public filings and public statements. Our actual results have not always been and may not always be in line with or exceed the guidance we have provided, especially in times of economic uncertainty or when there are periods of severe weather. If, in the future, our operating or financial results for a particular period do not meet our guidance or the expectations of investment analysts or we reduce our guidance for future periods, as we have done in the past, the market price of our common stock may decline.

Substantial future sales of our common stock, or the perception in the public markets that these sales may occur, may depress our stock price.

Sales of substantial amounts of our common stock in the public market, or the perception that these sales could occur, could adversely affect the price of our common stock and could impair our ability to raise capital through the sale of additional shares. All outstanding shares of our common stock are freely tradable without restriction under the Securities Act of 1933 (the "Securities Act"), except for any shares of our common stock that may be held or acquired by our directors, executive officers and other affiliates. Certain existing holders of a majority of our common stock have rights, subject to certain conditions, that require us to file registration statements covering their shares or to include their shares in registration statements that we may file for ourselves or other shareholders. In fiscal 2018 (52-week fiscal year ended March 30, 2019), we filed a registration statement on Form S-3 under which certain of our shareholders may sell, from time to time, up to 32,492,421 shares of our common stock that, if sold, will be freely tradable without restriction under the Securities Act. In the event a large number of shares of common stock are sold in the public market, such sales could reduce the trading price of our common stock.

In the future, we may issue securities if we need to raise capital in connection with a capital raise or acquisitions. The number of shares of our common stock issued in connection with a capital raise or acquisition could constitute a material portion of our then-outstanding shares of our common stock.

Failure to maintain effective internal controls in accordance with Section 404 of the Sarbanes-Oxley Act could have a material adverse effect on our business and stock price.

We are required to comply with the rules of the SEC implementing Section 404 of the Sarbanes-Oxley Act of 2002 ("Section 404") and our management is therefore required to provide an annual report on the effectiveness of our internal control over financial reporting for that purpose. Our independent registered public accounting firm is required to formally attest to the effectiveness of our internal control over financial reporting pursuant to Section 404. As such, our independent registered public accounting firm may issue a report that is adverse in the event it is not satisfied with the level at which our controls are documented, designed or operating.

Testing and maintaining internal control can divert our management's attention from other matters that are important to the operation of our business. In addition, when evaluating our internal control over financial reporting, we may identify material weaknesses that we may not be able to remediate in time to meet the applicable deadline imposed upon us for compliance with the requirements of Section 404. If we identify a material weakness in our internal control over financial reporting or are unable to comply with the requirements of Section 404 in a timely manner or assert that our internal control over financial reporting is effective, or if our independent registered public accounting firm is unable to express an opinion as to the effectiveness of our internal control over financial reporting, investors may lose confidence in the accuracy and completeness of our financial reports and the market price of our common stock could be negatively affected, and we could become subject to investigations by The New York Stock Exchange, the SEC or other regulatory authorities, which could require additional financial and management resources.

We do not currently expect to pay any cash dividends.

The continued operation and expansion of our business will require substantial funding. We do not currently expect to pay any cash dividends on shares of our common stock. Any determination to pay dividends in the future will be at the discretion of our Board of Directors and will depend upon results of operations, financial conditions, contractual restrictions, restrictions imposed by applicable laws and other factors our Board of Directors deems relevant. Additionally, the ability of the obligors under the Senior Secured Term Loan Facility, the Revolving Credit Facility and the 2019 Elfa

Senior Secured Credit Facilities to pay cash dividends are subject to restrictions, and we expect these restrictions to continue in the future.

Our anti-takeover provisions could prevent or delay a change in control of our Company, even if such change in control would be beneficial to our shareholders.

Provisions of our amended and restated certificate of incorporation and amended and restated bylaws as well as provisions of Delaware law could discourage, delay or prevent a merger, acquisition or other change in control of our Company, even if such change in control would be beneficial to our shareholders. These include:

•   authorizing the issuance of "blank check" preferred stock that could be issued by our Board of Directors to increase the number of outstanding shares and thwart a takeover attempt;

•   a provision for a classified Board of Directors so that not all members of our Board of Directors are elected at one time;

•   the removal of directors only for cause;

•   no provision for the use of cumulative voting for the election of directors;

•   limiting the ability of shareholders to call special meetings;

•   requiring all shareholders' actions to be taken at a meeting of our shareholders (i.e., no provision for shareholder action by written consent); and

•   establishing advance notice requirements for nominations for election to the Board of Directors or for proposing matters that can be acted upon by shareholders at shareholder meetings.

In addition, the Delaware General Corporation Law, to which we are subject, prohibits us, except under specified circumstances, from engaging in any mergers, significant sales of stock or assets or business combinations with any shareholder or group of shareholders who owns at least 15% of our common stock.

The provision of our certificate of incorporation requiring exclusive venue in the Court of Chancery in the State of Delaware for certain types of lawsuits may have the effect of discouraging lawsuits against our directors and officers.

Our certificate of incorporation requires, to the fullest extent permitted by law, that (i) any derivative action or proceeding brought on our behalf, (ii) any action asserting a claim of breach of a fiduciary duty owed by any of our directors, officers or other employees to us or our shareholders, (iii) any action asserting a claim against us arising pursuant to any provision of the General Corporation Law of the State of Delaware or our certificate of incorporation or the bylaws or (iv) any action asserting a claim against us governed by the internal affairs doctrine will have to be brought only in the Court of Chancery in the State of Delaware. In addition, our bylaws provide that the federal district courts of the United States are the exclusive forum for any complaint raising a cause of action arising under the Securities Act of 1933, as amended. These provisions may have the effect of discouraging lawsuits against our directors and officers.

General Risks

Our common stock price has been and may continue to be volatile, or may continue to decline.

The market price for our common stock has been and may continue to be volatile in the future and has recently declined. As a retailer, our results are significantly affected by various factors which can affect our stock price, many of which are outside of our control, including the following:

•   quarterly variations in our operating results compared to market expectations;

•   changes in preferences of our customers and buying trends, and our ability to respond to such preferences and trends;

•   announcements of new products or significant price reductions by us or our competitors;

•   size of the public float;

- stock price performance of our competitors;

- default on our indebtedness;

- actions by competitors or other shopping center tenants;

- changes in senior management or key personnel;

- changes in financial estimates by securities analysts;

- negative earnings or other announcements by us or other retail home goods companies;

- downgrades in our credit ratings or the credit ratings of our competitors;

- weather conditions, particularly during the holiday season and our promotional sales;

- natural disasters, physical or transition climate change-related risks and events, political and civil unrest or other similar events, including the war between Russia and Ukraine, issues related to trade routes and sanctions, and health epidemics or pandemics;

- issuances or expected issuances of common stock; and

- global economic, legal and regulatory factors unrelated to our performance.

In addition, stock markets have experienced extreme price and volume fluctuations that have affected and continue to affect the market prices of equity securities of many retail companies. In the past, shareholders have instituted securities class action litigation following periods of market volatility. If we were involved in securities litigation, we could incur substantial costs and our resources and the attention of management could be diverted from our business.

Any failure to meet the NYSE's continued listing standards could result in a delisting of our common stock.

On May 8, 2024, we were notified by the NYSE that we are not in compliance with Section 802.01C of the NYSE Listed Company Manual because the average closing price of our common stock was less than $1.00 over a consecutive 30 trading-day period. The notice had no immediate impact on the listing of our common stock, which will continue to be listed and traded on the NYSE during the period allowed to regain compliance, subject to our compliance with other listing standards. On May 14, 2024, we notified the NYSE that we intend to cure the stock price deficiency and to return to compliance with the NYSE continued listing standard. We can regain compliance at any time within the six-month period following receipt of the NYSE notice if on the last trading day of any calendar month during the cure period our common stock has a closing share price of at least $1.00 and an average closing share price of at least $1.00 over the 30 trading-day period ending on the last trading day of that month. Under the NYSE's rules, if we determine that we will cure the stock price deficiency by taking an action that will require stockholder approval at our next annual meeting of stockholders, the price condition will be deemed cured if the price promptly exceeds $1.00 per share, and the price remains above that level for at least the following 30 trading days. A delisting of our common stock from the NYSE may make it more difficult for us to raise capital on favorable terms in the future. Such a delisting would likely have a negative effect on the price of our common stock and would impair your ability to sell or purchase our common stock when you wish to do so. Further, if we were to be delisted from the NYSE, our common stock would cease to be recognized as covered securities and we would be subject to regulation in each state in which we offer our securities. Moreover, there is no assurance that any actions that would take to restore our compliance with Section 802.01C, if needed, would stabilize the market price or improve the liquidity of our common stock, prevent our common stock from falling below the minimum bid price required for continued listing again or prevent future non-compliance with NYSE's listing standards. There is also no assurance that we will maintain compliance with the other listing standards of the NYSE. In the event of a delisting, we can provide no assurance that any action taken by us to restore compliance with listing standards would allow our securities to become listed again, stabilize the market price or improve the liquidity of our securities, or prevent future non-compliance with NYSE's listing standards.

We are reviewing strategic alternatives. There can be no assurance that we will be successful in identifying or completing any strategic alternative, that any such strategic alternative will result in additional value for our shareholders or that the process will not have an adverse impact on our business.

Our Board has initiated a formal review process to evaluate strategic alternatives for the Company aimed at maximizing value for our shareholders. The process of reviewing strategic alternatives may be costly, time consuming and complex and we may incur significant costs related to this review, such as legal, accounting and advisory fees and expenses and other related charges. There can be no assurance that the review of strategic alternatives will result in the identification or consummation of any transaction or action and there is no defined timeline for completion of the review process. There can be no assurance that any potential strategic alternative, if identified, evaluated and consummated, will have a positive impact on our business or provide greater value to our shareholders than that reflected in the current price of our common stock.

As a public company, our management is required to devote substantial time and monetary costs to compliance matters.

As a public company, we incur significant legal, accounting, insurance and other expenses, including costs resulting from public company reporting obligations under the Exchange Act and rules and regulations regarding corporate governance practices, including those under the Sarbanes-Oxley Act, the Dodd-Frank Act, and the listing requirements of The New York Stock Exchange. Our management and other personnel devote a substantial amount of time to ensure that we comply with all reporting requirements, rules, and regulations. Such requirements, rules and regulations increase our legal and financial compliance costs and make certain activities more time-consuming and costly. In addition, these laws, rules and regulations make it more difficult and more expensive to obtain certain types of insurance, including director and officer liability insurance, and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. These factors could make it more difficult for us to attract and retain qualified persons to serve on our Board of Directors, the committees of our Board of Directors or as our executive officers. Furthermore, if we are unable to satisfy our obligations as a public company, we could be subject to delisting of our common stock, fines, sanctions, litigation, and other regulatory actions.

We are subject to a series of risks relating to climate change and natural disasters, which may affect our worldwide business operations and financial results.

There are inherent climate-related risks wherever business is conducted. The long-term impacts of climate change, whether involving physical risks (such as extreme weather conditions, drought or rising sea levels) or transition risks (such as regulatory or technology changes) are expected to be widespread and unpredictable.

Physical climate change increases both the frequency and severity of meteorological phenomena, extreme weather events and natural disasters (including, but not limited to, storms, flooding, drought, wildfire, and extreme temperatures) that may affect our business operations or those of our suppliers, require us to incur additional operating or capital expenditures or otherwise adversely impact our business, financial condition, or results of operations. Physical climate change may impact the frequency and/or intensity of such events, as well as contribute to chronic physical changes, such as shifting precipitation or temperature patterns or rising sea-levels, which may also impact our operations or infrastructure on which we rely. Transition climate change risks and impacts include: changes in energy and commodity prices driven by climate-related weather events; prolonged climate-related events affecting macroeconomic conditions with related effects on consumer spending and confidence; stakeholder perception of our engagement in climate-related policies; and new regulatory requirements resulting in higher compliance risk and operational costs.

We have suppliers around the world and our employees' ability to work or our supply chain may be impacted by climate change-related weather events or effects, including natural disasters, and transition-related climate risks. Increasing temperatures resulting from global warming could lead to increasing energy costs and unfavorable operating cost impacts, as well as extreme weather events that could cause losses of power, resulting in contractual fines or loss of business. Transition-related risks could result in increased compliance and operational costs, economic uncertainty, or changes in our access to energy and manufacturing and vendor considerations. While we may take various actions to mitigate our business risks associated with climate change, this may require us to incur substantial costs and may not be successful, due to, among other things, the uncertainty associated with the longer-term projections associated with managing climate risks. Any of the foregoing could have a material adverse effect on our financial condition and results of operations.

Increased scrutiny of, and evolving expectations for, sustainability and ESG initiatives could increase our costs, harm our reputation, or otherwise adversely impact our business.

We, as with other organizations, are facing increasing scrutiny related to our ESG practices and disclosures from certain investors, capital providers, shareholder advocacy groups, other market participants, customers, and other stakeholder groups. With this increased focus, public reporting regarding ESG practices is becoming more broadly expected. Increased scrutiny results in increased costs, enhanced compliance or disclosure obligations, and may result in other adverse impacts on our business, financial condition or results of operations.

While we may at times engage in voluntary initiatives (such as voluntary disclosures, certifications, or goals, among others), such initiatives may be costly and may not have the desired effect. For example, expectations around company's management of ESG matters continues to evolve rapidly, in many instances due to factors that are out of our control. Methodologies and data relevant to many ESG matters also are evolving, in some cases quite rapidly; as a result, actions or statements that we take based on information or processes we currently believe to be reasonable may subsequently be determined to be erroneous or not in keeping with current or future best practice. In addition, we may commit to certain initiatives or goals and we may not ultimately be able to achieve such commitments or goals due to cost, technological constraints, or other factors that are within or outside of our control. Moreover, actions or statements that we may take based on expectations, assumptions, or third-party information that we currently believe to be reasonable may subsequently be determined to be erroneous or be subject to misinterpretation. Even if this is not the case, our current actions may subsequently be determined to be insufficient by various stakeholders. If our ESG practices and reporting do not meet investor, consumer, employee, or other stakeholder expectations, which continue to evolve, our brand, reputation and customer retention may be negatively impacted, and we may be subject to investor or regulator engagement regarding such matters, even if they are currently voluntary. Certain market participants, including major institutional investors, use third-party benchmarks or scores to measure our ESG practices in making investment and voting decisions. As ESG best practices, reporting standards and disclosure requirements continue to develop, we may incur increasing costs related to ESG monitoring and reporting. In addition, new sustainability rules and regulations have been adopted and may continue to be introduced in various states and other jurisdictions. Operating in more than one jurisdiction is likely to make our compliance with ESG and sustainability-related rules more complex and expensive, and potentially expose us to greater levels of legal risks associated with our compliance. For example, there are stakeholders who have differing views on ESG matters, and we may be subject to stakeholder engagement, activism or disputes based on the positions we take on various ESG matters. Moreover, our failure to comply with any applicable rules or regulations could lead to penalties and adversely impact our reputation, customer attraction and retention, access to capital and employee retention. Such ESG matters may also impact our suppliers, which may augment or cause additional impacts on our business, financial condition, or results of operations.

ITEM 1B. UNRESOLVED STAFF COMMENTS

None.

ITEM 1C. CYBERSECURITY
Cybersecurity Risk Management and Strategy

The Container Store has developed and implemented a cybersecurity risk management program intended to protect the confidentiality, integrity, and availability of our critical systems and information. We design and assess our program based on a hybrid security framework model using the National Institute of Standards and Technology Cybersecurity Framework (NIST CSF) and the Payment Card Industry Security Standard (PCI DSS). This does not imply that we meet any particular technical standards, specifications, or requirements, only that we use the NIST CSF and PCI DSS as a guide to help us identify, assess, and manage cybersecurity risks relevant to our business.

We have an enterprise risk management program designed to identify and assess enterprise risks. At certain committee and Board meetings periodically throughout the year, management discusses the risk exposures identified as being most significant to the Company and the related actions that management may take to monitor such exposures. Our cybersecurity risk management program is integrated into our enterprise risk management program, and shares common methodologies, reporting channels and governance processes that apply across the risk management program.

Our cybersecurity risk management program currently includes the following key elements, which are deployed as the Company deems applicable:

- We conduct periodic risk assessments, as well as internal and external vulnerability scanning and penetration testing of select systems and platforms, which are designed to help identify material risks from cybersecurity threats to our critical systems and information.

- We have established security procedures for day-to-day operations designed to promote optimal system performance and maintain the integrity of critical systems and information, including detection, prevention and recovery controls, as well as backup procedures designed to prevent the loss of critical data, among other practices.

- Our policy is to train employees and relevant contractors on cybersecurity awareness. The Company's office-based associates, store-based associates and certain distribution and fulfillment center associates are required to undergo security awareness training at the time of hiring. The Company's store-based associates may also receive ad hoc cybersecurity awareness communications and materials as part of their store's local operations training.

- We have established, and periodically test, data security breach preparedness and response plans that are designed to address a range of scenarios that include data breaches and ransomware attacks.

- We are subject to regular information technology and security audits by internal audit staff and external third parties.

- We conduct third-party cybersecurity risk diligence for key service providers based on our assessment of their criticality to our operations and respective risk profile.

The Company (or a third party on which it relies) may not be able to fully, continuously and effectively implement security controls as designed or intended. The Company utilizes a risk-based approach and judgment to determine which security controls to implement, and it is possible that the Company may not implement appropriate controls if management does not recognize, or underestimates, a particular risk. In addition, security controls, no matter how well designed or implemented, may only partially mitigate, but not fully eliminate, risks. Security events, when detected by security tools or third parties, may not always be immediately understood or acted upon by the Company (or by third parties on which it relies).

As of the filing of this Annual Report on Form 10-K, we are not aware of any cybersecurity incidents that have occurred that have materially affected us, including our business strategy, results of operations or financial condition. We face risks from cybersecurity threats that, if realized, are reasonably likely to materially affect us, including our operations, business strategy, results of operations, or financial condition. If as a result of any future attacks our information technology systems are significantly damaged, cease to function properly or are subject to a significant cybersecurity breach, we may suffer an interruption in our ability to manage and operate the business, and our business strategy, results of operations or financial condition could be adversely affected. See "Risk Factors – *Information Technology Risks*."

Governance

The Audit Committee (Committee) of our Board of Directors has primary oversight responsibility for the Company's risk assessment and risk management activities, including addressing risks related to cybersecurity through policies and processes, and considering any recommendations for improvement of relevant controls. The chairperson of the Audit Committee updates the full Board of Directors on these matters as deemed appropriate.

The Company has a Cybersecurity Council, which is composed of representatives of the Company's senior management and exercises management-level oversight of cybersecurity matters. Our Chief Information Security Officer ("CISO") has primary responsibility for the development, operation, and maintenance of the Company's cybersecurity risk management program. The CISO holds multiple cybersecurity certifications and has approximately 15 years of cybersecurity experience with public retail companies.

The Committee receives reports from the CISO at least twice per year regarding our cybersecurity risk management program and cybersecurity risks. In addition, management updates the Committee, where it deems appropriate, regarding internal and external security reviews, risk assessments, breach preparedness, threat assessments, and cybersecurity incidents it considers to be significant.

Personnel with access to certain Company data and information technology assets are required to promptly report known or suspected security incidents. Our incident response process is designed to facilitate the reporting of cybersecurity incidents to management, including the CISO and the Company's designated internal legal counsel, as well as other identified associates from across the Company's business, as applicable.

Our management team takes steps to stay informed about and monitor efforts to prevent, detect, mitigate, and remediate cybersecurity risks and incidents through various means, which may include: briefings from internal security personnel; threat intelligence and other information obtained from governmental, public or private sources, including external consultants engaged by us; and alerts and reports produced by security tools deployed in our IT environment.

ITEM 2. PROPERTIES

We lease all of our 102 retail stores. Our leases generally have a term of 10 to 15 years, with renewal options that generally range from 5 to 15 years. Most leases for our retail stores provide for minimum operating lease payments, typically including escalating lease payments. Further, certain leases also include lease payments that are based on a percentage of sales. The leases generally require us to pay insurance, utilities, real estate taxes and repair and maintenance expenses. A summary of our store locations by state as of March 30, 2024 is below:

Location	Store(s)	Location	Store(s)	Location	Store(s)
Arizona	4	Massachusetts	3	Oklahoma	1
Arkansas	1	Michigan	2	Oregon	1
California	16	Minnesota	1	Pennsylvania	2
Colorado	4	Missouri	1	Rhode Island	1
Delaware	1	Nebraska	1	Tennessee	2
Florida	6	Nevada	1	Texas	13
Georgia	3	New Hampshire	1	Utah	1
Illinois	5	New Jersey	5	Virginia	4
Iowa	1	New Mexico	1	Washington	2
Indiana	1	New York	6	Wisconsin	1
Kansas	1	North Carolina	2	District of Columbia	1
Maryland	3	Ohio	3	**Total**	**102**

We lease approximately 1.1 million square feet of space in Coppell, Texas for our support center and distribution center for our TCS segment. The term for this lease expires in April 2035, and we retain two five-year renewal options. We also lease approximately 700,000 square feet of space in Aberdeen, Maryland for our second distribution center for our TCS segment. The term for this lease expires in November 2029. We lease approximately 58,000 square feet of space in Elmhurst, Illinois for C Studio's manufacturing facility for our TCS segment. The term for this lease expires in September 2028. We lease approximately 2,800 square feet of space in Chicago, Illinois for The Container Store show room. The term for this lease expires in May 2026.

Elfa leases approximately 9,000 square feet for its group headquarters in Malmö, Sweden. The term for this lease expires in May 2028. In addition, Elfa owns three manufacturing facilities, located in Västervik, Sweden (approximately 200,000 square feet), Mullsjö, Sweden (approximately 100,000 square feet), and Koszalin, Poland (approximately 100,000 square feet).

ITEM 3. LEGAL PROCEEDINGS

We are subject to various legal proceedings and claims, including employment claims, wage and hour claims, intellectual property claims, contractual and commercial disputes and other matters that arise in the ordinary course of business. While the outcome of these and other claims cannot be predicted with certainty, management does not believe that the outcome of these matters will have a material adverse effect on our business, results of operations or financial condition on an individual basis or in the aggregate.

For information about our legal proceedings see Note 12 of our consolidated financial statements included in this Annual Report on Form 10-K.

ITEM 4. MINE SAFETY DISCLOSURES

None.

Information about our Executive Officers

Name	Age	Position(s)
Satish Malhotra	48	Chief Executive Officer and President
Jeffrey A. Miller	52	Chief Financial Officer
Dhritiman Saha	52	Chief Operating Officer

Satish Malhotra has served as our President and Chief Executive Officer since February 2021. Prior to February 2021, Mr. Malhotra held various leadership roles at prestige beauty retailer Sephora Americas, most recently as Chief Retail Officer and Chief Operating Officer from 2019 until his departure. Prior to that role, Mr. Malhotra served as Chief Operating Officer from 2016 to 2019 and was responsible for Technology, Supply Chain, Store Development, Legal, Strategy and Partnerships, including the Sephora inside JCPenney (SiJCP) business. He also spent several years overseeing Sephora's expansion into Canada and Latin America. Before joining Sephora, Mr. Malhotra was a Transaction Services Senior Associate at PwC. Mr. Malhotra received his Bachelor of Science in Business Administration from the Haas School of Business at the University of California, Berkeley. Mr. Malhotra also holds an inactive Certified Public Accountant's license from the State of California.

Dhritiman Saha has served as The Container Store's Chief Operating Officer since November 2022. Mr. Saha oversees technology, information security, product management, retail operations and logistics. Mr. Saha joined The Container Store as our Executive Vice President and Chief Information Officer in May 2021, bringing more than 27 years of expertise in P&L, leading and managing multi-billion dollar ecommerce transformation & growth, digital marketing, subscription business, omnichannel customer experience, technology and global operations. Prior to joining The Container Store, Mr. Saha served as the Chief Digital Officer at GameStop from February 2021 to April 2021 and led e-commerce business, digital marketing & customer experience, online assortment expansion, digital and omnichannel technology & product management. Prior to GameStop, Mr. Saha served as Global Chief Customer and Digital Officer at Bodybuilding.com from December 2018 to February 2020 and as Senior Vice President of Digital for JCPenney from April 2014 to December 2018. Throughout Mr. Saha's extensive career, he has also served in a variety of leadership roles driving technology and omnichannel business transformation at other chain retailers such as Target and Kohls. Mr. Saha received his MBA from Johns Hopkins University and completed his bachelors degree in Electronics and Telecommunications Engineering in Jalandhar, India.

Jeffrey A. Miller has been with The Container Store since August 2013 and has served as our Chief Financial Officer since August 2020. Mr. Miller is responsible for the business areas of Finance, Accounting, Real Estate, Information Security, Procurement and Internal Audit. Previously, Mr. Miller served as our Vice President and Chief Accounting Officer. Prior to joining The Container Store, Mr. Miller was at FedEx Office for over 10 years and served in a variety of roles with increasing responsibility, progressing to Vice President and Controller from 2008 until his departure. Mr. Miller began his career as an auditor with Arthur Andersen and Ernst & Young. He brings over 25 years of accounting and finance experience to the Chief Financial Officer role. Mr. Miller is a graduate of The University of Arkansas with a bachelor's degree in Accounting. Mr. Miller is a Certified Public Accountant.

PART II

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Market Information and Dividend Policy

Our common stock trades on The New York Stock Exchange ("NYSE"), under the symbol "TCS."

The number of stockholders of record of our common stock as of May 21, 2024 was 309. This number excludes stockholders whose stock is held in nominee or street name by brokers.

No dividends have been declared or paid on our common stock. The continued operation and expansion of our business will require substantial funding. Accordingly, we do not currently expect to pay any cash dividends on shares of our common stock. Any determination to pay dividends in the future will be at the discretion of our Board of Directors and will depend upon results of operations, financial condition, contractual restrictions, restrictions imposed by applicable law and other factors our Board of Directors deems relevant.

ITEM 6. [Reserved]

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of operations together with our consolidated financial statements and the related notes and other financial information included elsewhere in this Annual Report on Form 10-K. Some of the information contained in this discussion and analysis or set forth elsewhere in this report, including information with respect to our plans and strategy for our business, includes forward-looking statements that involve risks and uncertainties. You should review the "Cautionary Note Regarding Forward-Looking Statements" and "Risk Factors" sections of this report for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

For a discussion of the Company's results of operations and liquidity and capital resources for Fiscal 2021, including a year-to-year comparison between Fiscal 2021 and Fiscal 2022, refer to *"Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations,"* in Part II of the Company's Annual Report on Form 10-K for Fiscal 2022, filed with the SEC on May 26, 2023.

Note on Dollar Amounts

All dollar amounts in this Management's Discussion and Analysis of Financial Condition and Results of Operations are in thousands, except per share amounts, unless otherwise stated.

Overview

The Container Store is the nation's only retailer with a solution-oriented offering of custom spaces, organizing solutions, and in-home services. We provide a collection of creative, multifunctional and customizable storage and organization solutions that are sold in our stores and online through a high-service, differentiated shopping experience. We feature The Container Store Custom Spaces ("Custom Spaces") exclusive products consisting of our elfa®, Avera® and Preston® brands, which are wholly-owned and manufactured by The Container Store. Custom Spaces includes metal-based and premium, wood-based custom space products and in-home installation services. Our customers are highly educated, very busy and primarily homeowners with a higher than average household income. Our customers crave discovery, inspiration, and solutions that simplify their lives and maximize their spaces within their homes. Our vision is to deepen our relationship with our customers, expand our reach and strengthen our capabilities, in order to transform lives through the power of organization.

Our operations consist of two reportable segments:

- The Container Store ("**TCS**") consists of our retail stores, website and call center (which includes business sales), as well as our in-home services business. As of March 30, 2024, we operated 102 stores with an average size of approximately 24,000 square feet (18,000 selling square feet) in 34 states and the District of Columbia. We also offer all our products directly to customers through our website, responsive mobile site and app, call center, and in-home design specialists and in-home organizers. Our stores receive substantially all our products directly from one of our two distribution centers. Our first distribution center in Coppell, Texas, is co-located with our support center and call center, and our second distribution center is located in Aberdeen, Maryland. We operate the C Studio Manufacturing, Inc. ("C Studio"), (formerly known as "Closet Parent Company, Inc.", or "Closet Works") facility in Elmhurst, Illinois, which designs and manufactures our premium wood-based custom space product offering, and is included in the TCS reportable segment.

- The Container Store, Inc.'s wholly owned Swedish subsidiary, Elfa International AB ("**Elfa**"), designs and manufactures component-based shelving and drawer systems and made-to-measure sliding doors. Elfa was founded in 1948 and is headquartered in Malmö, Sweden. Elfa's shelving and drawer systems are customizable for any area of the home, including closets, kitchens, offices and garages. Elfa operates three manufacturing facilities with two located in Sweden and one in Poland. The Container Store began selling elfa® products in 1978 and acquired Elfa in 1999. Today our TCS segment is the exclusive distributor of elfa® products in the U.S. Elfa also sells its products on a wholesale basis to various retailers in approximately 30 countries around the world, with a concentration in the Nordic region of Europe.

In May 2024, we announced that the Board has initiated a formal review process to evaluate strategic alternatives for the Company. The Board has established a Transaction Committee to help oversee the process, with the goal of maximizing the potential of the business and returns for shareholders. The Company has not set a deadline or definitive timetable for the completion of the strategic alternatives review process, and there can be no assurance that this process will result in any particular outcome.


How we assess the performance of our business


We consider a variety of financial and operating measures in assessing the performance of our business. The key measures we use to determine how our business is performing are net sales, gross profit, gross margin, selling, general and administrative expenses, pre-opening costs, comparable store sales, and free cash flow. In addition, we also review other important operating metrics including non-GAAP measures such as EBITDA, Adjusted EBITDA, and adjusted net income.

Net sales

Net sales reflect our sales of merchandise plus other services provided, such as installation, shipping, delivery, and organization services, less returns and discounts. Net sales also include wholesale sales by Elfa. Revenue from our TCS segment is recognized upon receipt of the product by our customers or upon completion of the service to our customers. Revenue from our Elfa segment is recognized upon shipment to customers.

The retail and wholesale businesses in which we operate are cyclical, and consequently our sales are affected by general economic conditions. Purchases of our products are sensitive to trends in the levels of consumer spending, which are affected by a number of factors such as consumer disposable income, housing market conditions, stock market performance, consumer debt, interest rates, tax rates, health epidemics or pandemics, and overall consumer confidence. Our sales are also affected by changes in promotional cadence and by changes in the depth and breadth of promotions.

Our unique offering of organizing solutions, custom spaces, and in-home services makes us less susceptible to holiday season shopping patterns than many retailers. Our quarterly results fluctuate, depending upon a variety of factors, including our product offerings, promotional events, store openings, the weather, remodeling or relocations, shifts in the timing of holidays, timing of delivery of orders, competitive factors and general economic conditions, including economic downturns as a result of unforeseen events such as pandemics, inflation, and supply chain disruptions, among other things. Accordingly, our results of operations may fluctuate on a seasonal and quarterly basis, relative to corresponding periods in prior years. In addition, we may take certain pricing or marketing actions that could have a disproportionate effect on our business, financial condition and results of operations in a particular quarter or selling season.

Gross profit and gross margin

Gross profit is equal to our net sales less cost of sales. Gross profit as a percentage of net sales is referred to as gross margin. Cost of sales in our TCS segment includes the purchase cost of inventory less vendor rebates, in-bound freight, as well as inventory shrinkage. Direct installation and organization costs, costs incurred to ship or deliver merchandise to customers, and C Studio cost of sales from manufacturing operations are also included in cost of sales in our TCS segment. Elfa segment cost of sales from manufacturing operations includes costs associated with production, primarily material, wages, freight and other variable costs, and applicable manufacturing overhead. The components of our cost of sales may not be comparable to the components of cost of sales or similar measures by other retailers. As a result, data in this report regarding our gross profit and gross margin may not be comparable to similar data made available by other retailers.

Our gross profit is variable in nature and generally follows changes in net sales. Our gross margin can be affected by fluctuations in commodity and freight costs. Our gross margin can also be affected by changes in the mix of products and services sold. For example, sales from our TCS segment typically provide a higher gross margin than sales to third parties from our Elfa segment. Additionally, sales of products typically provide a higher gross margin than sales of services. Furthermore, sales generated through our website typically have a lower gross margin than sales generated through our stores. Gross margin for our TCS segment is also susceptible to foreign currency risk as certain purchases of elfa® products from our Elfa segment are in Swedish krona, while sales of these products are in U.S. dollars. Similarly, gross margin for our Elfa segment is susceptible to foreign currency risk as certain purchases of raw materials are transacted in currencies other than Swedish krona, which is the functional currency of Elfa.

Selling, general and administrative expenses

Selling, general and administrative expenses include all operating costs not included in cost of sales, stock-based compensation, and pre-opening costs. For our TCS segment, these include payroll and payroll-related expenses, marketing expenses, occupancy expenses (which include operating lease expense, real estate taxes, common area maintenance, utilities, telephone, property insurance, and repairs and maintenance), costs to ship product from the distribution center to our stores, and supplies expenses. We also incur costs for our distribution center and corporate office operations. For our Elfa segment, these include sales and marketing expenses, product development costs, and all expenses related to operations at headquarters. Depreciation and amortization are excluded from both gross profit and selling, general and administrative expenses.

Selling, general and administrative expenses include both fixed and variable components and, therefore, are not directly correlated with net sales. The components of our selling, general and administrative expenses may not be comparable to the components of similar measures of other retailers.

Pre-opening costs

Non-capital expenditures associated with opening new stores, relocating stores, and net costs associated with opening distribution centers, including lease expenses, marketing expenses, travel and relocation costs, training costs, and certain corporate overhead costs, are expensed as incurred and are included in pre-opening costs in the consolidated statement of operations.

Comparable store sales

Due to the significant business disruption from COVID-19 that led to the temporary closure of all of our stores to in-store traffic in the first quarter of fiscal 2020, we did not evaluate comparable store sales as a key metric in fiscal 2021 and focused on net sales comparisons when evaluating the Company's topline performance. We evaluated and presented comparable store sales in fiscal 2022 and fiscal 2023.

Comparable store sales includes all net sales from our TCS segment, except for sales from stores open less than sixteen months, stores that have been closed permanently, stores that have been closed temporarily for more than seven days, and C Studio sales to third parties. A store is included in the comparable store sales calculation on the first day of the sixteenth full fiscal month following the store's opening. When a store is relocated, we continue to consider sales from that store to be comparable store sales. A store permanently closed is not considered comparable in the fiscal month that it closes. A store temporarily closed for more than seven days is not considered comparable in the fiscal month it is closed. The store then becomes comparable on the first day of the following fiscal month in which it reopens.

Comparable store sales allow us to evaluate how our retail store base is performing by measuring the change in period over period net sales in stores that have been open for fifteen months or more. The comparable store sales growth metric is an operating measure intended only as supplemental information and is not a substitute for net sales presented in accordance with GAAP. Various factors affect comparable store sales, including:

- national and regional economic trends in the United States;

- changes in our merchandise mix;

- changes in pricing;

- changes in timing of promotional events or holidays; and

- weather.

Opening new stores is part of our long-term growth strategy. As we continue to pursue our growth strategy, we anticipate that a portion of our net sales will come from stores not included in our comparable store sales calculation. Accordingly, comparable store sales is only one measure we use to assess the success of our growth strategy.

EBITDA and Adjusted EBITDA

EBITDA and Adjusted EBITDA are key metrics used by management, our Board of Directors and Leonard Green and Partners, L.P. ("LGP") to assess our financial performance. In addition, we use Adjusted EBITDA in connection with covenant compliance, incentive compensation performance evaluations, and to supplement GAAP measures of performance to evaluate the effectiveness of our business strategies, to make budgeting decisions and to compare our performance against that of other peer companies using similar measures. We believe it is useful for investors to see the measures that management uses to evaluate the Company, its executives and our covenant compliance, as applicable. EBITDA and Adjusted EBITDA are also frequently used by analysts, investors and other interested parties to evaluate companies in our industry.

We define EBITDA as net income (loss) before interest, taxes, depreciation, and amortization. Adjusted EBITDA is calculated in accordance with the Senior Secured Term Loan Facility and the Revolving Credit Facility (defined below) and is one of the components for performance evaluation under our executive compensation programs. Adjusted EBITDA reflects further adjustments to EBITDA to eliminate the impact of certain items, including certain non-cash and other items, that we do not consider representative of our ongoing operating performance. For reconciliation of Adjusted EBITDA to the most directly comparable GAAP measure, refer to *"Non-GAAP Financial Measures."*

Adjusted net income and adjusted net income per common share—diluted

We use adjusted net income and adjusted net income per common share—diluted to supplement GAAP measures of performance to evaluate the effectiveness of our business strategies, to make budgeting decisions and to compare our performance against that of other peer companies using similar measures. We present adjusted net income and adjusted net income per common share—diluted because we believe they assist investors in comparing our performance across reporting periods on a consistent basis by excluding items that we do not believe are indicative of our core operating performance and because we believe it is useful for investors to see the measures that management uses to evaluate the Company. Adjusted net income is a supplemental measure of financial performance that is not required by, or presented in accordance with, GAAP.

We define adjusted net income (loss) as net income (loss) before restructuring charges, severance charges, acquisition-related costs, impairment charges related to intangible assets, losses on extinguishment of debt, certain losses (gains) on disposal of assets, certain management transition costs incurred, legal settlements, and the tax impact of these adjustments and unusual or infrequent tax items. We define adjusted net income per common share—diluted as adjusted net income (loss) divided by the diluted weighted average common shares outstanding. For a reconciliation of adjusted net income to the most directly comparable GAAP measure, refer to *"Non-GAAP Financial Measures."*

Free cash flow

The Company presents free cash flow, which the Company defines as net cash provided by operating activities in a period minus payments for property and equipment made in that period, because it believes it is a useful indicator of the Company's overall liquidity, as the amount of free cash flow generated in any period is representative of cash that is available for debt repayment, investment, and other discretionary and non-discretionary cash uses. Accordingly, we believe that free cash flow provides useful information to investors in understanding and evaluating our liquidity in the same manner as management. Our definition of free cash flow is limited in that it does not solely represent residual cash flows available for discretionary expenditures due to the fact that the measure does not deduct the payments required for debt service and other contractual obligations. Therefore, we believe it is important to view free cash flow as a measure that provides supplemental information to our Consolidated Statements of Cash Flows. Although other companies report their free cash flow, numerous methods may exist for calculating a company's free cash flow. As a result, the method used by our management to calculate our free cash flow may differ from the methods used by other companies to calculate their free cash flow.

Adjustment for currency exchange rate fluctuations

Additionally, this Management's Discussion and Analysis of Financial Condition and Results of Operations also refers to the change in Elfa third party net sales after the conversion of Elfa's net sales from Swedish krona to U.S. dollars using the prior year's conversion rate, which is a financial measure not calculated in accordance with GAAP. The Company believes the disclosure of the change in Elfa third-party net sales without the effects of currency exchange rate fluctuations helps investors understand the Company's underlying performance.

Results of Operations

The following data represents the amounts shown in our audited consolidated statements of operations for the fiscal years ended March 30, 2024 and April 1, 2023, expressed in dollars and as a percentage of net sales and certain operating data and non-GAAP financial information. For segment data, see Note 14 to our audited consolidated financial statements included elsewhere in this Annual Report on Form 10-K.

		Fiscal Year Ended		
		March 30, 2024		April 1, 2023
Net sales	$	847,779	$	1,047,258
Cost of sales (excluding depreciation and amortization)		359,014		446,295
Gross profit		488,765		600,963
Selling, general, and administrative expenses (excluding depreciation and amortization)		439,485		486,431
Impairment charges		97,279		197,712
Stock-based compensation		1,870		3,382
Pre-opening costs		2,861		2,006
Depreciation and amortization		44,333		38,905
Other expenses		7,423		—
Loss on disposal of assets		248		122
(Loss) income from operations		(104,734)		(127,595)
Interest expense, net		20,672		16,171
(Loss) income before taxes		(125,406)		(143,766)
(Benefit) provision for income taxes		(22,119)		15,090
Net (loss) income	$	(103,287)	$	(158,856)
Net (loss) income per common share — basic	$	(2.09)	$	(3.21)
Net (loss) income per common share — diluted	$	(2.09)	$	(3.21)
Weighted-average common shares — basic		49,476,871		49,539,875
Weighted-average common shares — diluted		49,476,871		49,539,875

	Fiscal Year Ended	
	March 30, 2024	April 1, 2023
Percentage of net sales:		
Net sales	100.0 %	100.0 %
Cost of sales (excluding depreciation and amortization)	42.3 %	42.6 %
Gross profit	57.7 %	57.4 %
Selling, general, and administrative expenses (excluding depreciation and amortization)	51.8 %	46.4 %
Impairment charges	11.5 %	18.9 %
Stock-based compensation	0.2 %	0.3 %
Pre-opening costs	0.3 %	0.2 %
Depreciation and amortization	5.2 %	3.7 %
Other expenses	0.9 %	— %
Loss on disposal of assets	0.0 %	0.0 %
(Loss) income from operations	(12.4)%	(12.2)%
Interest expense, net	2.4 %	1.5 %
(Loss) income before taxes	(14.8)%	(13.7)%
(Benefit) provision for income taxes	(2.6)%	1.4 %
Net (loss) income	(12.2)%	(15.2)%
Operating data:		
Comparable store sales change for the period (1)	(19.7)%	(3.7)%
Number of stores at end of period	102	97
Non-GAAP measures (2):		
Adjusted EBITDA (2)	$ 48,094	$ 115,426
Adjusted net (loss) income (2)	$ (15,868)	$ 37,235
Adjusted net (loss) income per common share — diluted (2)	$ (0.32)	$ 0.75

---

(1) Comparable store sales includes all net sales from our TCS segment, except for (i) sales from stores open less than sixteen months, (ii) stores that have been closed permanently, (iii) stores that have been closed temporarily for more than seven days and (iv) C Studio sales to third parties. A store is included in the comparable store sales calculation on the first day of the sixteenth full fiscal month following the store's opening. When a store is relocated, we continue to consider sales from that store to be comparable store sales. A store permanently closed is not considered comparable in the fiscal month that it closes. A store temporarily closed for more than seven days is not considered comparable in the fiscal month it is closed. The store then becomes comparable on the first day of the following fiscal month in which it reopens.

(2) We have presented Adjusted EBITDA, adjusted net income, and adjusted net income per common share—diluted as supplemental measures of financial performance that are not required by, or presented in accordance with, GAAP. These non-GAAP measures should not be considered as alternatives to net income as a measure of financial performance or cash flows from operations as a measure of liquidity, or any other performance measure derived in accordance with GAAP and they should not be construed as an inference that our future results will be unaffected by unusual or non-recurring items. These non-GAAP measures are key metrics used by management, our Board of Directors, and LGP to assess our financial performance. We present these non-GAAP measures because we believe they assist investors in comparing our performance across reporting periods on a consistent basis by excluding items that we do not believe are indicative of our core operating performance and because we believe it is useful for investors to see the measures that management uses to evaluate the Company. These non-GAAP measures are also frequently used by analysts, investors and other interested parties to evaluate companies in our industry. In evaluating these non-GAAP measures, you should be aware that in the future we will incur expenses that are the same as or similar to some of the adjustments in this presentation. Our presentation of these non-GAAP measures should not be construed to imply that our future results will be unaffected by any such adjustments. Management compensates for these limitations by relying on our GAAP results in addition to using non-GAAP measures supplementally. Our non-GAAP measures are not necessarily comparable to other similarly titled captions of other companies due to different methods of calculation. For more information regarding our use of EBITDA and Adjusted EBITDA and a

reconciliation of EBITDA and Adjusted EBITDA to the GAAP financial measure of net income, see *"How we assess the performance of our business"* above and *"Non-GAAP Financial Measures"* below. For more information regarding our use of adjusted net income and adjusted net income per common share—diluted, and a reconciliation of adjusted net income and adjusted net income per common share—diluted to the GAAP financial measures of net income and diluted net income per common share, see *"How we assess the performance of our business"* above and *"Non-GAAP Financial Measures"* below.

Fiscal 2023 compared to Fiscal 2022

Net sales

The following table summarizes our net sales for fiscal 2023 and fiscal 2022:

	March 30, 2024	% total	April 1, 2023	% total
TCS net sales	$ 801,431	94.5 %	$ 991,379	94.7 %
Elfa third-party net sales	46,348	5.5 %	55,879	5.3 %
Net sales	$ 847,779	100.0 %	$ 1,047,258	100.0 %

Net sales in fiscal 2023 decreased by $199,479, or 19.0%, compared to fiscal 2022 net sales of $1,047,258. This decrease is comprised of the following components:

	Net sales
Net sales for the fiscal year ended April 1, 2023	$ 1,047,258
Incremental net sales (decrease) increase due to:	
Comparable store sales (including a $31,003, or 22.9%, decrease in online sales)	(192,548)
Non-comparable sales	2,600
Elfa third-party net sales (excluding impact of foreign currency translation)	(8,630)
Impact of foreign currency translation on Elfa third-party net sales	(901)
Net sales for the fiscal year ended March 30, 2024	$ 847,779

TCS net sales decreased $189,948, or 19.2%. Comparable store sales decreased $192,548 or 19.7%, with general merchandise categories down 21.9%, contributing 1,420 basis points of the decrease, and Custom Spaces were down 15.4%, contributing 550 basis points of the decrease to comparable sales. Non-comparable sales increased by $2,600 in fiscal 2023, primarily driven by eight new stores, partially offset by the discontinuation of C Studio third-party sales. Elfa third-party net sales decreased $9,531, or 17.1%, in fiscal 2023. After converting Elfa's third party net sales from Swedish krona to U.S. dollars using the prior year's conversion rate for both fiscal 2023 and fiscal 2022, Elfa third party net sales decreased $8,630, or 15.4%.

Gross profit and gross margin

Gross profit in fiscal 2023 decreased by $112,198 or 18.7%, compared to fiscal 2022. The decrease in gross profit was primarily the result of decreased consolidated net sales, partially offset by a slight increase in consolidated gross margin. The following table summarizes gross margin for fiscal 2023 and fiscal 2022 by segment and in total. The segment margins include the impact of intersegment sales from the Elfa segment to the TCS segment:

	March 30, 2024	April 1, 2023
TCS gross margin	56.8 %	57.1 %
Elfa gross margin	30.0 %	32.7 %
Consolidated gross margin	57.7 %	57.4 %

TCS gross margin decreased 30 basis points during fiscal 2023, primarily due to increased promotional activity and unfavorable product and services mix, partially offset by lower freight costs. Elfa segment gross margin decreased 270 basis points, primarily due to due to unfavorable mix, partially offset by price increases to customers. On a consolidated basis, gross margin increased 30 basis points, primarily due to a higher mix of Custom Spaces sales year over year.

Selling, general and administrative expenses

Selling, general and administrative expenses in fiscal 2023 decreased by $46,946, or 9.7%, compared to fiscal 2022. The following table summarizes selling, general and administrative expenses as a percentage of consolidated net sales for fiscal 2023 and fiscal 2022 by segment and in total:

	March 30, 2024	April 1, 2023
	% of Net sales	% of Net sales
TCS selling, general and administrative	49.0 %	43.9 %
Elfa selling, general and administrative	2.8 %	2.5 %
Consolidated selling, general and administrative	51.8 %	46.4 %

Consolidated selling, general and administrative expenses as a percentage of consolidated net sales increased 540 basis points, with the increase primarily due to deleverage of fixed costs associated with lower sales in fiscal 2023, and due to the benefit of the legal settlement received in the second quarter of the prior fiscal year.

Impairment charges

A non-cash impairment charge of $97,279 was recorded in fiscal 2023 as compared to $197,712 in fiscal 2022. Due to certain indicators identified during the second quarter of fiscal 2023, we completed interim quantitative assessments of our goodwill and trade names balances as of September 30, 2023 in accordance with ASC 350. We determined there was an impairment of goodwill in the TCS reporting unit and recorded a non-cash goodwill impairment charge of $23,447. We determined that there was no impairment of trade names as of September 30, 2023. In the fourth quarter of fiscal 2023, we conducted an annual quantitative impairment assessment of our trade names balance on January 1, 2024 in accordance with ASC 350, and an interim quantitative assessment as of March 30, 2024 due to indicators identified during the fourth quarter of fiscal 2023, which resulted in a $63,753 impairment of the TCS trade name and a $10,079 impairment of the Elfa trade name.

Depreciation and amortization

Depreciation and amortization increased to $44,333 as compared to $38,905 in fiscal 2022 primarily due to higher capital investments in stores and technology in fiscal 2022.

Other expenses

Other expenses of $7,423 were recorded in fiscal 2023 due to severance charges associated with the elimination of certain positions in fiscal 2023, as well as a legal settlement and associated legal fees incurred in fiscal 2023. We did not record other expenses in fiscal 2022.

Interest expense

Interest expense increased by $4,501, or 27.8%, in fiscal 2023 to $20,672 from $16,171 primarily due to a higher interest rate on the Senior Secured Term Loan Facility.

Taxes

The benefit for income taxes in fiscal 2023 was $22,119 as compared to the provision of $15,090 in fiscal 2022. The effective tax rate for fiscal 2023 was 17.6%, as compared to negative 10.5% in fiscal 2022. The increase in the effective tax rate was primarily due to the impact of the non-cash goodwill impairment charges recorded in fiscal 2023 and fiscal 2022, combined with the tax impact of discrete items related to share-based compensation on a pre-tax loss in fiscal 2023.

Non-GAAP Financial Measures

Adjusted net income, adjusted net income per diluted share, EBITDA, Adjusted EBITDA and free cash flow are supplemental non-GAAP financial measures that are used by management and external users of our financial statements, such as industry analysts, investors, lenders and rating agencies. These non-GAAP measures should not be considered as alternatives to net income as a measure of financial performance or cash flows from operations as a measure of liquidity, or any other performance measure derived in accordance with GAAP and they should not be construed as an inference that the Company's future results will be unaffected by unusual or non-recurring items. These non-GAAP measures are key metrics used by management and the Company's board of directors, to assess its financial performance. See "*How we assess the performance of our business*" above for further information. For a reconciliation of free cash flow to net cash provided by operating activities, see "*Liquidity and Capital Resources – Free cash flow (Non-GAAP)*" below.

A reconciliation of net (loss) income to EBITDA and Adjusted EBITDA is set forth below:

	Fiscal Year Ended	
	March 30, 2024	April 1, 2023
Net (loss) income	$ (103,287)	$ (158,856)
Depreciation and amortization	44,333	38,905
Interest expense, net	20,672	16,171
(Benefit) provision for income taxes	(22,119)	15,090
EBITDA	(60,401)	(88,690)
Pre-opening costs (a)	2,861	2,006
Non-cash lease expense (b)	(820)	547
Impairment charges (c)	97,279	197,712
Stock-based compensation (d)	1,870	3,382
Foreign exchange (gains) losses (e)	(118)	23
Severance charges (f)	4,125	383
Elfa restructuring (g)	181	—
Legal settlement (h)	3,117	—
Acquisition-related costs (i)	—	63
Adjusted EBITDA	$ 48,094	$ 115,426

———————————————

(a) Non-capital expenditures associated with opening new stores and relocating stores, including marketing expenses, travel and relocation costs, and training costs. We adjust for these costs to facilitate comparisons of our performance from period to period.

(b) Reflects the extent to which our annual GAAP operating lease expense has been above or below our cash operating lease payments. The amount varies depending on the average age of our lease portfolio (weighted for size), as our GAAP operating lease expense on younger leases typically exceeds our cash operating lease payments, while our GAAP operating lease expense on older leases is typically less than our cash operating lease payments.

(c) Non-cash trade name impairment charge incurred in the fourth quarter of fiscal 2023, as well as non-cash goodwill impairment charge incurred in the second quarter of fiscal 2023 and in the fourth quarter of fiscal 2022, which we do not consider in our evaluation of ongoing performance.

(d) Non-cash charges related to stock-based compensation programs, which vary from period to period depending on volume and vesting timing of awards. We adjust for these charges to facilitate comparisons from period to period.

(e) Realized foreign exchange transactional gains/losses our management does not consider in our evaluation of our ongoing operations.

(f) Severance charges associated with the elimination of certain positions recorded in other expenses in fiscal 2023 and fiscal 2022, of which approximately $1,590 remains recorded in accrued liabilities on the consolidated balance sheet as of March 30, 2024, and which we do not consider in our evaluation of ongoing performance.

(g) Charges associated with the close-down of Elfa segment sales operations in Poland in fiscal 2023, which we do not consider in our evaluation of ongoing performance.

(h) The Company incurred costs associated with a legal settlement inclusive of legal fees in fiscal 2023 recorded in other expenses, which we do not consider in our evaluation of ongoing performance.

(i) Includes acquisition and legal costs incurred in fiscal 2022 associated with the acquisition of C Studio on December 30, 2021, all of which are recorded as selling, general and administrative expenses, which we do not consider in our evaluation of ongoing performance.

A reconciliation of the GAAP financial measures of net (loss) income and net (loss) income per common share—diluted to the non-GAAP financial measures of adjusted net (loss) income and adjusted net (loss) income per common share—diluted is set forth below:

	Fiscal Year Ended	
	March 30, 2024	April 1, 2023
Numerator:		
Net (loss) income	$ (103,287)	$ (158,856)
Impairment charges (a)	97,279	197,712
Severance charges (b)	4,125	383
Elfa restructuring (c)	181	—
Acquisition-related costs (d)	—	63
Legal settlement (e)	3,117	(2,600)
Taxes (f)	(17,283)	533
Adjusted net (loss) income	$ (15,868)	$ 37,235
Denominator:		
Weighted-average common shares outstanding — basic	49,476,871	49,539,875
Weighted-average common shares outstanding — diluted	49,476,871	49,539,875
Net (loss) income per common share — diluted	$ (2.09)	$ (3.21)
Adjusted net (loss) income per common share — diluted	$ (0.32)	$ 0.75

_____

(a) Non-cash trade name impairment charge incurred in the fourth quarter of fiscal 2023, as well as non-cash goodwill impairment charge incurred in the second quarter of fiscal 2023 and in the fourth quarter of fiscal 2022, which we do not consider in our evaluation of ongoing performance.

(b) Severance charges associated with the elimination of certain positions recorded in other expenses in fiscal 2023 and fiscal 2022, of which approximately $1,590 remains recorded in accrued liabilities on the consolidated balance sheet as of March 30, 2024, and which we do not consider in our evaluation of ongoing performance.

(c) Charges associated with the close-down of Elfa segment sales operations in Poland in fiscal 2023, which we do not consider in our evaluation of ongoing performance.

(d) Includes acquisition and legal costs incurred in fiscal 2022 associated with the acquisition of C Studio on December 30, 2021, all of which are recorded as selling, general and administrative expenses, which we do not consider in our evaluation of ongoing performance.

(e) The Company incurred costs associated with a legal settlement inclusive of legal fees in fiscal 2023 recorded in other expenses and received a legal settlement, net of legal fees, in fiscal 2022 recorded as selling, general and administrative expenses, all of which we do not consider in our evaluation of ongoing performance.

(f) Tax impact of adjustments to net income (loss) that are considered to be unusual or infrequent tax items. For fiscal 2023, includes $2.6 million of discrete income tax expense recorded in the third quarter of fiscal 2023 related to the expiration of certain stock options granted in connection with our initial public offering in 2013, all of which we do not consider in our evaluation of ongoing performance.

Seasonality

Our unique offering of organizing solutions, custom spaces, and in-home services makes us less susceptible to holiday season shopping patterns than many retailers. Our quarterly results fluctuate, depending upon a variety of factors, including our product offerings, promotional events, store openings, the weather, remodeling or relocations, shifts in the timing of holidays, timing of delivery of orders, competitive factors and general economic conditions, including economic downturns as a result of unforeseen events such as pandemics, inflation, and supply chain disruptions, among other things. Accordingly, our results of operations may fluctuate on a seasonal and quarterly basis, relative to corresponding periods in prior years. In addition, we may take certain pricing or marketing actions that could have a disproportionate effect on our business, financial condition and results of operations in a particular quarter or selling season.

Liquidity and Capital Resources

We have relied on cash flows from operations, a $100,000 asset-based revolving credit agreement (the "Revolving Credit Facility" as further discussed under "Revolving Credit Facility" below), and the SEK 110.0 million (approximately $10,296 as of March 30, 2024) 2019 Elfa revolving credit facility (the "2019 Original Revolving Facility", as amended, as further discussed under "2019 Elfa Senior Secured Credit Facilities" below), as our primary sources of liquidity.

Our primary cash needs are for merchandise inventories, direct materials, payroll, store leases, capital expenditures associated with opening new stores and updating existing stores, as well as information technology and infrastructure, including our distribution centers and manufacturing facility enhancements. The most significant components of our operating assets and liabilities are merchandise inventories, accounts receivable, prepaid expenses, operating lease assets, other assets, accounts payable, operating lease liabilities, other current and non-current liabilities, taxes receivable and taxes payable. Our liquidity fluctuates as a result of our building inventory for key selling periods, and as a result, our borrowings are generally higher during these periods when compared to the rest of our fiscal year. Our borrowings generally increase in our second and third fiscal quarters as we prepare for our promotional campaigns and the holiday season. In fiscal 2024, we expect total capital expenditures to be in the range of $20,000 to $25,000 primarily related to four new build-to-suit store openings and one relocation planned for fiscal 2024, as well as additional investments in technology and manufacturing infrastructure. We believe that cash expected to be generated from operations and the remaining availability of borrowings under the Revolving Credit Facility and the 2019 Elfa Revolving Facilities, as amended (as further discussed under "2019 Elfa Senior Secured Credit Facilities" below) will be sufficient to meet liquidity requirements, anticipated capital expenditures and payments due under our existing credit facilities for at least the next 12 months. In the future, we may seek to raise additional capital, which could be in the form of loans, bonds, convertible debt or equity, to fund our operations and capital expenditures. There can be no assurance that we will be able to raise additional capital on favorable terms or at all.

On March 30, 2024, we had $21,000 of cash, of which $7,617 was held by our foreign subsidiaries. In addition, we had $80,980 of additional availability under the Revolving Credit Facility and approximately $10,296 of additional availability under the 2019 Elfa Revolving Facilities on March 30, 2024. There were $3,020 in letters of credit outstanding under the Revolving Credit Facility and other contracts at that date.

On August 1, 2022, our board of directors approved a stock repurchase program with authorization to purchase up to $30,000 of our common stock. Repurchases under the program may be made in the open market, in privately negotiated transactions or otherwise, with the amount and timing of repurchases to be determined at our discretion, depending on market conditions and corporate needs. Open market repurchases will be structured to occur in accordance with applicable federal securities laws, including within the pricing and volume requirements of Rule 10b-18 under the Securities Exchange Act of 1934, as amended. We may also, from time to time, enter into Rule 10b5-1 plans to facilitate repurchases of our shares under this authorization. This program does not obligate us to acquire any particular amount of common stock and may be modified, suspended or terminated at any time at the discretion of our board of directors. We expect to fund repurchases with existing cash on hand. There were no repurchases during fiscal 2023. The Company has $25,000 remaining of the original $30,000 authorization for share repurchases.

Cash flow analysis

A summary of our key components and measures of liquidity are shown in the following table:

	Fiscal Year Ended			
	March 30, 2024		April 1, 2023	
Net cash provided by operating activities	$	46,789	$	59,305
Net cash used in investing activities		(39,221)		(64,411)
Net cash provided by (used in) financing activities		6,400		(1,669)
Effect of exchange rate changes on cash		74		(519)
Net increase (decrease) in cash	$	14,042	$	(7,294)
Free cash flow (Non-GAAP) (1)	$	6,895	$	(4,918)

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(1) See below for a discussion of this non-GAAP financial measure and reconciliation to its most directly comparable GAAP financial measure.

Net cash provided by operating activities

Cash provided by operating activities consists primarily of net (loss) income adjusted for non-cash items, including depreciation and amortization, deferred taxes and the effect of changes in operating assets and liabilities.

Net cash provided by operating activities was $46,789 for fiscal 2023. Net loss of $103,287 was offset by non-cash items of $120,524 primarily driven by the $97,279 impairment charges recorded in the fourth quarter of fiscal 2023 and depreciation and amortization, combined with a decrease in working capital of $29,552. The decrease in working capital during fiscal 2023 was primarily due to an increase in the net change in lease assets and liabilities due to tenant allowances received from landlords, combined with reductions in inventory and accounts receivable and increases in accounts payable and accrued liabilities, partially offset by a decrease in income taxes payable.

Net cash provided by operating activities was $59,305 for fiscal 2022. Net loss of $158,856 was combined with non-cash items of $242,713 primarily driven by the $197,712 goodwill impairment charge recorded in the fourth quarter of fiscal 2022 and depreciation and amortization, partially offset by an increase in working capital of $24,552. The increase in working capital during fiscal 2022 was primarily due to timing of payments for accounts payable and accrued liabilities, partially offset by a decrease in merchandise inventory.

Net cash used in investing activities

Investing activities consist primarily of capital expenditures for new store openings, existing store remodels and maintenance, infrastructure, information systems, and our distribution centers, as well as acquisition costs and investments and proceeds in the Company's non-qualified retirement plan.

Net cash used in investing activities was $39,221 for fiscal 2023. Our total capital expenditures for fiscal 2023 were $39,894. We incurred capital expenditures of $18,313 related to five new store openings and existing store maintenance. The remaining capital expenditures of $21,581 was primarily related to investments in technology, as well as equipment for distribution centers and manufacturing facilities.

Net cash used in investing activities was $64,411 for fiscal 2022. Our total capital expenditures for fiscal 2022 were $64,223. We incurred capital expenditures of $29,039 related to three new store openings and existing store maintenance. We incurred capital expenditures of $27,566 primarily related to investments in stores and information technology. The remaining $7,618 of capital expenditures in fiscal 2022 were primarily related to the distribution centers.

Net cash provided by financing activities

Financing activities consist primarily of borrowings and payments under the Senior Secured Term Loan Facility, the Revolving Credit Facility, and the 2019 Elfa Senior Secured Credit Facilities.

Net cash provided by financing activities was $6,400 for fiscal 2023. This included net borrowings of $11,000 on the Revolving Credit Facility, partially offset by net repayments of $2,456 on the 2019 Elfa Senior Secured Credit Facilities, repayments of $2,000 on indebtedness outstanding under the Senior Secured Term Loan Facility, and payments of $144 in connection with the withholding of shares upon vesting of restricted stock awards.

Net cash used in financing activities was $1,669 for fiscal 2022. This included net borrowings of $5,000 on the Revolving Credit Facility, combined with net borrowings of $795 on the 2019 Elfa Senior Secured Credit Facilities and proceeds of $340 from the exercise of stock options, partially offset by share repurchases of $5,000, repayments of $2,092 on indebtedness outstanding under the Senior Secured Term Loan Facility and the 2019 Elfa Senior Secured Term Loan Facility, and payments of $712 in connection with the withholding of shares upon vesting of restricted stock awards.

As of March 30, 2024, we had a total of $80,980 of unused borrowing availability under the Revolving Credit Facility and $16,000 borrowings outstanding.

As of March 30, 2024, Elfa had a total of $10,296 of unused borrowing availability under the 2019 Elfa Revolving Facilities and zero borrowings outstanding.

Free cash flow (Non-GAAP)

The Company presents free cash flow, which the Company defines as net cash provided by operating activities in a period minus payments for property and equipment made in that period, because it believes it is a useful indicator of the Company's overall liquidity, as the amount of free cash flow generated in any period is representative of cash that is available for debt repayment, investment, and other discretionary and non-discretionary cash uses. Accordingly, we believe that free cash flow provides useful information to investors in understanding and evaluating our liquidity in the same manner as management. Our definition of free cash flow is limited in that it does not solely represent residual cash flows available for discretionary expenditures due to the fact that the measure does not deduct the payments required for debt service and other contractual obligations. Therefore, we believe it is important to view free cash flow as a measure that provides supplemental information to our Consolidated Statements of Cash Flows. Although other companies report their free cash flow, numerous methods may exist for calculating a company's free cash flow. As a result, the method used by our management to calculate our free cash flow may differ from the methods used by other companies to calculate their free cash flow.

Our free cash flow fluctuates as a result of seasonality of net sales, building inventory for key selling periods, and timing of investments in new store openings, existing store remodels and maintenance, infrastructure, information systems, and our distribution centers, among other things. We generated free cash flow of $6,895 for fiscal 2023 as compared to negative free cash flow of $4,918 in fiscal 2022.

The following table sets forth a reconciliation of free cash flow, a non-GAAP financial measure, to net cash provided by operating activities, which we believe to be the GAAP financial measure most directly comparable to free cash flow:

| | Fiscal Year Ended | |
	March 30, 2024	April 1, 2023
Net cash provided by operating activities	$ 46,789	$ 59,305
Less: Additions to property and equipment	(39,894)	(64,223)
Free cash flow	$ 6,895	$ (4,918)

Senior Secured Term Loan Facility

On April 6, 2012, the Company, The Container Store, Inc. and certain of our domestic subsidiaries entered into a credit agreement with JPMorgan Chase Bank, N.A., as Administrative Agent and Collateral Agent, and the lenders party thereto (as amended to date, the "Senior Secured Term Loan Facility"). On June 14, 2023, the Company entered into Amendment No. 8 (the "Eighth Amendment"). Pursuant to the terms of the Eighth Amendment, the parties agreed to replace the LIBOR-based interest rate applicable to loans under the Senior Secured Term Loan Facility with a SOFR-based interest rate, subject to adjustment as specified in the Eighth Amendment. The Company is required to make quarterly amortization payments of $500 on the term loan facility, with the remaining balance due on January 31, 2026. Prior to the date of delivery of a compliance certificate for the fiscal year ended March 30, 2024, the applicable interest rate margin for SOFR loans was 4.75%, subject to a floor of 1.00%, and 3.75% for base rate loans and, thereafter, may step up to 5.00%

for SOFR Loans and 4.00% for base rate loans unless the consolidated leverage ratio achieved is less than or equal to 2.75 to 1.00. As of March 30, 2024, the aggregate principal amount in outstanding borrowings under the Senior Secured Term Loan Facility was $160,142 net of deferred financing costs, and the consolidated leverage ratio was approximately 3.3x. The loans under the Senior Secured Term Loan Facility mature on January 31, 2026.

The Senior Secured Term Loan Facility is secured by (a) a first priority security interest in substantially all of our assets (other than the collateral that secures the Revolving Credit Facility described below on a first-priority basis and excluding stock in foreign subsidiaries in excess of 65%, assets of non-guarantors and subject to certain other exceptions) and (b) a second priority security interest in the assets securing the Revolving Credit Facility described below on a first-priority basis. Obligations under the Senior Secured Term Loan Facility are guaranteed by the Company and certain of The Container Store, Inc.'s U.S. subsidiaries.

The Senior Secured Term Loan Facility contains a number of covenants that, among other things, restrict our ability, subject to specified exceptions, to incur additional debt; incur additional liens and contingent liabilities; sell or dispose of assets; merge with or acquire other companies; liquidate or dissolve ourselves; engage in lines of businesses that are not in a related line of business; make loans, advances or guarantees; engage in transactions with affiliates; and make investments. In addition, the Senior Secured Term Loan Facility contains certain cross-default provisions and requires certain mandatory prepayments of the loans thereunder upon the occurrence of specific events, including an Excess Cash Flow (as such term is defined in the Senior Secured Term Loan Facility) requirement. As of March 30, 2024, we were in compliance with all covenants under the Senior Secured Term Loan Facility and no Event of Default (as such term is defined in the Senior Secured Term Loan Facility) had occurred.

Revolving Credit Facility

On April 6, 2012, the Company, The Container Store, Inc. and certain of our domestic subsidiaries entered into an asset-based revolving credit agreement with the lenders party thereto, JPMorgan Chase Bank, N.A., as Administrative Agent and Collateral Agent, and Wells Fargo Bank, National Association, as Syndication Agent (as amended, the "Revolving Credit Facility"). On May 22, 2023, the Company entered into Amendment No. 6 (the "Sixth Amendment"), pursuant to which the LIBOR-based interest rate applicable to borrowings under the Revolving Credit Facility was replaced with a SOFR-based interest rate, subject to adjustment as specified in the Sixth Amendment. The Revolving Credit Facility matures on the earlier of (a) November 25, 2025 and (b) October 31, 2025 if any portion of the Senior Secured Term Loan Facility remains outstanding on such date and the maturity date of the Senior Secured Term Loan Facility is not extended.

The aggregate principal amount of the facility is $100,000. Borrowings under the Revolving Credit Facility accrue interest at Adjusted Term SOFR +1.25%. In addition, the Revolving Credit Facility includes an uncommitted incremental revolving facility in the amount of $50,000, which is subject to receipt of lender commitments and satisfaction of specified conditions.

The Revolving Credit Facility provides that proceeds are to be used for working capital and other general corporate purposes, and allows for swing line advances of up to $15,000 and the issuance of letters of credit of up to $40,000.

The availability of credit at any given time under the Revolving Credit Facility is limited by reference to a borrowing base formula based upon numerous factors, including the value of eligible inventory, eligible accounts receivable, and reserves established by the administrative agent. As a result of the borrowing base formula, the actual borrowing availability under the Revolving Credit Facility could be less than the stated amount of the Revolving Credit Facility (as reduced by the actual borrowings and outstanding letters of credit under the Revolving Credit Facility).

The Revolving Credit Facility is secured by (a) a first-priority security interest in substantially all of our personal property, consisting of inventory, accounts receivable, cash, deposit accounts, and other general intangibles, and (b) a second-priority security interest in the collateral that secures the Senior Secured Term Loan Facility on a first-priority basis, as described above (excluding stock in foreign subsidiaries in excess of 65%, and assets of non-guarantor subsidiaries and subject to certain other exceptions). Obligations under the Revolving Credit Facility are guaranteed by the Company and certain of The Container Store, Inc.'s U.S. subsidiaries.

The Revolving Credit Facility contains a number of covenants that, among other things, restrict our ability, subject to specified exceptions, to incur additional debt; incur additional liens and contingent liabilities; sell or dispose of assets; merge with or acquire other companies; liquidate or dissolve ourselves, engage in businesses that are not in a related line of business; make loans, advances or guarantees; engage in transactions with affiliates; and make investments. In addition, the financing agreements contain certain cross-default provisions. We are required to maintain a consolidated fixed-charge coverage ratio of 1.0 to 1.0 if excess availability is less than $10,000 at any time. As of March 30, 2024, we were in compliance with all covenants under the Revolving Credit Facility and no Event of Default (as such term is defined in the Revolving Credit Facility) had occurred.

2019 Elfa Senior Secured Credit Facilities

On April 1, 2014, Elfa entered into a master credit agreement with Nordea Bank AbpAB, filial i Sverige, which consisted of a term loan facility (the "2014 Elfa Term Loan Facility") and a revolving credit facility (the "2014 Elfa Revolving Credit Facility," and together with the 2014 Elfa Term Loan Facility, the "2014 Elfa Facilities"). On March 18, 2019, Elfa refinanced its master credit agreement with Nordea Bank AB entered into on April 1, 2014 and the senior secured credit facilities thereunder, and entered into a new master credit agreement with Nordea Bank Abp, filial i Sverige ("Nordea Bank"), which consists of (i) an SEK 110.0 million (approximately $10,296 as of March 30, 2024) revolving credit facility (the "2019 Original Revolving Facility"), (ii) upon Elfa's request, an additional SEK 115.0 million (approximately $10,764 as of March 30, 2024) revolving credit facility (the "2019 Additional Revolving Facility" and together with the 2019 Original Revolving Facility, the "2019 Elfa Revolving Facilities"), and (iii) an uncommitted term loan facility in the amount of SEK 25.0 million (approximately $2,340 as of March 30, 2024), which is subject to receipt of Nordea Bank's commitment and satisfaction of specified conditions (the "Incremental Term Facility", together with the 2019 Elfa Revolving Facilities, the "2019 Elfa Senior Secured Credit Facilities"). The term for the 2019 Elfa Senior Secured Credit Facilities began on April 1, 2019 and, pursuant to an amendment entered into in April 2023, matures on March 31, 2025. Loans borrowed under the 2019 Elfa Revolving Facilities bear interest at Nordea Bank's base rate +1.40%. Any loan borrowed under the Incremental Term Facility would bear interest at Stibor +1.70%.

The 2019 Elfa Senior Secured Credit Facilities are secured by the majority of assets of Elfa. The 2019 Elfa Senior Secured Credit Facilities contains a number of covenants that, among other things, restrict Elfa's ability, subject to specified exceptions, to incur additional liens, sell or dispose of assets, merge with other companies, engage in businesses that are not in a related line of business and make guarantees. In addition, Elfa is required to maintain (i) a Group Equity Ratio (as defined in the 2019 Elfa Senior Secured Credit Facilities) of not less than 32.5% and (ii) a consolidated ratio of net debt to EBITDA (as defined in the 2019 Elfa Senior Secured Credit Facilities) of less than 3.20. As of March 30, 2024, Elfa was in compliance with all covenants under the 2019 Elfa Senior Secured Credit Facilities and no Event of Default (as defined in the 2019 Elfa Senior Secured Credit Facilities) had occurred.

Critical Accounting Estimates

The preparation of financial statements in accordance with GAAP in the United States requires management to make estimates and assumptions about future events that affect amounts reported in our consolidated financial statements and related notes, as well as the related disclosure of contingent assets and liabilities at the date of the financial statements. Management evaluates its accounting policies, estimates, and judgments on an on-going basis. Management bases its estimates and judgments on historical experience and various other factors that are believed to be reasonable under the circumstances. Actual results may differ from these estimates under different assumptions and conditions.

Management evaluated the development and selection of its critical accounting estimates and believes that the following involve a higher degree of judgment or complexity and are most significant to reporting our results of operations and financial position, and are therefore discussed as critical. The following critical accounting policies reflect the significant estimates and judgments used in the preparation of our consolidated financial statements. With respect to critical accounting policies, even a relatively minor variance between actual and expected experience can potentially have a materially favorable or unfavorable impact on subsequent results of operations. More information on all of our significant accounting policies can be found in Note 1—*Nature of Business and Summary of Significant Accounting Policies* to our audited consolidated financial statements included elsewhere in this Annual Report on Form 10-K.

Revenue recognition

We recognize revenues and the related cost of goods sold for our TCS segment when merchandise is received by our customers, which reflects an estimate of shipments that have not yet been received by the customer. This estimate is based on shipping terms and historical delivery times. We recognize revenues and the related cost of goods sold for our Elfa segment upon shipment.

We recognize shipping and handling fees as revenue when the merchandise is shipped to the customer. Costs of shipping and handling are included in cost of goods sold. We recognize fees for installation and other services as revenue upon completion of the service to the customer. Costs of installation and other services are included in cost of goods sold.

Sales tax collected is not recognized as revenue as it is ultimately remitted to governmental authorities.

We reserve for projected merchandise returns based on historical experience and various other assumptions that we believe to be reasonable. The reserve reduces sales and cost of sales, accordingly. Merchandise exchanges of similar product and price are not considered merchandise returns and, therefore, are excluded when calculating the sales returns reserve. We have not made any material changes to our assumptions used to recognize revenue during the periods presented.

Inventories

Inventories at retail stores and distribution centers are comprised of finished goods and are valued at the lower of cost or estimated net realizable value, with cost determined on a weighted-average cost method including associated in-bound freight costs. Manufacturing inventories are comprised of raw materials, work in process, and finished goods and are valued on a first-in, first out basis using full absorption accounting which includes material, labor, other variable costs, and other applicable manufacturing overhead. To determine if the value of inventory is recoverable at cost, we consider current and anticipated demand, customer preference, the merchandise age and general economic conditions. The significant estimates used in inventory valuation are obsolescence (including excess and slow-moving inventory) and estimates of inventory shrinkage. We adjust our inventory for obsolescence based on historical trends, aging reports, specific identification and our estimates of future retail sales prices.

Reserves for shrinkage are estimated and recorded throughout the period as a percentage of cost of sales based on historical shrinkage results and current inventory levels. Actual shrinkage is recorded throughout the year based upon periodic cycle counts. Actual inventory shrinkage can vary from estimates due to factors including the mix of our inventory and execution against loss prevention initiatives in our stores and distribution center.

Due to these factors, our obsolescence and shrinkage reserves contain uncertainties. Both estimates have calculations that require management to make assumptions and to apply judgments regarding a number of factors, including market conditions, the selling environment, historical results and current inventory trends. If actual obsolescence or shrinkage estimates change from our original estimates, we will adjust our inventory reserves accordingly throughout the period. Management does not believe that changes in the assumptions used in these estimates would have a significant effect on our inventory balances. We have not made any material changes to our assumptions included in the calculations of the obsolescence and shrinkage reserves during the periods presented.

Income taxes

We account for income taxes utilizing the Financial Accounting Standards Board ("FASB") ASC 740, *Income Taxes* ("ASC 740"). ASC 740 requires an asset and liability approach, which requires the recognition of deferred tax liabilities and assets for the expected future tax consequences of temporary differences between the carrying amounts and the tax bases of assets and liabilities. Valuation allowances are established against deferred tax assets when it is more-likely-than-not that the realization of those deferred tax assets will not occur. Valuation allowances are released as positive evidence of future taxable income sufficient to realize the underlying deferred tax assets becomes available (e.g., three-year cumulative financial income).

Deferred tax assets and liabilities are measured using the enacted tax rates in effect in the years when those temporary differences are expected to reverse. The effect on deferred taxes from a change in the tax rate is recognized through continuing operations in the period that includes the enactment of the change. Changes in tax laws and rates could affect recorded deferred tax assets and liabilities in the future.

We operate in certain jurisdictions outside the United States. ASC 740-30 provides that the undistributed earnings of a foreign subsidiary be accounted for as a temporary difference under the presumption that all undistributed earnings will be distributed to the parent company as a dividend. Sufficient evidence of the intent to permanently reinvest the earnings in the jurisdiction where earned precludes a company from recording the temporary difference. For purposes of ASC 740-30, the Company does not consider the earnings subject to the transition tax and global intangible low-taxed income under the Tax Act permanently reinvested. All other earnings are considered permanently reinvested. The Company has elected an accounting policy to recognize GILTI as a period cost when incurred.

Judgment is required in determining the provision for income and other taxes and related accruals, and deferred tax assets and liabilities. In the ordinary course of business, there are transactions and calculations where the ultimate tax outcome is uncertain. Additionally, the Company's various tax returns are subject to audit by various tax authorities. Although the Company believes that its estimates are reasonable, actual results could differ from these estimates.

Leases

In accordance with Accounting Standards Update ("ASU") 2016-02, *Leases (Topic 842),* we recognize a lease liability upon lease commencement, measured at the present value of the fixed future minimum lease payments over the lease term. We have elected the practical expedient to not separate lease and non-lease components. Therefore, lease payments included in the measurement of the lease liability include all fixed payments in the lease arrangement. We record a right-of-use asset for an amount equal to the lease liability, increased for any prepaid lease costs and initial direct costs and reduced by any lease incentives. We remeasure the lease liability and right-of-use asset when a change to our future minimum lease payments occurs. Lease expense on operating leases is recorded on a straight-line basis over the term of the lease and is recorded in Selling, general, and administrative expense ("SG&A").

Key assumptions and judgments included in the determination of the lease liability include the discount rate applied to the present value of the future lease payments, and the exercise of renewal options. Our leases do not provide information about the rate implicit in the lease; therefore, we utilize an incremental borrowing rate to calculate the present value of our future lease obligations. The incremental borrowing rate represents the rate of interest we would have to pay on a collateralized borrowing, for an amount equal to the lease payments, over a similar term and in a similar economic environment. A significant basis point change in the incremental borrowing rate would have a material impact on the value of our new or remeasured right-of-use assets and lease liabilities. Additionally, many of our leases contain renewal options. The option periods are generally not included in the lease term used to measure our lease liabilities and right-of-use assets upon commencement as exercise of the options is not reasonably certain. We remeasure the lease liability and right-of-use asset when we are reasonably certain to exercise a renewal option. Although we believe that the assumptions and estimates made are reasonable and appropriate, different assumptions and estimates could materially impact our reported financial results.

Intangibles and long-lived assets

Goodwill

We evaluate goodwill annually to determine whether it is impaired. Goodwill is also tested between annual impairment tests if an event occurs or circumstances change that would indicate that the fair value of a reporting unit is less than its carrying amount. Conditions that may indicate impairment include, but are not limited to, a significant adverse change in customer demand or business climate that could affect the value of an asset. If an impairment indicator exists, we test goodwill for recoverability. We have identified two reporting units and we have selected the first day of the fourth fiscal quarter as the date we perform our annual goodwill impairment testing.

When performing a quantitative test for impairment, we compare the fair value of the reporting unit to its carrying amount. If the fair value of the reporting unit exceeds the carrying amount of the net assets assigned to that unit, goodwill is considered not impaired and we are not required to perform further testing. If the carrying amount of the net assets assigned to the reporting unit exceeds the fair value of the reporting unit, then we would record an impairment loss equal to the difference.

The fair value of each reporting unit is determined by using a discounted cash flow analysis using the income approach, as well as a market approach to compare the estimated fair value to comparable companies. The determination of fair value requires assumptions and estimates of many critical factors, including among others, our nature and our history, financial and economic conditions affecting us, our industry and the general economy, past results, our current operations and future prospects, sales of similar businesses or capital stock of publicly held similar businesses, as well as prices, terms and conditions affecting past sales of similar businesses. Forecasts of future operations are based, in part, on operating results and management's expectations as to future market conditions. These types of analyses contain uncertainties because they require management to make assumptions and to apply judgments to estimate industry economic factors and the profitability of future business strategies. If actual results are not consistent with our estimates and assumptions, we may be exposed to future impairment losses that could be material.

We conducted an annual impairment test of our goodwill balances on January 1, 2023, in accordance with ASC 350, and an interim assessment as of April 1, 2023 due to identified indicators during the fourth quarter of fiscal 2022. In connection with our annual and interim assessments, we determined there was an impairment of goodwill in the TCS reporting unit and recorded total non-cash goodwill impairment charges in fiscal 2022 of $197,712. We also completed an interim assessment of our goodwill balance as of September 30, 2023 in accordance with ASC 350 due to certain indicators identified during the second quarter of fiscal 2023, and determined there was an impairment of goodwill and recorded a non-cash goodwill impairment charge of $23,447. As of March 30, 2024, the goodwill balance is zero.

Trade names

We annually evaluate whether our trade names continue to have an indefinite life. Trade names are reviewed for impairment annually on the first day of the fourth fiscal quarter and may be reviewed more frequently if indicators of impairment are present. Conditions that may indicate impairment include, but are not limited to, a significant adverse change in customer demand or business climate that could affect the value of an asset, a product recall or an adverse action or assessment by a regulator.

When performing a quantitative test, the impairment review is performed by comparing the carrying amount of the trade name to the estimated fair value, determined using a discounted cash flow methodology. If the recorded carrying amount of the trade name exceeds its estimated fair value, an impairment charge is recorded to write the trade name down to its estimated fair value. Factors used in the valuation of intangible assets with indefinite lives include, but are not limited to, future revenue growth assumptions, estimated market royalty rates that could be derived from the licensing of our trade names to third parties, and a rate used to discount the estimated royalty cash flow projections to their present value (or estimated fair value).

The valuation of trade names requires assumptions and estimates of many critical factors, which are consistent with the factors discussed under "Goodwill" above. Forecasts of future operations are based, in part, on operating results and management's expectations as to future market conditions. These types of analyses contain uncertainties because they require management to make assumptions and to apply judgments to estimate industry economic factors and the profitability of future business strategies. If actual results are not consistent with our estimates and assumptions, we may be exposed to future impairment losses that could be material.

As discussed above, we conducted an annual impairment test of our trade names balance on January 1, 2023 in accordance with ASC 350 and an interim assessment as of April 1, 2023, neither of which resulted in an impairment. We conducted an interim quantitative assessment of our trade names balance as of September 30, 2023 due to identified indicators during the second quarter of fiscal 2023 which did not result in an impairment, and a qualitative assessment as of December 30, 2023, which did not result in indicators of impairment. We conducted an annual impairment test of our trade names balance on January 1, 2024 in accordance with ASC 350 and an interim assessment as of March 30, 2024 due to identified indicators during the fourth quarter of fiscal 2023. In connection with our annual and interim assessments, we determined there was an impairment of the TCS trade name of $63,753 and an impairment of our Elfa trade name of $10,079. Future impairment charges could be required if we do not achieve our current net sales and profitability projections.

Long-lived assets

Long-lived assets, such as property and equipment, lease right-of-use assets, and intangible assets subject to amortization, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Conditions that may indicate impairment include, but are not limited to, a significant adverse change in customer demand or business climate that could affect the value of an asset, a product recall or an adverse action or assessment by a regulator. If the sum of the estimated undiscounted future cash flows related to the asset are less than the carrying amount, we recognize a loss equal to the difference between the carrying amount and the fair value, usually determined by the estimated discounted cash flow analysis of the asset.

For our TCS segment, we generally evaluate long-lived tangible assets at the store level, which is the lowest level at which independent cash flows can be identified. We evaluate corporate assets or other long-lived assets that are not store-specific at the consolidated level. For our Elfa segment, we evaluate long-lived tangible assets at the segment level.

Since there is typically no active market for our long-lived tangible assets, we estimate fair values based on the expected future cash flows. We estimate future cash flows based on store-level historical results, current trends, and operating and cash flow projections. Our estimates are subject to uncertainty and may be affected by a number of factors outside our control, including general economic conditions and the competitive environment. While we believe our estimates and judgments about future cash flows are reasonable, future impairment charges may be required if the expected cash flow estimates, as projected, do not occur or if events change requiring us to revise our estimates.

Contractual obligations

We enter into long-term obligations and commitments in the normal course of business, primarily debt obligations and non-cancelable operating leases. As of March 30, 2024, our contractual cash obligations over the next several periods were as follows:

		Payments due by period			
	Total	Within 1 Year	1 - 3 Years	3 - 5 Years	After 5 Years
Recorded contractual obligations					
Term loans	$ 163,500	$ 2,000	$ 161,500	$ —	$ —
Revolving loans	16,000	—	16,000	—	—
2019 Elfa revolving facilities	—	—	—	—	—
Operating leases (1)	599,189	97,725	185,393	139,542	176,529
Finance lease obligations	634	193	310	131	—
Transition tax	150	150	—	—	—
Unrecorded contractual obligations					
Estimated interest (2)	31,930	18,701	13,229	—	—
Letters of credit	3,977	3,977	—	—	—
Purchase obligations (3)	36,802	25,456	11,346	—	—
Total (4)	$ 852,182	$ 148,202	$ 387,778	$ 139,673	$ 176,529

---

(1) We enter into operating leases during the normal course of business. Most lease arrangements provide us with the option to renew the leases at defined terms. The future operating lease obligations would change if we were to exercise these options, or if we were to enter into additional operating leases.

(2) For purposes of this table, interest has been estimated based on interest rates in effect for our indebtedness as of March 30, 2024, and estimated borrowing levels in the future. Actual borrowing levels and interest costs may differ.

(3) Purchase obligations include legally binding contracts such as firm commitments for inventory, equipment purchases, marketing-related contracts, software acquisition/license commitments, as well as commitments to make capital expenditures, and legally binding service contracts. Purchase orders for other services are not included in the table above. Purchase orders represent authorizations to purchase rather than binding agreements. For the purposes of this table, contractual obligations for the purchase of goods or services are defined as agreements that are enforceable and legally binding and that specify all significant terms, including: fixed or minimum quantities to be purchased; fixed, minimum or variable price provisions; and the approximate timing of the transaction.

(4) The table above excludes defined benefit pension plan obligations of $3,402, which were included in "Other long-term liabilities" in the consolidated balance sheet as of March 30, 2024. Defined benefit pension plan obligations were excluded from the table as the timing of the forthcoming cash payments is uncertain.

Recent Accounting Pronouncements

Please refer to Note 1—*Nature of Business and Summary of Significant Accounting Policies* to our audited consolidated financial statements included elsewhere in this Annual Report on Form 10-K for a summary of recent accounting pronouncements.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK.

Not applicable.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of The Container Store Group, Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of The Container Store Group, Inc. (the Company) as of March 30, 2024 and April 1, 2023, the related consolidated statements of operations, comprehensive (loss) income, shareholders' equity, and cash flows for each of the three years in the period ended March 30, 2024, and the related notes (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at March 30, 2024 and April 1, 2023, and the results of its operations and its cash flows for each of the three years in the period ended March 30, 2024, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of March 30, 2024, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated May 28, 2024, expressed an unqualified opinion thereon.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Valuation of operating lease right-of-use assets and operating lease liabilities

Descripti on of the Matter

As discussed in Note 1 and Note 11 in the consolidated financial statements, the Company recorded noncurrent operating lease right-of-use assets, current operating lease liabilities and noncurrent operating lease liabilities of $400.2 million, $60.7 million and $378.5 million, respectively, as of March 30, 2024. The Company's reported operating lease liabilities utilize discount rates to calculate the estimated present value of future lease payments. As the Company's operating leases do not provide an implicit rate, the Company uses its incremental borrowing rate ("IBR") based on the information available at the lease commencement date in determining the present value of future lease payments.

The computation of the IBR required significant management judgment based on the selection of significant inputs used to determine the rate. Evaluating the appropriateness of the selection by management of the key inputs involved a high degree of auditor judgment and an increased extent of effort, including the involvement of our valuation specialists.

How We Addressed the Matter in Our Audit

We obtained an understanding, evaluated the design and tested the operating effectiveness of controls over management's review of the methodology, inputs and assumptions used to determine the Company's selection of the IBR.

Our audit procedures included, among others, evaluating (i) the reasonableness of the methodology used to estimate the IBR; (ii) the significant inputs used to derive the IBR by comparing to external data; and (iii) the mathematical accuracy of the computation of the IBR, with the assistance of our valuation specialists. Additionally, with the assistance of our valuation specialists, we created independent estimates of the IBR and compared the results to the Company's IBR.

Valuation of indefinite-lived intangible assets

Descripti on of the Matter

As discussed in Note 2 of the consolidated financial statements, the indefinite-lived intangible assets balance as of March 30, 2024, was $146.4 million, which includes The Container Store (TCS) and Elfa trade names. As discussed in Note 1 and Note 2 to the consolidated financial statements, indefinite-lived assets are tested for impairment at least annually and more frequently when warranted based on indicators of impairment. During the year ended March 30, 2024, the Company recorded an impairment of $63.8 million and $10.1 million related to the TCS and Elfa trade names, respectively.

Auditing management's impairment tests for the trade names was complex and highly judgmental due to the significant estimation required to determine the fair value of the assets. The Company used the relief from royalty method to measure the fair values of the TCS and Elfa trade names. The significant assumptions used to estimate the fair value of the intangible assets included revenue growth rates, royalty rates, and weighted average cost of capital rates, which are affected by expectations about future market or economic conditions.

How We Addressed the Matter in Our Audit

We obtained an understanding, evaluated the design and tested the operating effectiveness of controls over the Company's indefinite lived intangible asset fair value assessment process. This included testing controls over management's review over the projected financial information and significant assumptions used in the valuation model to determine the fair value of the indefinite lived intangibles.

To test the estimated fair values of the TCS and Elfa trade names, our audit procedures included, among others, involvement of a valuation specialist to assist us in the evaluation of the Company's valuation methodology and testing of the significant assumptions. We performed sensitivity analyses over the revenue growth rates, royalty rate, and weighted average cost of capital rate assumptions to assess the impact of changes to those assumptions on the Company's determination of the fair value of the trade names. We compared the revenue growth rates to historical results and certain peer companies. Additionally, we tested the completeness and accuracy of the underlying data supporting the significant assumptions and estimate.

/s/ Ernst & Young LLP

We have served as the Company's auditor since 2000.

Dallas, Texas
May 28, 2024

Consolidated balance sheets

(In thousands)		March 30, 2024		April 1, 2023
Assets				
Current assets:				
Cash	$	21,000	$	6,958
Accounts receivable, net		22,010		25,870
Inventory		158,434		170,637
Prepaid expenses		12,940		14,989
Income taxes receivable		5,118		858
Other current assets		11,046		10,914
Total current assets		230,548		230,226
Noncurrent assets:				
Property and equipment, net		155,402		158,702
Noncurrent operating lease right-of-use assets		400,188		347,959
Goodwill		—		23,447
Trade names		146,449		221,278
Deferred financing costs, net		97		150
Noncurrent deferred tax assets, net		393		568
Other assets		3,288		2,844
Total noncurrent assets		705,817		754,948
Total assets	$	936,365	$	985,174

See accompanying notes.

The Container Store Group, Inc.

Consolidated balance sheets

(In thousands, except share and per share amounts)	March 30, 2024	April 1, 2023
Liabilities and shareholders' equity		
Current liabilities:		
Accounts payable	$ 59,873	$ 52,637
Accrued liabilities	70,076	74,673
Current borrowings on revolving lines of credit	—	2,423
Current portion of long-term debt	2,166	2,063
Current operating lease liabilities	60,692	57,201
Income taxes payable	280	1,318
Total current liabilities	193,087	190,315
Noncurrent liabilities:		
Long-term debt	174,611	163,385
Noncurrent operating lease liabilities	378,524	314,100
Noncurrent deferred tax liabilities, net	24,185	49,338
Other long-term liabilities	6,267	5,851
Total noncurrent liabilities	583,587	532,674
Total liabilities	776,674	722,989
Commitments and contingencies *(Note 12)*		
Shareholders' equity:		
Common stock, $0.01 par value, 250,000,000 shares authorized; 49,607,811 shares issued at March 30, 2024; 49,181,562 shares issued at April 1, 2023	496	492
Additional paid-in capital	873,927	872,204
Accumulated other comprehensive loss	(33,443)	(32,509)
Retained deficit	(681,289)	(578,002)
Total shareholders' equity	159,691	262,185
Total liabilities and shareholders' equity	$ 936,365	$ 985,174

See accompanying notes.

The Container Store Group, Inc.

Consolidated statements of operations

		Fiscal Year Ended				
(In thousands, except share and per share amounts)		March 30, 2024		April 1, 2023		April 2, 2022
Net sales	$	847,779	$	1,047,258	$	1,094,119
Cost of sales (excluding depreciation and amortization)		359,014		446,295		457,882
Gross profit		488,765		600,963		636,237
Selling, general, and administrative expenses (excluding depreciation and amortization)		439,485		486,431		471,586
Impairment charges		97,279		197,712		—
Stock-based compensation		1,870		3,382		4,263
Pre-opening costs		2,861		2,006		694
Depreciation and amortization		44,333		38,905		34,289
Other expenses		7,423		—		—
Loss on disposal of assets		248		122		(49)
(Loss) income from operations		(104,734)		(127,595)		125,454
Interest expense, net		20,672		16,171		12,760
(Loss) income before taxes		(125,406)		(143,766)		112,694
(Benefit) provision for income taxes		(22,119)		15,090		30,976
Net (loss) income	$	(103,287)	$	(158,856)	$	81,718
Net (loss) income per common share — basic	$	(2.09)	$	(3.21)	$	1.65
Net (loss) income per common share — diluted	$	(2.09)	$	(3.21)	$	1.62
Weighted-average common shares — basic		49,476,871		49,539,875		49,447,612
Weighted-average common shares — diluted		49,476,871		49,539,875		50,294,118

See accompanying notes.

The Container Store Group, Inc.

Consolidated statements of comprehensive (loss) income

	Fiscal Year Ended					
(In thousands)	March 30, 2024		April 1, 2023		April 2, 2022	
Net (loss) income	$	(103,287)	$	(158,856)	$	81,718
Unrealized (loss) on financial instruments, net of tax provision (benefit) of $0, ($26), and ($1,093)		—		(51)		(3,123)
Pension liability adjustment, net of tax (benefit) provision of ($7), $168, and $145		(26)		792		506
Foreign currency translation adjustment		(908)		(5,806)		(5,824)
Comprehensive (loss) income	$	(104,221)	$	(163,921)	$	73,277

See accompanying notes.

The Container Store Group, Inc.

Consolidated statements of shareholders' equity

(In thousands, except share amounts)	Common stock Shares	Common stock Amount		Additional paid-in capital		Accumulated other comprehensive income (loss)		Retained deficit		Total shareholders' equity
Balance at April 03, 2021	48,838,261	$	488	$	873,048	$	(19,003)	$	(500,864)	$	353,669
Net income	—		—		—		—		81,718		81,718
Stock-based compensation	—		—		4,263		—		—		4,263
Vesting of restricted stock awards	671,409		7		(7)		—		—		—
Taxes related to net share settlement of restricted stock awards	—		—		(3,678)		—		—		(3,678)
Stock options exercised	125,777		1		564		—		—		565
Foreign currency translation adjustment	—		—		—		(5,824)		—		(5,824)
Unrealized loss on financial instruments, net of $1,093 tax benefit	—		—		—		(3,123)		—		(3,123)
Pension liability adjustment, net of $145 tax provision	—		—		—		506		—		506
Balance at April 2, 2022	49,635,447	$	496	$	874,190	$	(27,444)	$	(419,146)	$	428,096
Net loss	—		—		—		—		(158,856)		(158,856)
Stock-based compensation	—		—		3,382		—		—		3,382
Vesting of restricted stock awards	412,488		4		(4)		—		—		—
Taxes related to net share settlement of restricted stock awards	—		—		(712)		—		—		(712)
Stock options exercised	73,594		1		339		—		—		340
Repurchases of common stock	(939,967)		(9)		(4,991)		—		—		(5,000)
Foreign currency translation adjustment	—		—		—		(5,806)		—		(5,806)
Unrealized loss on financial instruments, net of $26 tax benefit	—		—		—		(51)		—		(51)
Pension liability adjustment, net of $168 tax provision	—		—		—		792		—		792
Balance at April 1, 2023	49,181,562	$	492	$	872,204	$	(32,509)	$	(578,002)	$	262,185
Net loss	—		—		—		—		(103,287)		(103,287)
Stock-based compensation	—		—		1,871		—		—		1,871
Vesting of restricted stock awards	426,249		4		(4)		—		—		—
Taxes related to net share settlement of restricted stock awards	—		—		(144)		—		—		(144)
Foreign currency translation adjustment	—		—		—		(908)		—		(908)
Pension liability adjustment, net of $7 tax benefit	—		—		—		(26)		—		(26)
Balance at March 30, 2024	49,607,811	$	496	$	873,927	$	(33,443)	$	(681,289)	$	159,691

See accompanying notes.

The Container Store Group, Inc.
Consolidated statements of cash flows

(In thousands)	Fiscal Year Ended		
	March 30, 2024	April 1, 2023	April 2, 2022
Operating activities			
Net (loss) income	$ (103,287)	$ (158,856)	$ 81,718
Adjustments to reconcile net (loss) income to net cash provided by operating activities:			
Depreciation and amortization	44,333	38,905	34,289
Stock-based compensation	1,870	3,382	4,263
Impairment charges	97,279	197,712	—
Loss (gain) on disposal of assets	248	122	(49)
Deferred tax (benefit) expense	(24,751)	(351)	3,621
Non-cash interest	1,884	1,884	1,883
Other	(339)	1,059	(1,321)
Changes in operating assets and liabilities (exclusive of effects of acquisition):			
Accounts receivable	3,565	1,836	(1,631)
Inventory	12,145	20,450	(63,533)
Prepaid expenses and other assets	564	(4,584)	(1,474)
Accounts payable and accrued liabilities	3,396	(37,684)	9,814
Net change in lease assets and liabilities	15,714	1,013	(6,232)
Income taxes	(5,177)	(5,213)	(1,811)
Other noncurrent liabilities	(655)	(370)	(2,547)
Net cash provided by operating activities	46,789	59,305	56,990
Investing activities			
Additions to property and equipment	(39,894)	(64,223)	(33,389)
C Studio acquisition, net of cash acquired	—	—	(19,445)
Investments in non-qualified plan trust	(252)	(1,147)	(362)
Proceeds from non-qualified plan trust redemptions	719	916	2,708
Proceeds from sale of property and equipment	206	43	66
Net cash used in investing activities	(39,221)	(64,411)	(50,422)
Financing activities			
Borrowings on revolving lines of credit	65,568	80,292	75,167
Payments on revolving lines of credit	(67,935)	(79,497)	(73,269)
Borrowings on long-term debt	31,000	40,000	38,000
Payments on long-term debt	(22,089)	(37,092)	(45,167)
Repurchases of common stock	—	(5,000)	—
Payment of taxes with shares withheld upon restricted stock vesting	(144)	(712)	(4,677)
Proceeds from the exercise of stock options	—	340	565
Net cash provided by (used in) financing activities	6,400	(1,669)	(9,381)
Effect of exchange rate changes on cash	74	(519)	(622)
Net increase (decrease) in cash	14,042	(7,294)	(3,435)
Cash at beginning of fiscal period	6,958	14,252	17,687
Cash at end of fiscal period	$ 21,000	$ 6,958	$ 14,252
Supplemental information:			
Cash paid for interest	$ 18,781	$ 13,688	$ 10,745
Cash paid for taxes	$ 7,958	$ 21,275	$ 30,163
Purchases of property and equipment (included in accounts payable)	$ 3,350	$ 3,653	$ 9,469
Cash paid for amounts included in the measurement of operating lease liabilities	$ 95,809	$ 90,468	$ 94,869
Additions to right-of-use assets in exchange for operating lease liabilities	$ 116,607	$ 52,902	$ 85,715

See accompanying notes.

The Container Store Group, Inc.
Notes to consolidated financial statements
(In thousands, except share amounts and unless
otherwise stated)
March 30, 2024

1. Nature of business and summary of significant accounting policies

Description of business

The Container Store, Inc. was founded in 1978 in Dallas, Texas, as a retailer with a mission to provide customers with storage and organizing solutions to accomplish their projects through an assortment of innovative products and unparalleled customer service. In 2007, The Container Store, Inc. was sold to The Container Store Group, Inc. (the "Company"), a holding company, of which a majority stake was purchased by Leonard Green and Partners, L.P. ("LGP"), with the remainder held by certain employees of The Container Store, Inc. On November 6, 2013, the Company completed the initial public offering of its common stock (the "IPO") at which time LGP held a controlling interest in the Company as the majority shareholder. In fiscal 2020, LGP sold some of the common stock of the Company, reducing their ownership to less than 50% of the Company's outstanding common stock. Although LGP is no longer the majority shareholder, LGP continues to have significant influence over the Company.

The Container Store, Inc. consists of our retail stores, website and call center (which includes business sales), as well as our in-home services business. As of March 30, 2024, The Container Store, Inc. operated 102 stores with an average size of approximately 24,000 square feet (18,000 selling square feet) in 34 states and the District of Columbia. The Container Store, Inc. also offers all of its products directly to its customers through its website, responsive mobile site and app, and call center. The Container Store, Inc.'s wholly owned Swedish subsidiary, Elfa International AB ("Elfa"), designs and manufactures component-based shelving and drawer systems and made-to-measure sliding doors that are customizable for any area of the home. elfa® branded products are sold exclusively in the United States in The Container Store® retail stores, website, and call center and Elfa sells to various retailers and distributors primarily in the Nordic region and throughout Europe on a wholesale basis. C Studio Manufacturing, Inc. ("C Studio"), formerly known as "Closet Parent Company, Inc.", or "Closet Works", assumed its new name effective January 2023. We own and operate the C Studio manufacturing facility in Elmhurst, Illinois, which designs and manufactures the Company's premium wood-based custom space product offering, and is included in the TCS reportable segment.

Basis of presentation

The accompanying consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America (U.S. GAAP).

Basis of consolidation

The consolidated financial statements include our accounts and those of the Company's wholly owned subsidiaries. The Company eliminates all significant intercompany balances and transactions, including intercompany profits, in consolidation.

Fiscal year

The Company follows a 4-4-5 fiscal calendar, whereby each fiscal quarter consists of thirteen weeks grouped into two four-week "months" and one five-week "month", and its fiscal year ends on the Saturday closest to March 31st. Elfa's fiscal year ends on the last day of the calendar month of March.

All references to "fiscal 2024" herein represent the results of the 52-week fiscal year ending March 29, 2025, references to "fiscal 2023" represent the results of the 52-week fiscal year ended March 30, 2024, references to "fiscal 2022" represent the results of the 52-week fiscal year ended April 1, 2023 and references to "fiscal 2021" represent the results of the 52-week fiscal year ended April 2, 2022.

Management estimates

The preparation of the Company's consolidated financial statements in accordance with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities and the reported amounts of revenues and expenses. Actual results could differ from those estimates. Significant accounting judgments and estimates include fair value estimates for operating lease assets and liabilities, indefinite-lived intangible assets, obsolescence and shrink reserve, assessments of long-lived asset impairments, gift card breakage, and assessment of valuation allowances on deferred tax assets.

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern, which contemplates the realization of assets and satisfaction of liabilities in the normal course of business. Based on the Company's current financial projections, management believes the Company will maintain compliance with its financial covenants and the Company's existing cash, projected operating cash flows and available borrowing capacity under its Revolving Credit Facility are adequate to meet its operating needs, liabilities and commitments over the next twelve months from the issuance of the accompanying consolidated financial statements. However, forecasts and projections are subject to risks and uncertainties about our operations, industry, financial condition, performance, operating results and liquidity. If future actual results differ from current financial projections, we could fail to comply with these financial covenants in future periods.

Compliance with the financial covenants in the Company's Senior Secured Term Loan Facility (as defined in Note 4, Long-term debt and revolving lines of credit) is measured quarterly and failure to meet the covenant requirements would constitute an event of default. As of March 30, 2024, the Company was in compliance with the financial covenants in the Senior Secured Term Loan Facility.

Revenue recognition

Revenue from sales related to retail operations is recognized when the merchandise is delivered to the customer at the point of sale. Revenue from sales that are shipped or delivered directly to customers is recognized upon estimated delivery to the customer and includes applicable shipping or delivery revenue. Revenue from sales that are installed is recognized upon completion of the installation service to the customer and includes applicable installation revenue. Revenue from sales of other services is recognized upon the completion of the service. Revenue from sales related to manufacturing operations is recorded upon shipment. Sales are recorded net of sales taxes collected from customers. A sales return allowance is recorded for estimated returns of merchandise subsequent to the balance sheet date that relate to sales prior to the balance sheet date. The returns allowance is based on historical return patterns and reduces sales and cost of sales, accordingly. Merchandise exchanges of similar product and price are not considered merchandise returns and, therefore, are excluded when calculating the sales returns allowance. We have not made any material changes to our assumptions used to recognize revenue during the periods presented.

Contract Balances

Contract balances as a result of transactions with customers primarily consist of trade receivables included in Accounts receivable, net, unearned revenue included in Accrued liabilities, and gift cards and store credits outstanding included in Accrued liabilities in the Company's consolidated balance sheets. See Note 3 for disclosure on the Company's trade receivables, unearned revenue, and gift cards and store credits outstanding with customers as of March 30, 2024 and April 1, 2023.

Gift cards and merchandise credits

Gift cards are sold to customers in retail stores, through the call center and website, and through certain third parties. We issue merchandise credits in our stores and through our call center. Revenue from sales of gift cards and issuances of merchandise credits is recognized when the gift card is redeemed by the customer, or the likelihood of the gift card being redeemed by the customer is remote (gift card breakage). The gift card breakage rate is determined based upon historical redemption patterns. An estimate of the rate of gift card breakage is applied over the period of estimated performance (48 months as of the end of fiscal 2023, fiscal 2022, and fiscal 2021) and the breakage amounts are included in net sales in the consolidated statement of operations. The Company recorded $1,195, $1,548, and $1,403 of gift card breakage in fiscal years 2023, 2022, and 2021, respectively.

Cost of sales

Cost of sales related to retail operations includes the purchase cost of inventory sold (net of vendor rebates), in-bound freight, as well as inventory loss reserves. Costs incurred to ship or deliver merchandise to customers, as well as direct installation and organization services costs, are also included in cost of sales. Cost of sales from manufacturing operations includes costs associated with production, including materials, wages, other variable production costs, and other applicable manufacturing overhead.

Leases

We recognize a lease liability upon lease commencement, measured at the present value of the fixed future minimum lease payments over the lease term. We have elected the practical expedient to not separate lease and non-lease components. Therefore, lease payments included in the measurement of the lease liability include all fixed payments in the lease arrangement. We record a right-of-use asset for an amount equal to the lease liability, increased for any prepaid lease costs and initial direct costs and reduced by any lease incentives. We remeasure the lease liability and right-of-use asset when a change to our future minimum lease payments occurs. Lease expense on operating leases is recorded on a straight-line basis over the term of the lease and is recorded in selling, general and administrative expenses ("SG&A").

Advertising

All advertising costs of the Company are expensed when incurred, or upon the release of the initial advertisement, except for production costs related to direct mailings to customers, which are initially capitalized. Production costs related to direct mailings consist primarily of printing and postage and are expensed upon initial mailing to the customer. Advertising costs are recorded in SG&A. Pre-opening advertising costs are recorded in pre-opening costs. Total advertising expense incurred for fiscal years 2023, 2022, 2021, was $27,647, $35,786, and $36,784, respectively.

Pre-opening costs

Non-capital expenditures associated with opening new stores and distribution centers and relocating stores, including marketing expenses, travel and relocation costs are expensed as incurred and are included in pre-opening costs in the consolidated statement of operations.

Income taxes

We account for income taxes utilizing ASC 740, *Income Taxes*. ASC 740 requires an asset and liability approach, which requires the recognition of deferred tax liabilities and assets for the expected future tax consequences of temporary differences between the carrying amounts and the tax basis of assets and liabilities. We recognize interest and penalties related to unrecognized tax benefits in income tax expense. There were no uncertain tax positions requiring an accrual as of March 30, 2024 and April 1, 2023. Valuation allowances are established against deferred tax assets when it is more-likely-than-not that the realization of those deferred tax assets will not occur. Valuation allowances are released as positive evidence of future taxable income sufficient to realize the underlying deferred tax assets becomes available.

Deferred tax assets and liabilities are measured using the enacted tax rates in effect in the years when those temporary differences are expected to reverse. The effect on deferred taxes from a change in the tax rate is recognized through continuing operations in the period that includes the enactment of the change. Changes in tax laws and rates could affect recorded deferred tax assets and liabilities in the future.

We operate in certain jurisdictions outside the United States. ASC 740-30 provides that the undistributed earnings of a foreign subsidiary be accounted for as a temporary difference under the presumption that all undistributed earnings will be distributed to the parent company as a dividend. Sufficient evidence of the intent to permanently reinvest the earnings in the jurisdiction where earned precludes a company from recording the temporary difference. For purposes of ASC 740-30, the Company does not consider the earnings subject to the transition tax and global intangible low-taxed income ("GILTI") under the Tax Cuts and Jobs Act (the "Tax Act") permanently reinvested. All other earnings are considered permanently reinvested. The Company has elected an accounting policy to recognize GILTI as a period cost when incurred.

Judgment is required in determining the provision for income and other taxes and related accruals, and deferred tax assets and liabilities. In the ordinary course of business, there are transactions and calculations where the ultimate tax outcome is uncertain. Additionally, the Company's various tax returns are subject to audit by various tax authorities. Although the Company believes that its estimates are reasonable, actual results could differ from these estimates.

Stock-based compensation

The Company accounts for stock-based compensation in accordance with ASC 718, *Compensation-Stock Compensation*, which requires the fair value of stock-based payments to be recognized in the consolidated financial statements as compensation expense over the requisite service period. For time-based awards, compensation expense is recognized on a straight-line basis, net of estimated forfeitures, over the requisite service period for awards that actually vest. For performance-based awards, compensation expense is estimated based on achievement of the performance condition and is recognized using the accelerated attribution method over the requisite service period for awards that actually vest. Stock-based compensation expense is recorded in the stock-based compensation line in the consolidated statements of operations. ASC 718 also provides guidance for determining whether certain financial instruments awarded in share-based payment transactions are liabilities. The guidance requires that instruments that include conditions other than service, performance or market conditions that affect their fair value, exercisability or vesting be classified as a liability and be remeasured at fair value at each fiscal period.

Restricted Stock Awards

The fair value of each restricted stock award is determined based on the closing price of the Company's common stock as reported on The New York Stock Exchange on the grant date.

Stock Options

The Board determines the exercise price of stock options based on the closing price of the Company's common stock as reported on The New York Stock Exchange on the grant date. The Company estimates the fair value of each stock option grant on the date of grant based upon the Black-Scholes option-pricing model. This model requires various significant judgmental assumptions in order to derive a final fair value determination for each type of award including:

- Expected Term—The expected term of the options represents the period of time between the grant date of the options and the date the options are either exercised or canceled, including an estimate of options still outstanding. For future grants, we would expect to utilize TCS historical data to calculate the expected term.

- Expected Volatility—The expected volatility incorporates historical and implied volatility of comparable public companies for a period approximating the expected term. For future grants, we would expect to utilize the TCS stock price volatility.

- Expected Dividend Yield—The expected dividend yield is based on the Company's expectation of not paying dividends on its common stock for the foreseeable future.

- Risk-Free Interest Rate—The risk-free interest rate is based on the U.S. Treasury yield curve in effect at the time of grant and with a maturity that approximates the expected term.

Accounts receivable

Accounts receivable consist primarily of trade receivables, receivables from The Container Store, Inc.'s credit card processors for sales transactions, and tenant improvement allowances from The Container Store, Inc.'s landlords in connection with new leases. An allowance for doubtful accounts is established on trade receivables, if necessary, for estimated losses resulting from the inability of customers to make required payments. Factors such as payment terms, historical loss experience, and economic conditions are generally considered in determining the allowance for doubtful accounts. Accounts receivable are presented net of allowances for doubtful accounts of $112 and $820 at March 30, 2024 and April 1, 2023, respectively.

Inventories

Inventories at retail stores and distribution centers are comprised of finished goods and are valued at the lower of cost or estimated net realizable value, with cost determined on a weighted-average cost method including associated in-bound freight costs. Manufacturing inventories are comprised of raw materials, work in process, and finished goods and are valued on a first-in, first out basis using full absorption accounting which includes material, labor, other variable costs, and other applicable manufacturing overhead. To determine if the value of inventory is recoverable at cost, we consider current and anticipated demand, customer preference and the merchandise age. The significant estimates used in inventory valuation are obsolescence (including excess and slow-moving inventory) and estimates of inventory shrinkage. We adjust our inventory for obsolescence based on historical trends, aging reports, specific identification and our estimates of future retail sales prices.

Reserves for shrinkage are estimated and recorded throughout the period as a percentage of cost of sales based on historical shrinkage results and current inventory levels. Actual shrinkage is recorded throughout the year based upon periodic cycle counts. Actual inventory shrinkage can vary from estimates due to factors including the mix of our inventory and execution against loss prevention initiatives in our stores and distribution center.

Property and equipment

Property and equipment are recorded at cost less accumulated depreciation. Significant additions and improvements are capitalized, and expenditures for maintenance and repairs are expensed. Gains and losses on the disposition of property and equipment are recognized in the period incurred.

Depreciation, including amortization of assets recorded under finance lease obligations, is provided using the straight-line method over the estimated useful lives of depreciable assets as follows:

Buildings	30 years		
Furniture, fixtures, and equipment	3	to	10 years
Computer software	2	to	5 years
Leasehold improvements	Shorter of useful life or lease term		
Finance leases	Shorter of useful life or lease term		

Costs of developing or obtaining software for internal use or developing the Company's website, such as external direct costs of materials or services and internal payroll costs directly related to the software development projects, are capitalized. For the fiscal years ended March 30, 2024, April 1, 2023, and April 2, 2022, the Company capitalized $13,115, $28,211, and $11,068, respectively, and amortized $11,007, $7,610 and $4,823, respectively, of costs in connection with the development of internally used software.

Long-lived assets

Long-lived assets, such as property and equipment, lease right-of-use assets, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Conditions that may indicate impairment include, but are not limited to, a significant adverse change in customer demand or business climate that could affect the value of an asset, a product recall or an adverse action or assessment by a regulator. If the sum of the estimated undiscounted future cash flows related to the asset is less than the carrying amount, we recognize a loss equal to the difference between the carrying amount and the fair value, usually determined by the estimated discounted cash flow analysis of the asset.

For our TCS segment (see Note 14), we generally evaluate long-lived tangible assets at a store level, or at the lowest level at which independent cash flows can be identified. We evaluate corporate assets or other long-lived assets that are not store-specific at the consolidated level. For our Elfa segment (see Note 14), we evaluate long-lived tangible assets at the segment level.

Since there is typically no active market for our long-lived tangible assets, we estimate fair values based on the expected future cash flows. We estimate future cash flows based on store-level historical results, current trends, and operating and cash flow projections. Our estimates are subject to uncertainty and may be affected by a number of factors outside our control, including general economic conditions, and the competitive environment. While we believe our estimates and judgments about future cash flows are reasonable, future impairment charges may be required if the expected cash flow estimates, as projected, do not occur or if events change requiring us to revise our estimates.

Foreign currency forward contracts

We account for foreign currency forward contracts in accordance with ASC 815, *Derivatives and Hedging*. In the TCS segment, we may utilize foreign currency forward contracts in Swedish krona to stabilize our retail gross margins and to protect our domestic operations from downward currency exposure by hedging purchases of inventory from our wholly owned subsidiary, Elfa. In the Elfa segment, we may utilize foreign currency forward contracts to hedge purchases of raw materials that are transacted in currencies other than Swedish krona, which is the functional currency of Elfa.

Generally, the Company's foreign currency forward contracts have terms from 1 to 12 months and require the Company to exchange currencies at agreed-upon rates at settlement. The Company does not hold or enter into financial instruments for trading or speculative purposes. The Company records all foreign currency forward contracts on its consolidated balance sheet at fair value. The Company records its foreign currency forward contracts on a gross basis. Forward contracts not designated as hedges are adjusted to fair value through income as SG&A. The Company accounts for its foreign currency hedge instruments as cash flow hedges, as defined. Changes in the fair value of the foreign currency hedge instruments that are considered to be effective, as defined, are recorded in other comprehensive income (loss) until the hedged item (inventory) is sold to the customer, at which time the deferred gain or loss is recognized through cost of sales. Any portion of a change in the foreign currency hedge instrument's fair value that is considered to be ineffective, as defined, or that the Company has elected to exclude from its measurement of effectiveness, is immediately recorded in earnings as cost of sales.

Self-insured liabilities

We are primarily self-insured for workers' compensation, employee health benefits and general liability claims. We record self-insurance liabilities based on claims filed, including the development of those claims, and an estimate of claims incurred but not yet reported. Factors affecting these estimates include future inflation rates, changes in severity, benefit level changes, medical costs and claim settlement patterns. Should a different amount of claims occur compared to what was estimated, or costs of the claims increase or decrease beyond what was anticipated, reserves may need to be adjusted accordingly. Self-insurance reserves for employee health benefits, workers' compensation and general liability claims are recorded in the accrued liabilities line item of the consolidated balance sheet and were collectively $2,359 and $2,450 as of March 30, 2024 and April 1, 2023, respectively.

Goodwill

We evaluate goodwill annually to determine whether it is impaired. Goodwill is also tested between annual impairment tests if an event occurs or circumstances change that would indicate that the fair value of a reporting unit is less than its carrying amount. Conditions that may indicate impairment include, but are not limited to, a significant adverse change in customer demand or business climate that could affect the value of an asset. If an impairment indicator exists, we test goodwill for recoverability.

When performing a quantitative test for impairment, we compare the fair value of the reporting unit to its carrying amount. If the fair value of the reporting unit exceeds the carrying amount of the net assets assigned to that unit, goodwill is considered not impaired and we are not required to perform further testing. If the carrying amount of the net assets assigned to the reporting unit exceeds the fair value of the reporting unit, then we would record an impairment loss equal to the difference.

We measure the fair value of the operating segment using a combination of the income approach and market approach to determine the fair value of the Company to be compared against the carrying value of net assets, both level 3 valuations (as defined in Note 13). The determination of fair value requires assumptions and estimates of many critical factors, including among others, our nature and our history, financial and economic conditions affecting us, our industry and the general economy, past results, our current operations and future prospects, sales of similar businesses or capital stock of publicly held similar businesses, as well as prices, terms and conditions affecting past sales of similar businesses. Forecasts of future operations are based, in part, on operating results and management's expectations as to future market conditions. These types of analyses contain uncertainties because they require management to make assumptions and to apply judgments to estimate industry economic factors and the profitability of future business strategies. If actual results are not consistent with our estimates and assumptions, we may be exposed to future impairment losses that could be material. See Note 2 for more information on our goodwill activity and impairment assessments performed.

Trade names

We annually evaluate whether our trade names continue to have an indefinite life. Trade names are reviewed for impairment annually on the first day of the fourth fiscal quarter and may be reviewed more frequently if indicators of impairment are present. Conditions that may indicate impairment include, but are not limited to, a significant adverse change in customer demand or business climate that could affect the value of an asset, a product recall or an adverse action or assessment by a regulator.

When performing a quantitative test, the impairment review is performed by comparing the carrying amount to the estimated fair value, determined using a discounted cash flow methodology, a level 3 valuation (as defined in Note 13). If the recorded carrying amount of the trade name exceeds its estimated fair value, an impairment charge is recorded to write the trade name down to its estimated fair value. Factors used in the valuation of intangible assets with indefinite lives include, but are not limited to, future revenue growth assumptions, estimated market royalty rates that could be derived from the licensing of our trade names to third parties, and a rate used to discount the estimated royalty cash flow projections.

The valuation of trade names requires assumptions and estimates of many critical factors, which are consistent with the factors discussed under "Goodwill" above. Forecasts of future operations are based, in part, on operating results and management's expectations as to future market conditions. These types of analyses contain uncertainties because they require management to make assumptions and to apply judgments to estimate industry economic factors and the profitability of future business strategies. If actual results are not consistent with our estimates and assumptions, we may be exposed to future impairment losses that could be material. See Note 2 for more information on our trade names activity and impairment assessments performed.

Foreign currency

The Company operates foreign subsidiaries in the following countries: Sweden, Norway, Finland, Denmark, Germany and Poland. The functional currency of the Company's foreign operations is the applicable country's currency. All assets and liabilities of foreign subsidiaries and affiliates are translated at year-end rates of exchange. Revenues and expenses of foreign subsidiaries and affiliates are translated at average rates of exchange for the year. Unrealized gains and losses on translation are reported as cumulative translation adjustments through other comprehensive income (loss).

The functional currency for the Company's wholly owned subsidiary, Elfa, is the Swedish krona. During fiscal 2023, the rate of exchange from U.S. dollar to Swedish krona increased from 10.3 to 10.7. The carrying amounts of assets related to Elfa and subject to currency fluctuation were $99,171 and $110,215 as of March 30, 2024 and April 1, 2023, respectively. Foreign currency realized gains of $118, realized losses of $23, and realized gains of $14, are included in SG&A in the consolidated statements of operations in fiscal 2023, fiscal 2022, and fiscal 2021, respectively.

Recent accounting pronouncements

In November 2023, the Financial Accounting Standards Board (FASB) issued ASU 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures, which is intended to improve the disclosures about a public entity's reportable segments and address requests from investors for additional, more detailed information about a reportable segment's expenses. The amendments in this update are effective for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024. Early adoption is permitted. A public entity should apply the amendments in this update retrospectively to all prior periods presented in the financial statements. We do not anticipate that the adoption of this update will result in a material impact to our financial position, results of operations or cash flows.

In December 2023, the FASB issued ASU 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures, which is intended to address investor requests for more transparency about income tax information through improvements to income tax disclosures primarily related to the rate reconciliation and income taxes paid information, as well certain other amendments to improve the effectiveness of income tax disclosures. This ASU is effective for fiscal years beginning after December 15, 2024, for all public business entities. Early adoption is permitted for annual financial statements that have not yet been issued or made available for issuance. The amendments in this update should be applied on a prospective basis, however, retrospective application is permitted. We do not anticipate that the adoption of this update will result in a material impact to our financial position, results of operations or cash flows.

2. Goodwill and trade names

The estimated goodwill and trade name fair values are computed using estimates as of the measurement date, which is defined as the first day of the fiscal fourth quarter or as of an interim assessment date. The Company makes estimates and assumptions about sales, gross margins, selling, general and administrative percentages and profit margins, based on budgets and forecasts, business plans, economic projections, anticipated future cash flows, and marketplace data. Assumptions are also made for varying perpetual growth rates for periods beyond the long-term business plan period and our estimated weighted average cost of capital. There are inherent uncertainties related to these factors and management's judgment in applying these factors. Another estimate using different, but still reasonable, assumptions could produce different results. As there are numerous assumptions and estimations utilized to derive the estimated enterprise fair value of each reporting unit, it is possible that actual results may differ from estimated results requiring future impairment charges.

We conducted an annual impairment test of our goodwill balances on January 1, 2023 in accordance with the Financial Accounting Standard Board Accounting Standards Codification (ASC) Topic 350, *Intangibles – Goodwill and other* ("ASC 350") and an interim assessment as of April 1, 2023 due to identified indicators during the fourth quarter of fiscal 2022. In connection with our annual and interim assessments, we determined there was an impairment of goodwill in the TCS segment and recorded non-cash goodwill impairment charges of $99,726 and $97,986, as of January 1, 2023 and April 1, 2023, respectively. The charges were primarily the result of continued macroeconomic impacts on our business which led to a decline in customer demand.

Due to certain indicators identified during the second quarter of fiscal 2023, we completed an interim assessment of our goodwill balance as of September 30, 2023 in accordance with ASC 350, to identify if the fair value of the reporting unit's goodwill was less than its carrying value. In connection with our interim assessment, we determined there was an impairment of goodwill in the TCS reporting unit and recorded a non-cash goodwill impairment charge of $23,447. The charges were primarily the result of continued macroeconomic impacts on our business which led to a decline in customer demand.

We conducted an interim quantitative assessment of our trade names balance as of September 30, 2023 due to identified indicators during the second quarter of fiscal 2023 which did not result in an impairment, and a qualitative assessment as of December 30, 2023, which did not result in indicators of impairment. We conducted an annual impairment test of our trade names balance on January 1, 2024 in accordance with ASC 350 and an interim assessment as of March 30, 2024 due to identified indicators during the fourth quarter of fiscal 2023. In connection with our annual and interim assessments, we determined there was an impairment of the TCS trade name of $63,753 and an impairment of our Elfa trade name of $10,079. Future impairment charges could be required if we do not achieve our current net sales and profitability projections.

The Company recorded no impairments during fiscal 2021 as a result of the goodwill and trade names impairment tests performed.

The changes in the carrying amounts of goodwill and trade names were as follows in fiscal 2023 and fiscal 2022:

	Goodwill	Trade names
Balance at April 2, 2022		
Gross balance	428,811	256,472
Accumulated impairment charges	(207,652)	(31,534)
Total, net	$ 221,159	$ 224,938
Foreign currency translation adjustments	—	(3,660)
Balance at April 1, 2023		
Gross balance	428,811	252,812
Fiscal 2022 impairment charges	(197,712)	—
Accumulated impairment charges	(207,652)	(31,534)
Total, net	$ 23,447	$ 221,278
Foreign currency translation adjustments	—	(997)
Balance at March 30, 2024		
Gross balance	428,811	251,815
Fiscal 2023 impairment charges	(23,447)	(73,832)
Accumulated impairment charges	(405,364)	(31,534)
Total, net	$ —	$ 146,449

3. Detail of certain balance sheet accounts

		March 30, 2024		April 1, 2023
Accounts receivable, net:				
Trade receivables, net	$	13,943	$	18,269
Credit card receivables		4,859		6,165
Other receivables		3,208		1,436
	$	22,010	$	25,870
Inventory:				
Finished goods	$	150,493	$	160,108
Raw materials		6,869		9,289
Work in progress		1,072		1,240
	$	158,434	$	170,637
Property and equipment, net:				
Land and buildings	$	15,756	$	15,693
Furniture and fixtures		87,365		84,359
Machinery and equipment		114,684		110,908
Computer software and equipment		180,332		163,943
Leasehold improvements		182,515		171,522
Construction in progress		10,111		10,363
Other		1,200		646
		591,963		557,434
Less accumulated depreciation and amortization		(436,561)		(398,732)
	$	155,402	$	158,702
Accrued liabilities:				
Accrued payroll, benefits and bonuses	$	20,590	$	24,224
Unearned revenue		14,385		15,700
Accrued transaction and property tax		12,272		14,072
Gift cards and store credits outstanding		13,365		13,002
Accrued sales returns		1,974		3,366
Accrued interest		215		189
Other accrued liabilities		7,275		4,120
	$	70,076	$	74,673

Contract balances as a result of transactions with customers primarily consist of trade receivables included in Accounts receivable, net, unearned revenue included in Accrued liabilities, and gift cards and store credits outstanding included in Accrued liabilities in the Company's consolidated balance sheets. Unearned revenue was $15,700 as of April 1, 2023, and $14,872 was subsequently recognized into revenue in fiscal 2023. Gift cards and store credits outstanding was $13,002 as of April 1, 2023, and $3,759 was subsequently recognized into revenue in fiscal 2023. See Note 14 for disaggregated revenue disclosures.

4. Long-term debt and revolving lines of credit

Long-term debt and revolving lines of credit consist of the following:

	March 30, 2024	April 1, 2023
Senior secured term loan facility	$ 163,500	$ 165,500
2019 Elfa revolving facilities	—	2,423
Obligations under finance leases	634	136
Revolving credit facility	16,000	5,000
Total debt	180,134	173,059
Less current portion	(2,166)	(4,486)
Less deferred financing costs (1)	(3,357)	(5,188)
Total long-term debt	$ 174,611	$ 163,385

_____

(1) Represents deferred financing costs related to our Senior Secured Term Loan Facility, which are presented net of long-term debt in the consolidated balance sheet.

Scheduled total revolving lines of credit and debt maturities for the fiscal years subsequent to March 30, 2024, are as follows:

Within 1 year	$ 2,196
2 years	177,674
3 years	135
4 years	129
5 years	—
Thereafter	—
	$ 180,134

Senior Secured Term Loan Facility

On April 6, 2012, the Company, The Container Store, Inc. and certain of our domestic subsidiaries entered into a credit agreement with JPMorgan Chase Bank, N.A., as Administrative Agent and Collateral Agent, and the lenders party thereto (as amended to date, the "Senior Secured Term Loan Facility"). On June 14, 2023, the Company entered into Amendment No. 8 (the "Eighth Amendment"). Pursuant to the terms of the Eighth Amendment, the parties agreed to replace the LIBOR-based interest rate applicable to loans under the Senior Secured Term Loan Facility with a SOFR-based interest rate, subject to adjustment as specified in the Eighth Amendment. The Company is required to make quarterly amortization payments of $500 on the term loan facility, with the remaining balance due on January 31, 2026. Prior to the date of delivery of a compliance certificate for the fiscal year ended March 30, 2024, the applicable interest rate margin for SOFR loans was 4.75%, subject to a floor of 1.00%, and 3.75% for base rate loans and, thereafter, may step up to 5.00% for SOFR Loans and 4.00% for base rate loans unless the consolidated leverage ratio achieved is less than or equal to 2.75 to 1.00. As of March 30, 2024, the aggregate principal amount in outstanding borrowings under the Senior Secured Term Loan Facility was $160,142 net of deferred financing costs, and the consolidated leverage ratio was approximately 3.3x. The loans under the Senior Secured Term Loan Facility mature on January 31, 2026.

The Company capitalizes certain costs associated with issuance of various debt instruments. These deferred financing costs are amortized to interest expense on a straight-line method, which is materially consistent with the effective interest method, over the terms of the related debt agreements. In fiscal 2020, the Company capitalized $5,579 of fees associated with the Seventh Amendment, which will be amortized through January 31, 2026.

The Senior Secured Term Loan Facility is secured by (a) a first priority security interest in substantially all of our assets (other than the collateral that secures the Revolving Credit Facility described below on a first-priority basis and excluding stock in foreign subsidiaries in excess of 65%, assets of non-guarantors and subject to certain other exceptions) and (b) a second priority security interest in the assets securing the Revolving Credit Facility described below on a first-priority basis. Obligations under the Senior Secured Term Loan Facility are guaranteed by the Company and certain of The Container Store, Inc.'s U.S. subsidiaries.

The Senior Secured Term Loan Facility contains a number of covenants that, among other things, restrict our ability, subject to specified exceptions, to incur additional debt; incur additional liens and contingent liabilities; sell or dispose of assets; merge with or acquire other companies; liquidate or dissolve ourselves, engage in lines of business that are not in a related line of business; make loans, advances or guarantees; engage in transactions with affiliates; and make investments. In addition, the Senior Secured Term Loan Facility contains certain cross-default provisions and requires certain mandatory prepayments of the loans thereunder upon the occurrence of specific events, including an Excess Cash Flow (as such term is defined in the Senior Secured Term Loan Facility) requirement. As of March 30, 2024, we were in compliance with all covenants under the Senior Secured Term Loan Facility and no Event of Default (as such term is defined in the Senior Secured Term Loan Facility) had occurred.

Revolving Credit Facility

On April 6, 2012, the Company, The Container Store, Inc. and certain of our domestic subsidiaries entered into an asset-based revolving credit agreement with the lenders party thereto, JPMorgan Chase Bank, N.A., as Administrative Agent and Collateral Agent, and Wells Fargo Bank, National Association, as Syndication Agent (as amended, the "Revolving Credit Facility"). On May 22, 2023, the Company entered into Amendment No. 6 (the "Sixth Amendment"), pursuant to which the LIBOR-based interest rate applicable to borrowings under the Revolving Credit Facility was replaced with SOFR-based interest rate, subject to adjustment as specified in the Sixth Amendment. The Revolving Credit Facility matures on the earlier of (a) November 25, 2025 and (b) October 31, 2025 if any portion of the Senior Secured Term Loan Facility remains outstanding on such date and the maturity date of the Senior Secured Term Loan Facility is not extended.

The aggregate principal amount of the facility is $100,000. Borrowings under the Revolving Credit Facility accrue interest at Adjusted Term SOFR +1.25%. In addition, the Revolving Credit Facility includes an uncommitted incremental revolving facility in the amount of $50,000, which is subject to receipt of lender commitments and satisfaction of specified conditions.

The Revolving Credit Facility provides that proceeds are to be used for working capital and other general corporate purposes, and allows for swing line advances of up to $15,000 and the issuance of letters of credit of up to $40,000.

The availability of credit at any given time under the Revolving Credit Facility is limited by reference to a borrowing base formula based upon numerous factors, including the value of eligible inventory, eligible accounts receivable, and reserves established by the administrative agent. As a result of the borrowing base formula, the actual borrowing availability under the Revolving Credit Facility could be less than the stated amount of the Revolving Credit Facility (as reduced by the actual borrowings and outstanding letters of credit under the Revolving Credit Facility).

The Revolving Credit Facility is secured by (a) a first-priority security interest in substantially all of our personal property, consisting of inventory, accounts receivable, cash, deposit accounts, and other general intangibles, and (b) a second-priority security interest in the collateral that secures the Senior Secured Term Loan Facility on a first-priority basis, as described above (excluding stock in foreign subsidiaries in excess of 65%, and assets of non-guarantor subsidiaries and subject to certain other exceptions). Obligations under the Revolving Credit Facility are guaranteed by the Company and certain of The Container Store, Inc.'s U.S. subsidiaries.

The Revolving Credit Facility contains a number of covenants that, among other things, restrict our ability, subject to specified exceptions, to incur additional debt; incur additional liens and contingent liabilities; sell or dispose of assets; merge with or acquire other companies; liquidate or dissolve ourselves, engage in businesses that are not in a related line of business; make loans, advances or guarantees; engage in transactions with affiliates; and make investments. In addition, the financing agreements contain certain cross-default provisions. We are required to maintain a consolidated fixed-charge coverage ratio of 1.0 to 1.0 if excess availability is less than $10,000 at any time. As of March 30, 2024, we were in compliance with all covenants under the Revolving Credit Facility and no Event of Default (as such term is defined in the Revolving Credit Facility) had occurred.

Under the Revolving Credit Facility, provided no event of default has occurred and is continuing, The Container Store, Inc. is permitted to pay dividends to the Company, if after giving effect to such payments, on a pro forma basis, (i) availability under the Revolving Credit Facility exceeds $15,000 or (ii) availability under the Revolving Credit Facility exceeds $12,500 and the Consolidated Fixed Charge Coverage Ratio (as defined in the Revolving Credit Facility) is not less than 1.10 to 1.0, and pursuant to certain other limited exceptions.

There was $80,980 available under the Revolving Credit Facility as of March 30, 2024, based on the factors described above. Maximum borrowings, including letters of credit issued under the Revolving Credit Facility during the period ended March 30, 2024, were $34,020. The Container Store, Inc. had $16,000 of borrowings outstanding under the Revolving Credit Facility as of March 30, 2024.

2019 Elfa Senior Secured Credit Facilities

On March 18, 2019, Elfa refinanced its master credit agreement with Nordea Bank AB entered into on April 1, 2014 and the senior secured credit facilities thereunder, and entered into a new master credit agreement with Nordea Bank Abp, filial i Sverige ("Nordea Bank"), which consists of (i) an SEK 110.0 million (approximately $10,296 as of March 30, 2024) revolving credit facility (the "2019 Original Revolving Facility"), (ii) upon Elfa's request, an additional SEK 115.0 million (approximately $10,764 as of March 30, 2024) revolving credit facility (the "2019 Additional Revolving Facility" and together with the 2019 Original Revolving Facility, the "2019 Elfa Revolving Facilities"), and (iii) an uncommitted term loan facility in the amount of SEK 25.0 million (approximately $2,340 as of March 30, 2024), which is subject to receipt of Nordea Bank's commitment and satisfaction of specified conditions (the "Incremental Term Facility", together with the 2019 Elfa Revolving Facilities, the "2019 Elfa Senior Secured Credit Facilities"). The term for the 2019 Elfa Senior Secured Credit Facilities began on April 1, 2019 and, pursuant to an amendment entered into in April 2023, matures on March 31, 2025. Loans borrowed under the 2019 Elfa Revolving Facilities bear interest at Nordea Bank's base rate +1.40%. Any loan borrowed under the Incremental Term Facility would bear interest at Stibor +1.70%.

The 2019 Elfa Senior Secured Credit Facilities are secured by the majority of assets of Elfa. The 2019 Elfa Senior Secured Credit Facilities contains a number of covenants that, among other things, restrict Elfa's ability, subject to specified exceptions, to incur additional liens, sell or dispose of assets, merge with other companies, engage in businesses that are not in a related line of business and make guarantees. In addition, Elfa is required to maintain (i) a Group Equity Ratio (as defined in the 2019 Elfa Senior Secured Credit Facilities) of not less than 32.5% and (ii) a consolidated ratio of net debt to EBITDA (as defined in the 2019 Elfa Senior Secured Credit Facilities) of less than 3.20. As of March 30, 2024, Elfa was in compliance with all covenants under the 2019 Elfa Senior Secured Credit Facilities and no Event of Default (as defined in the 2019 Elfa Senior Secured Credit Facilities) had occurred.

There was $10,296 available under the 2019 Elfa Senior Secured Credit Facilities as of March 30, 2024, based on the factors described above. There were no borrowings outstanding under the 2019 Elfa Senior Secured Credit Facilities as of March 30, 2024.

Deferred financing costs

The Company capitalizes certain costs associated with issuance of various debt instruments. These deferred financing costs are amortized to interest expense on a straight-line method, which is materially consistent with the effective interest method, over the terms of the related debt agreements. In fiscal 2020, the Company capitalized $5,579 of fees associated with the Seventh Amendment, which will be amortized through January 31, 2026.

Amortization expense of deferred financing costs was $1,884, $1,884, and $1,883, in fiscal 2023, fiscal 2022, and fiscal 2021, respectively. The following is a schedule of amortization expense of deferred financing costs:

	Senior Secured Term Loan Facility	Revolving Credit Facility	Total
Within 1 year	$ 1,751	$ 51	$ 1,802
2 years	1,606	47	1,653
3 years	—	—	—
4 years	—	—	—
5 years	—	—	—
Thereafter	—	—	—
	$ 3,357	$ 98	$ 3,455

5. Income taxes

Components of the provision for income taxes are as follows:

		Fiscal Year Ended				
		March 30, 2024		April 1, 2023		April 2, 2022
(Loss) income before income taxes:						
U.S.	$	(122,030)	$	(149,604)	$	98,389
Foreign		(3,376)		5,838		14,305
	$	(125,406)	$	(143,766)	$	112,694
Current						
Federal	$	1,459	$	10,942	$	18,510
State		313		3,758		6,194
Foreign		860		741		2,651
Total current provision		2,632		15,441		27,355
Deferred						
Federal		(17,779)		(490)		2,998
State		(5,365)		(228)		326
Foreign		(1,607)		367		297
Total deferred (benefit) provision		(24,751)		(351)		3,621
Total (benefit) provision for income taxes	$	(22,119)	$	15,090	$	30,976

Effective income tax rate reconciliation

Differences between the actual provision for income taxes and the amounts computed by applying the statutory federal tax rate to income before taxes are as follows:

		Fiscal Year Ended				
		March 30, 2024		April 1, 2023		April 2, 2022
(Benefit) provision computed at federal statutory rate	$	(26,335)	$	(30,191)	$	23,666
Permanent differences		7,960		42,283		1,460
Change in valuation allowance		(46)		422		80
State income taxes, net of federal benefit		(3,991)		2,810		5,189
Effect of foreign income taxes		(5)		(31)		(75)
Other, net		298		(203)		656
	$	(22,119)	$	15,090	$	30,976

Deferred taxes

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Components of deferred tax assets and liabilities as of March 30, 2024 and April 1, 2023, are as follows:

	March 30, 2024	April 1, 2023
Deferred tax assets:		
Inventory	$ 2,602	$ 2,422
Loss and credit carryforwards	5,938	5,619
Stock-based compensation	797	4,129
Accrued liabilities	7,209	4,346
Operating lease liabilities	112,644	96,232
Capital assets	54	73
Other	742	31
	129,986	112,852
Valuation allowance	(5,301)	(5,402)
Total deferred tax assets	124,685	107,450
Deferred tax liabilities:		
Intangibles	(38,249)	(56,990)
Operating lease assets	(105,005)	(88,325)
Capital assets	(5,223)	(10,905)
Total deferred tax liabilities	(148,477)	(156,220)
Net deferred tax liabilities	$ (23,792)	$ (48,770)

The Company has recorded deferred tax assets and liabilities based upon estimates of their realizable value with such estimates based upon likely future tax consequences. In assessing the need for a valuation allowance, the Company considers both positive and negative evidence related to the likelihood of realization of the deferred tax assets. If, based on the weight of available evidence, it is more-likely-than-not that a deferred tax asset will not be realized, the Company records a valuation allowance.

Foreign and domestic tax credits, net of valuation allowances, totaled approximately $298 at March 30, 2024 and approximately $472 at April 1, 2023. The various credits available at March 30, 2024 expire in the 2026 tax year.

The Company had deferred tax assets for foreign and state net operating loss carryovers of $2,468 at March 30, 2024, and approximately $1,975 at April 1, 2023. Valuation allowances of $1,909 and $1,975 were recorded against the net operating loss deferred tax assets at March 30, 2024 and April 1, 2023, respectively.

The Company files income tax returns in the U.S. federal jurisdiction, various states and foreign jurisdictions. The Company is currently subject to U.S. federal income tax examinations for the year ended March 30, 2019 and forward. With respect to state and local jurisdictions and countries outside of the United States, the Company and subsidiaries are typically subject to examination for three to six years after the income tax returns have been filed.

We operate in certain jurisdictions outside the United States. ASC 740-30 provides that the undistributed earnings of a foreign subsidiary be accounted for as a temporary difference under the presumption that all undistributed earnings will be distributed to the parent company as a dividend. Sufficient evidence of the intent to permanently reinvest the earnings in the jurisdiction where earned precludes a company from recording the temporary difference. For purposes of ASC 740-30, the Company does not consider the earnings subject to the transition tax and GILTI under the Tax Act permanently reinvested. All other earnings are considered permanently reinvested. The Company has elected an accounting policy to recognize GILTI as a period cost when incurred.

6. Employee benefit plans

401(k) Plan

Prior to January 1, 2020, employees of the Company had to complete 11 months of service to participate in the Company's 401(k) Plan. Effective January 1, 2020, all domestic employees of the Company are eligible to participate in the Company's 401(k) Plan immediately upon date of hire. Participants may contribute up to 80% of annual compensation, limited to twenty thousand five hundred annually (twenty-eight thousand for participants aged 50 years and over). Effective March 30, 2024, the Company canceled 401(k) matching contributions up to 4% for the foreseeable future. The amount charged to expense for the Company's matching contribution was $3,876, $4,062 and $2,083, for fiscal 2023, fiscal 2022, and fiscal 2021, respectively.

Non-qualified retirement plan

The Company has a non-qualified retirement plan whereby certain employees can elect to defer a portion of their compensation into retirement savings accounts. Under the plan, there is no requirement that the Company match contributions, although the Company may contribute matching payments at its sole discretion. No matching contributions were made to the plan during any of the periods presented. The Company has established a rabbi trust that serves as an investment to the corresponding non-qualified plan liability. The assets of the rabbi trust are general assets of the Company and primarily consist of mutual funds.

The total fair value of the plan asset recorded in other current assets was $4,125 and $3,743 as of March 30, 2024 and April 1, 2023, respectively. The total carrying value of the plan liability recorded in accrued liabilities was $4,127 and $3,754 as of March 30, 2024 and April 1, 2023, respectively.

Pension plan

The Company provides pension benefits to the employees of Elfa under collectively bargained pension plans in Sweden, which are recorded in other long-term liabilities. The defined benefit plan provides benefits for participating employees based on years of service and final salary levels at retirement. The defined benefit plans are unfunded and the plan was frozen in fiscal 2021. As such, a curtailment gain of $669 was recorded in the Consolidated statement of income during fiscal 2021. Certain employees also participate in defined contribution plans for which Company contributions are determined as a percentage of participant compensation.

The following is a reconciliation of the changes in the defined benefit obligations, a statement of funded status, and the related weighted-average assumptions:

	March 30, 2024	April 1, 2023
Change in benefit obligation:		
Projected benefit obligation, beginning of year	$ 3,402	$ 4,553
Service cost	—	—
Interest cost	136	94
Benefits paid	(181)	(169)
Actuarial loss (gain)	154	(634)
Exchange rate gains	(109)	(442)
Projected benefit obligation, end of year	3,402	3,402
Fair value of plan assets, end of year	—	—
Underfunded status, end of year	$ (3,402)	$ (3,402)
Discount rate	3.7 %	4.2 %
Rate of pay increases	— %	— %

The following table provides the components of net periodic benefit cost for fiscal years 2023, 2022, and 2021:

	Fiscal Year Ended					
	March 30, 2024		April 1, 2023		April 2, 2022	
Components of net periodic benefit cost:						
Defined benefit plans:						
Service cost	$	—	$	—	$	19
Interest cost		136		94		101
Curtailment gain		—		—		(669)
Amortization of unrecognized net loss		75		86		118
Net periodic benefit cost for defined benefit plan		211		180		(431)
Defined contribution plans		1,812		1,803		1,824
Total net periodic benefit cost	$	2,023	$	1,983	$	1,393

7. Stock-based compensation

On October 16, 2013, the Board approved the 2013 Incentive Award Plan (as subsequently amended and restated, the "2013 Equity Plan"). The 2013 Equity Plan provided for grants of nonqualified stock options, incentive stock options, restricted stock, restricted stock units, deferred stock awards, deferred stock units, stock appreciation rights, dividends equivalents, performance awards, and stock payments.

On September 12, 2017, the Company's shareholders approved The Container Store Group Inc. Amended and Restated 2013 Incentive Award Plan (the "Amended and Restated 2013 Plan"). The Amended and Restated 2013 Plan (i) increased the number of shares of common stock available for issuance under such plan from 3,616,570 shares to 11,116,570 shares; (ii) was intended to allow awards under the Amended and Restated 2013 Plan to continue to qualify as tax-deductible performance-based compensation under Section 162(m) of the Internal Revenue Code of 1986, as amended, subject to anticipated changes resulting from the Tax Act as described below; and (iii) made certain minor technical changes to the terms of the Amended and Restated 2013 Plan.

On August 30, 2023, the Company's shareholders approved The Container Store Group, Inc. 2023 Incentive Award Plan (the "2023 Plan") which replaced the 2013 Equity Plan. Following approval of the 2023 Plan, no further awards were granted under the 2013 Equity Plan. However, the terms and conditions of the Amended and Restated 2013 Plan will continue to govern any outstanding awards granted thereunder.

The 2023 Plan provides for the grant of stock options, including incentive stock options and nonqualified stock options, stock appreciation rights, restricted stock awards, restricted stock units, performance bonus awards, performance stock units, other stock or cash-based awards, and dividend equivalents to eligible individuals.

As of March 30, 2024, there are 4,478,151 shares authorized and 4,311,563 shares available for grant under the 2023 Plan. Awards that are surrendered or terminated without issuance of shares are available for future grants.

Restricted Stock Awards

The Company periodically grants time-based and performance-based restricted stock awards under the Company's Amended and Restated Plan to certain Directors and employees. The following table summarizes the Company's restricted stock award grants during fiscal 2023, fiscal 2022, and fiscal 2021.

Grant Date	Total Number of Awards Granted	Grant Date Fair Value	Number of Time-Based Awards Granted	Time-Based Vesting Period		Number of Performance-Based Awards Granted		Performance-Based Vesting Period		Number of Performance-Based Awards that Met Performance Condition
June 1, 2021	335,719	$ 13.22	98,343	3	years	237,376	(1)	3	years	237,376
September 1, 2021	90,040	$ 11.55	90,040	1	year	—		N/A		N/A
March 29, 2022	6,408	$ 8.67	6,408	1	year	—		N/A		N/A
June 1, 2022	994,681	$ 7.56	234,062	3	years	760,619	(2)	3	years	0
August 31, 2022	153,392	$ 6.78	153,392	1	year	—		N/A		N/A
June 1, 2023	1,586,596	$ 2.48	394,729	3	years	1,191,867	(3)	3	years	0
August 30, 2023	146,340	$ 2.34	146,340	1	year	—		N/A		N/A
March 26, 2024	20,848	$ 1.08	20,848	1	year	—		N/A		N/A

(1) These performance-based restricted stock awards vest based on achievement of fiscal 2021 performance targets and are also subject to time-based vesting requirements.

(2) These performance-based restricted stock awards vest based on achievement of fiscal 2022 performance targets and are also subject to time-based vesting requirements.

(3) These performance-based restricted stock awards vest based on achievement of fiscal 2023 performance targets and are also subject to time-based vesting requirements.

Stock-based compensation cost related to restricted stock awards was $1,870, $3,382 and $4,262 for fiscal 2023, fiscal 2022, and fiscal 2021, respectively. Unrecognized compensation expense related to outstanding restricted stock awards to employees as of March 30, 2024 is expected to be $1,420 (net of estimated forfeitures) to be recognized on a straight-line basis over a weighted average period of 1.1 years.

The following table summarizes the Company's restricted stock awards activity during fiscal 2022 and fiscal 2023:

	Restricted Stock Awards	Weighted Average Grant Date Fair Value
Nonvested at April 2, 2022	**990,773**	$ 7.89
Granted	1,148,073	7.45
Vested	(412,988)	7.84
Forfeited	(877,301)	7.50
Withheld related to net settlement	(86,482)	6.22
Nonvested at April 1, 2023	**762,075**	$ 7.87
Granted	1,753,777	2.17
Vested	(426,249)	7.23
Forfeited	(1,351,489)	2.45
Withheld related to net settlement	(57,984)	6.41
Nonvested at March 30, 2024	**680,130**	$ 4.39

Stock Options

The Company periodically grants nonqualified stock options under the Amended and Restated Plan to non-employee directors of the Company. The stock option grants generally vest in equal annual installments over 3 years. The stock option grants are approved by the Board and consist of nonqualified stock options as defined by the IRS for corporate and individual tax reporting purposes. There were no stock option grants in fiscal 2023, fiscal 2022 or fiscal 2021.

In connection with our stock-based compensation plans, the Board considers the estimated fair value of the Company's stock when setting the stock option exercise price as of the date of each grant. The Board determines the exercise price of stock options based on the closing price of the Company's common stock as reported on The New York Stock Exchange on the grant date. Stock-based compensation cost is measured at the grant date fair value and is recognized as an expense in the consolidated statements of operations, on a straight-line basis, over the employee's requisite service period (generally the vesting period of the equity grant). The Company estimates forfeitures for option grants that are not expected to vest. The Company issues new shares of common stock upon stock option exercise.

Stock-based compensation cost related to stock options was $0 for each of fiscal 2023, fiscal 2022, and fiscal 2021. As of March 30, 2024, there was zero remaining unrecognized compensation cost (net of estimated forfeitures). The intrinsic value of shares exercised was $0, $155, and $415 during fiscal 2023, fiscal 2022, and fiscal 2021, respectively. The fair value of shares vested was $0 for each of fiscal 2023, fiscal 2022, and fiscal 2021.

The following table summarizes the Company's stock option activity during fiscal 2023, fiscal 2022, and fiscal 2021:

		Fiscal Year										
	2023				2022				2021			
	Shares	Weighted-average exercise price (per share)	Weighted-average contractual term remaining (years)	Aggregate intrinsic value (thousands)	Shares	Weighted-average exercise price (per share)	Weighted-average contractual term remaining (years)	Aggregate intrinsic value (thousands)	Shares	Weighted-average exercise price (per share)	Weighted-average contractual term remaining (years)	Aggregate intrinsic value (thousands)
Beginning balance	1,713,070	$ 15.74			1,966,465	$ 15.49			2,259,041	$ 15.07		
Granted	—	$ —			—	$ —			—	$ —		
Exercised	—	$ —			(73,594)	$ 4.62			(125,777)	$ 4.50		
Forfeited	—	$ —			—	$ —			—	$ —		
Expired	(1,330,988)	$ 18.00			(179,801)	$ 17.53			(166,799)	$ 18.09		
Ending balance	382,082	$ 7.86	2.51	$ —	1,713,070	$ 15.74	1.24	$ —	1,966,465	$ 15.49	2.21	$1,287,521
Vested and exercisable at end of year	382,082	$ 7.86	2.51	$ —	1,713,070	$ 15.74	1.24	$ —	1,966,465	$ 15.49	2.21	$1,287,521

8. Shareholders' equity

Common stock

As of March 30, 2024, the Company had 250,000,000 shares of common stock authorized, with a par value of $0.01, of which 49,607,811 were issued.

The holders of common stock are entitled to one vote per common share. The holders have no preemptive or other subscription rights and there are no redemptions or sinking fund provisions with respect to such shares. Common stock is subordinate to any preferred stock outstanding with respect to rights upon liquidation and dissolution of the Company.

Preferred stock

As of March 30, 2024, the Company had 5,000,000 shares of preferred stock authorized, with a par value of $0.01, of which no shares were issued or outstanding.

Share repurchase program

On August 1, 2022, the Board of Directors of the Company approved a share repurchase program with authorization to purchase up to $30,000 of the Company's common stock. Repurchases under the program may be made in the open market, in privately negotiated transactions or otherwise, with the amount and timing of repurchases to be determined at the Company's discretion, depending on market conditions and corporate needs. Open market repurchases will be structured to occur in accordance with applicable federal securities laws, including within the pricing and volume requirements of Rule 10b-18 under the Securities Exchange Act of 1934, as amended. The Company may also, from time to time, enter into Rule 10b5-1 plans to facilitate repurchases of its shares under this authorization. This program does not obligate the Company to acquire any particular amount of common stock and may be modified, suspended or terminated at any time at the discretion of its board of directors. The Company expects to fund repurchases with existing cash on hand.

As of March 30, 2024, $25,000 remains available to repurchase common stock under the share repurchase program.

9. Accumulated other comprehensive loss

Accumulated other comprehensive loss ("AOCL") consists of changes in our foreign currency hedge contracts, pension liability adjustment, and foreign currency translation. The components of AOCL, net of tax, were as follows for fiscal 2021, 2022 and 2023:

	Foreign currency hedge instruments	Pension liability adjustment	Foreign currency translation	Total
Balance at April 03, 2021	$ 3,174	$ (2,415)	$ (19,762)	$ (19,003)
Other comprehensive (loss) income before reclassifications, net of tax	(777)	414	(5,824)	(6,187)
Amounts reclassified to earnings, net of tax	(2,346)	92	—	(2,254)
Net current period other comprehensive (loss) income	(3,123)	506	(5,824)	(8,441)
Balance at April 2, 2022	$ 51	$ (1,909)	$ (25,586)	$ (27,444)
Other comprehensive (loss) income before reclassifications, net of tax	(51)	792	(5,806)	(5,065)
Amounts reclassified to earnings, net of tax	—	—	—	—
Net current period other comprehensive (loss) income	(51)	792	(5,806)	(5,065)
Balance at April 1, 2023	$ —	$ (1,117)	$ (31,392)	$ (32,509)
Other comprehensive (loss) income before reclassifications, net of tax	—	(26)	(908)	(934)
Amounts reclassified to earnings, net of tax	—	—	—	—
Net current period other comprehensive (loss) income	—	(26)	(908)	(934)
Balance at March 30, 2024	$ —	$ (1,143)	$ (32,300)	$ (33,443)

The unrecognized net actuarial loss included in accumulated other comprehensive income as of March 30, 2024 and April 1, 2023 was $1,143 and $1,117, respectively. Amounts reclassified from AOCL to earnings for the pension liability adjustment category are generally included in cost of sales and selling, general and administrative expenses in the Company's consolidated statements of operations. For a description of the Company's employee benefit plans, refer to Note 6. Amounts reclassified from AOCL to earnings for the foreign currency hedge instruments category are generally included in cost of sales in the Company's consolidated statements of operations. For a description of the Company's use of foreign currency forward contracts, refer to Note 10.

10. Foreign currency forward contracts

The Company's international operations and purchases of its significant product lines from foreign suppliers are subject to certain opportunities and risks, including foreign currency fluctuations. In the TCS segment, we utilize foreign currency forward contracts in Swedish krona to stabilize our retail gross margins and to protect our domestic operations from downward currency exposure by hedging purchases of inventory from our wholly owned subsidiary, Elfa. Forward contracts in the TCS segment are designated as cash flow hedges, as defined by ASC 815. In the Elfa segment, we utilize foreign currency forward contracts to hedge purchases, primarily of raw materials, that are transacted in currencies other than Swedish krona, which is the functional currency of Elfa. Forward contracts in the Elfa segment are economic hedges, and are not designated as cash flow hedges as defined by ASC 815.

In fiscal 2023, fiscal 2022, and fiscal 2021, the TCS segment used forward contracts for 0%, 1%, and 97% of inventory purchases in Swedish krona each year, respectively. Generally, the Company's foreign currency forward contracts have terms from 1 to 12 months and require the Company to exchange currencies at agreed-upon rates at settlement.

The counterparties to the contracts consist of a limited number of major domestic and international financial institutions. The Company does not hold or enter into financial instruments for trading or speculative purposes. The Company records its foreign currency forward contracts on a gross basis and generally does not require collateral from these counterparties because it does not expect any losses from credit exposure.

The Company records all foreign currency forward contracts on its consolidated balance sheet at fair value. The Company accounts for its foreign currency hedge instruments in the TCS segment as cash flow hedges, as defined. Changes in the fair value of the foreign currency hedge instruments that are considered to be effective, as defined, are recorded in other comprehensive income (loss) until the hedged item (inventory) is sold to the customer, at which time the deferred gain or loss is recognized through cost of sales. Any portion of a change in the foreign currency hedge instrument's fair value that is considered to be ineffective, as defined, or that the Company has elected to exclude from its measurement of effectiveness, is immediately recorded in earnings as cost of sales. The Company assessed the effectiveness of the foreign currency hedge instruments and determined the foreign currency hedge instruments were highly effective in the fiscal years in which they were utilized. Forward contracts not designated as hedges in the Elfa segment are adjusted to fair value as SG&A expenses on the consolidated statements of operations. During fiscal 2023, the Company did not recognize any amounts associated with the change in fair value of forward contracts not designated as hedge instruments.

The Company had zero net impact in AOCL related to foreign currency hedge instruments at March 30, 2024. There was zero net impact for unrealized gain/loss for settled foreign currency hedge instruments related to inventory on hand as of March 30, 2024.

The changes in fair value of the Company's foreign currency hedge instruments that qualify as cash flow hedges and are included in accumulated other comprehensive income (loss), net of taxes, are presented in Note 9 of these financial statements.

11. Leases

We conduct all of our U.S. operations from leased facilities that include our support center, distribution centers, manufacturing facilities, and 102 store locations. The support center, distribution centers, manufacturing facilities, and stores are leased under operating leases that generally expire over the next 1 to 15 years. We also lease computer hardware under operating leases that generally expire over the next few years. In most cases, management expects that in the normal course of business, leases will be renewed or replaced by other leases. The Company also has finance leases at our Elfa segment which are immaterial.

Lease expense on operating leases is recorded on a straight-line basis over the term of the lease, commencing on the date the Company takes possession of the leased property and is recorded in selling, general and administrative expenses ("SG&A").

We consider lease payments that cannot be predicted with reasonable certainty upon lease commencement to be variable lease payments, which are recorded as incurred each period and are excluded from our calculation of lease liabilities. Our variable lease payments include lease payments that are based on a percentage of sales.

Upon lease commencement, we recognize the lease liability measured at the present value of the fixed future minimum lease payments. We have elected the practical expedient to not separate lease and non-lease components. Therefore, lease payments included in the measurement of the lease liability include all fixed payments in the lease arrangement. We record a right-of-use asset for an amount equal to the lease liability, increased for any prepaid lease costs and initial direct costs and reduced by any lease incentives. We remeasure the lease liability and right-of-use asset when a change to our future minimum lease payments occurs. Key assumptions and judgments included in the determination of the lease liability include the discount rate applied to present value of the future lease payments and the exercise of renewal options.

Many of our leases contain renewal options. The option periods are generally not included in the lease term used to measure our lease liabilities and right-of-use assets upon commencement as exercise of the options is not reasonably certain. We remeasure the lease liability and right-of-use asset when we are reasonably certain to exercise a renewal option.

Discount Rate

Our leases do not provide information about the rate implicit in the lease. Therefore, we utilize an incremental borrowing rate to calculate the present value of our future lease obligations. The incremental borrowing rate represents the rate of interest we would have to pay on a collateralized borrowing, for an amount equal to the lease payments, over a similar term and in a similar economic environment.

The components of lease costs for the fiscal year ended March 30, 2024 and April 1, 2023 were as follows:

| | Fiscal Year Ended | |
	March 30, 2024	April 1, 2023
Operating lease costs	$ 94,974	$ 91,009
Variable lease costs	707	1,113
Total lease costs	$ 95,681	$ 92,122

We do not have sublease income and do not recognize lease assets or liabilities for short-term leases, defined as operating leases with initial terms of less than 12 months. Our short-term lease costs were not material for fiscal 2023.

Weighted average remaining operating lease term and incremental borrowing rate as of March 30, 2024 and April 1, 2023 were as follows:

| | Fiscal Year Ended | |
	March 30, 2024	April 1, 2023
Weighted average remaining lease term (years)	6.9	6.5
Weighted average incremental borrowing rate	9.5%	10.5%

As of March 30, 2024, future minimum lease payments under our operating lease liabilities were as follows:

	Operating leases[1]
Within 1 year	$ 97,725
2 years	96,824
3 years	88,570
4 years	76,815
5 years	62,726
Thereafter	176,529
Total lease payments	$ 599,189
Less amount representing interest	(159,973)
Total lease liability	$ 439,216
Less current lease liability	(60,692)
Total noncurrent lease liability	$ 378,524

(1) Operating lease payments exclude approximately $40,686 of legally binding minimum lease payments for five leases that have been signed but not yet commenced.

12. Commitments and contingencies

In connection with insurance policies and other contracts, the Company has outstanding standby letters of credit totaling $3,977 as of March 30, 2024.

The Company is subject to ordinary litigation and routine reviews by regulatory bodies that are incidental to its business. The Company has recorded accruals with respect to these matters, where appropriate, which are reflected in the Company's unaudited condensed consolidated financial statements. For some matters, a liability is not probable or the amount cannot be reasonably estimated and therefore an accrual has not been made. No material amounts were accrued at March 30, 2024 or April 1, 2023 pertaining to legal proceedings or other contingencies.

Rashon Hayes v. The Container Store, Inc.

The Company was named as a defendant in a putative class action and representative action was filed on February 10, 2020 in Santa Clara Superior Court by Rashon Hayes ("Plaintiff"), a former, hourly-paid employee of TCS who was employed from April 2019 to June 2019. The First Amended Complaint was filed on August 3, 2020 and alleges eleven causes of action: (1) unpaid overtime, (2) unpaid meal period premiums, (3) unpaid rest period premiums, (4) unpaid minimum wages, (5) final wages not timely paid, (6) wages not timely paid during employment, (7) non-compliant wage statements, (8) failure to keep requisite payroll records, (9) unreimbursed business expenses, (10) violation of California Business and Professions Code section 17200, and (11) violation of the California Private Attorneys General Act. The lawsuit seeks restitution of unpaid wages for plaintiff and other class members, pre-judgement interest, appointment of class administrator, and attorney's fees and costs. Parties engaged in mediation on February 21, 2024 and reached a preliminary, confidential settlement.

Based on information currently available, the Company does not believe that its pending legal matters, either on an individual basis or in the aggregate, will have a material adverse effect on the Company's consolidated financial statements as a whole. However, litigation and other legal matters involve an element of uncertainty. Adverse decisions and settlements, including any required changes to the Company's business, or other developments in such matters could affect our operating results in future periods or result in a liability or other amounts material to the Company's annual consolidated financial statements.

The Company is subject to ordinary litigation and routine reviews by regulatory bodies that are incidental to its business, none of which is expected to have a material adverse effect on the Company's consolidated financial statements on an individual basis or in the aggregate.

13. Fair value measurements

Under U.S. GAAP, the Company is required to a) measure certain assets and liabilities at fair value or b) disclose the fair values of certain assets and liabilities recorded at cost. Accounting standards define fair value as the price that would be received upon sale of an asset or paid upon transfer of a liability in an orderly transaction between market participants at the measurement date. Fair value is calculated assuming the transaction occurs in the principal or most advantageous market for the asset or liability and includes consideration of non-performance risk and credit risk of both parties. Accounting standards pertaining to fair value establish a three-tier fair value hierarchy that prioritizes the inputs used in measuring fair value. These tiers include:

- Level 1—Valuation inputs are based upon unadjusted quoted prices for identical instruments traded in active markets.

- Level 2—Valuation inputs are based upon quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, and model-based valuation techniques for which all significant assumptions are observable in the market or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

- Level 3—Valuation inputs are unobservable and typically reflect management's estimates of assumptions that market participants would use in pricing the asset or liability. The fair values are determined using model-based techniques that include option pricing models, discounted cash flow models and similar techniques.

As of March 30, 2024 and April 1, 2023, the Company held certain items that are required to be measured at fair value on a recurring basis. These items included the non-qualified retirement plan, which consists of investments purchased by employee contributions to retirement savings accounts. The fair value amount of the non-qualified retirement plan is measured using the net asset value per share practical expedient, and therefore, is not classified in the fair value hierarchy. The Company also considers counterparty credit risk and its own credit risk in its determination of all estimated fair values. The Company has consistently applied these valuation techniques in all periods presented and believes it has obtained the most accurate information available for the types of contracts it holds.

The following items are measured at fair value on a recurring basis, subject to the disclosure requirements of ASC 820, *Fair Value Measurements,* at March 30, 2024 and April 1, 2023:

Description	Balance Sheet Location	March 30, 2024		April 1, 2023	
Assets					
Nonqualified retirement plan	Other current assets	$	4,125	$	3,743
Total assets		$	4,125	$	3,743

The fair value of long-term debt was estimated using quoted prices as well as recent transactions for similar types of borrowing arrangements (level 2 valuations). As of March 30, 2024 and April 1, 2023, the estimated fair value of the Company's long-term debt, including current maturities, was as follows:

	March 30, 2024		April 1, 2023	
Senior secured term loan facility	$	132,435	$	153,915
2019 Elfa revolving facilities		—		2,423
Obligations under finance leases		634		136
Revolving credit facility		16,000		5,000
Total fair value of debt	$	149,069	$	161,474

14. Segment reporting

The Company's reportable segments were determined on the same basis as how management evaluates performance internally by the Chief Operating Decision Maker ("CODM"). The Company has determined that the Chief Executive Officer is the CODM and the Company's two reportable segments consist of TCS and Elfa. The TCS segment includes the Company's retail stores, website and call center, as well as in-home services. We operate the C Studio manufacturing facility in Elmhurst, Illinois, which designs and manufactures the Company's premium wood-based custom space product offering. We determined that TCS and C Studio have similar economic characteristics and meet the aggregation criteria set forth in ASC 280, *Segment Reporting*. Therefore, we have combined these two operating segments into the TCS reportable segment.

The Elfa segment includes the manufacturing business that produces elfa® brand products that are sold domestically exclusively through the TCS segment, as well as on a wholesale basis in approximately 30 countries around the world with a concentration in the Nordic region of Europe. The intersegment sales in the Elfa column represent elfa® product sales to the TCS segment. These sales and the related gross margin on merchandise recorded in TCS inventory balances at the end of the period are eliminated for consolidation purposes in the Eliminations column. The net sales to third parties in the Elfa column represent sales to customers outside of the United States.

The Company has determined that adjusted earnings before interest, tax, depreciation, and amortization ("Adjusted EBITDA") is the profit or loss measure that the CODM uses to make resource allocation decisions and evaluate segment performance. Adjusted EBITDA assists management in comparing our performance on a consistent basis for purposes of business decision-making by removing the impact of certain items that management believes do not directly reflect our core operations and, therefore, are not included in measuring segment performance. Adjusted EBITDA is calculated in accordance with the Senior Secured Term Loan Facility and the Revolving Credit Facility and we define Adjusted EBITDA as net income (loss) before interest, taxes, depreciation and amortization, certain non-cash items, and other adjustments that we do not consider in our evaluation of ongoing operating performance from period to period.

Fiscal Year Ended March 30, 2024	TCS	Elfa	Eliminations	Total
Net sales to third parties	$ 801,431	$ 46,348	$ —	$ 847,779
Intersegment sales	—	64,625	(64,625)	—
Adjusted EBITDA	38,405	9,239	450	48,094
Depreciation and amortization	41,771	2,562	—	44,333
Interest expense, net	20,409	263	—	20,672
Capital expenditures (1)	36,463	3,431	—	39,894
Goodwill	—	—	—	—
Trade names (1)	123,295	23,154	—	146,449
Assets (1)	858,116	86,526	(8,277)	936,365

Fiscal Year Ended April 1, 2023	TCS	Elfa	Eliminations	Total
Net sales to third parties	$ 991,379	$ 55,879	$ —	$ 1,047,258
Intersegment sales	—	70,364	(70,364)	—
Adjusted EBITDA	106,104	15,546	(6,224)	115,426
Depreciation and amortization	36,357	2,548	—	38,905
Interest expense, net	15,640	531	—	16,171
Capital expenditures (1)	61,185	3,038	—	64,223
Goodwill	23,447	—	—	23,447
Trade names (1)	187,048	34,230	—	221,278
Assets (1)	894,512	99,295	(8,633)	985,174

Fiscal Year Ended April 2, 2022	TCS	Elfa	Eliminations	Total
Net sales to third parties	$ 1,023,193	$ 70,926	$ —	$ 1,094,119
Intersegment sales	—	60,794	(60,794)	—
Adjusted EBITDA	141,217	13,114	4,678	159,009
Depreciation and amortization	31,061	3,228	—	34,289
Interest expense, net	12,488	272	—	12,760
Capital expenditures (1)	29,746	3,643	—	33,389
Goodwill	221,159	—	—	221,159
Trade names (1)	187,048	37,890	—	224,938
Assets (1)	1,093,447	107,822	(3,692)	1,197,577

_____

(1) Tangible assets and trade names in the Elfa column are located outside of the United States.

A reconciliation of Adjusted EBITDA to income before taxes is set forth below:

	Fiscal Year Ended		
	March 30, 2024	April 1, 2023	April 2, 2022
(Loss) income before taxes	$ (125,406)	$ (143,766)	$ 112,694
Add:			
Depreciation and amortization	44,333	38,905	34,289
Interest expense, net	20,672	16,171	12,760
Pre-opening costs (a)	2,861	2,006	694
Non-cash lease expense (b)	(820)	547	(7,115)
Impairment charges (c)	97,279	197,712	—
Stock-based compensation (d)	1,870	3,382	4,263
Management transition costs (e)	—	—	473
Foreign exchange losses (gains) (f)	(118)	23	(14)
Severance charges (g)	4,125	383	—
Elfa restructuring (h)	181	—	—
Legal settlement (i)	3,117	—	—
Acquisition-related costs (j)	—	63	745
COVID-19 costs (k)	—	—	203
COVID-19 severance and other costs (l)	—	—	17
Adjusted EBITDA	48,094	115,426	159,009

_____

(a) Non-capital expenditures associated with opening new stores and relocating stores, including marketing expenses, travel and relocation costs, and training costs. We adjust for these costs to facilitate comparisons of our performance from period to period.

(b) Reflects the extent to which our annual GAAP operating lease expense has been above or below our cash operating lease payments. The amount varies depending on the average age of our lease portfolio (weighted for size), as our GAAP operating lease expense on younger leases typically exceeds our cash operating lease payments, while our GAAP operating lease expense on older leases is typically less than our cash operating lease payments.

(c) Non-cash trade name impairment charge incurred in the fourth quarter of fiscal 2023, as well as non-cash goodwill impairment charge incurred in the second quarter of fiscal 2023 and in the fourth quarter of fiscal 2022, which we do not consider in our evaluation of ongoing performance.

(d) Non-cash charges related to stock-based compensation programs, which vary from period to period depending on volume and vesting timing of awards. We adjust for these charges to facilitate comparisons from period to period.

(e) Costs related to the transition of key executives including signing bonus, severance and relocation expenses recorded as selling, general and administrative expenses, which we do not consider in our evaluation of ongoing performance.

(f) Realized foreign exchange transactional gains/losses our management does not consider in our evaluation of our ongoing operations.

(g) Severance charges associated with the elimination of certain positions recorded in other expenses in fiscal 2023 and fiscal 2022, of which approximately $1,590 remains recorded in accrued liabilities on the consolidated balance sheet as of March 30, 2024, and which we do not consider in our evaluation of ongoing performance.

(h) Charges associated with the close-down of Elfa segment sales operations in Poland in fiscal 2023, which we do not consider in our evaluation of ongoing performance.

(i) The Company incurred costs associated with a legal settlement inclusive of legal fees in fiscal 2023 recorded in other expenses, which we do not consider in our evaluation of ongoing performance.

(j) Includes acquisition and legal costs incurred in fiscal 2022 and fiscal 2021 associated with the acquisition of C Studio on December 30, 2021, all of which are recorded as selling, general and administrative expenses, which we do not consider in our evaluation of ongoing performance.

(k) Includes incremental costs attributable to the COVID-19 pandemic, such as sanitization costs in fiscal 2021, and are recorded as selling, general and administrative expenses which we do not consider in our evaluation of ongoing performance.

(l) COVID-19 severance and other credits/costs include amounts our management does not consider in our evaluation of our ongoing operations.

The following table shows sales by merchandise category as a percentage of total net sales for fiscal 2023, fiscal 2022, and fiscal 2021:

	Fiscal Year Ended		
	March 30, 2024	April 1, 2023	April 2, 2022
Custom Spaces (1)	41 %	39 %	38 %
Kitchen and Trash	16 %	17 %	17 %
Closets	13 %	13 %	14 %
Storage and Shelving	13 %	13 %	14 %
Office and Hooks	7 %	8 %	7 %
Bath, Travel, Laundry	6 %	6 %	6 %
Gift Packaging, Seasonal, Impulse	3 %	3 %	3 %
Other	1 %	1 %	1 %
Total	100 %	100 %	100 %

---

(1) Custom Spaces includes metal-based and wood-based custom space products and in-home installation services and Elfa segment sales to third parties. Starting in fiscal 2022, the closet lifestyle department products sold by the TCS segment are now included in the remaining general merchandise categories versus prior inclusion in Custom Spaces.

15. Net (loss) income per common share

Basic net (loss) income per common share is computed as net (loss) income divided by the weighted-average number of common shares outstanding for the period. Diluted net (loss) income per share is computed as net (loss) income divided by the weighted-average number of common shares outstanding for the period plus common stock equivalents consisting of shares subject to stock-based awards with exercise prices less than or equal to the average market price of the Company's common stock for the period, to the extent their inclusion would be dilutive. Potential dilutive securities are excluded from the computation of diluted net (loss) income per share if their effect is anti-dilutive.

The following is a reconciliation of net (loss) income and the number of shares used in the basic and diluted net (loss) income per common share calculations:

| | Fiscal Year Ended | | |
	March 30, 2024	April 1, 2023	April 2, 2022
Numerator:			
Net (loss) income	$ (103,287)	$ (158,856)	$ 81,718
Denominator:			
Weighted-average common shares — basic	49,476,871	49,539,875	49,447,612
Nonvested restricted stock awards and other dilutive securities	—	—	846,506
Weighted-average common shares — diluted	49,476,871	49,539,875	50,294,118
Net (loss) income per common share — basic	$ (2.09)	$ (3.21)	$ 1.65
Net (loss) income per common share — diluted	$ (2.09)	$ (3.21)	$ 1.62
Antidilutive securities not included:			
Stock options outstanding	1,129,777	1,534,774	1,687,508
Nonvested restricted stock awards	605,606	631,025	140,826

16. Subsequent Events

Subsequent to the fiscal year ended March 30, 2024, the Company was notified by the New York Stock Exchange (the "NYSE") that it is not in compliance with Section 802.01C of the NYSE Listed Company Manual because the average closing price of the Company's common stock was less than $1.00 over a consecutive 30 trading-day period. The Company has notified the NYSE that it intends to cure the stock price deficiency and to return to compliance with the NYSE continued listing standard.

Subsequent to the fiscal year ended March 30, 2024, the Company has drawn approximately $30,000 on the Revolving Credit Facility.

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

ITEM 9A. CONTROLS AND PROCEDURES

Limitations on Effectiveness of Controls and Procedures

In designing and evaluating our disclosure controls and procedures, management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives. In addition, the design of disclosure controls and procedures must reflect the fact that there are resource constraints and that management is required to apply judgment in evaluating the benefits of possible controls and procedures relative to their costs.

Evaluation of Disclosure Controls and Procedures

Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, evaluated, as of the end of the period covered by this Annual Report on Form 10-K, the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended). Based on that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were effective at the reasonable assurance level as of March 30, 2024.

Changes in Internal Control

There were no changes in our internal control over financial reporting during the quarter ended March 30, 2024 identified in management's evaluation pursuant to Rules 13a-15(d) or 15d-15(d) of the Exchange Act that materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Management's Report on Internal Control over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rule 13a-15(f) under the Securities Exchange Act of 1934, as amended.

Our management conducted an assessment of the effectiveness of our internal control over financial reporting based on the criteria set forth in "Internal Control–Integrated Framework (2013)" issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, management concluded that, as of March 30, 2024, our internal control over financial reporting was effective.

This annual report includes an attestation report of our independent registered public accounting firm on our internal control over financial reporting.

<h1 style="text-align: center;">Report of Independent Registered Public Accounting Firm</h1>

To the Shareholders and the Board of Directors of The Container Store Group, Inc.

Opinion on Internal Control Over Financial Reporting

We have audited The Container Store Group, Inc.'s internal control over financial reporting as of March 30, 2024, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, The Container Store Group, Inc. (the Company) maintained, in all material respects, effective internal control over financial reporting as of March 30, 2024, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of March 30, 2024 and April 1, 2023, the related consolidated statements of operations, comprehensive (loss) income, shareholders' equity and cash flows for each of the three years in the period ended March 30, 2024, and the related notes, and our report dated May 28, 2024 expressed an unqualified opinion thereon.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.

Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control Over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ Ernst & Young LLP

Dallas, Texas
May 28, 2024

ITEM 9B. OTHER INFORMATION

During the fourth quarter of fiscal 2023, no director or officer of the Company adopted or terminated a "Rule 10b5-1 trading arrangement" or "non-Rule 10b5-1 trading arrangement," as each term is defined in Item 408 of Regulation S-K.

ITEM 9C. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS.

Not applicable.

PART III

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

We have adopted a written code of conduct and ethics, which applies to all of our directors, officers and employees, including our principal executive officer and our principal financial and accounting officer. Our Code of Conduct and Ethics is available on our website *www.containerstore.com* under the heading "Corporate Governance." In addition, we intend to post on our website all disclosures that are required by law or New York Stock Exchange listing rules concerning any amendments to, or waivers from, any provision of our Code of Conduct and Ethics. The information contained on our website is not incorporated by reference into this Annual Report on Form 10-K.

The information regarding the Company's executive officers is located at the end of Part I of this Annual Report on Form 10-K under the heading "Information about our Executive Officers". All other information required by this Item is incorporated herein by reference from our definitive Proxy Statement for the 2024 Annual Meeting of Stockholders under the headings "Proposal 1—Election of Directors," and "Committees of the Board".

ITEM 11. EXECUTIVE COMPENSATION

The information required by this Item is incorporated herein by reference from our definitive Proxy Statement for the 2024 Annual Meeting of Stockholders under the headings "Executive and Director Compensation".

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

The information required by this Item is incorporated herein by reference from our definitive Proxy Statement for the 2024 Annual Meeting of Stockholders under the headings "Security Ownership of Certain Beneficial Owners and Management" and "Executive and Director Compensation—Equity Compensation Plan Information".

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

The information required by this Item is incorporated herein by reference from our definitive Proxy Statement for the 2024 Annual Meeting of Stockholders under the headings "Corporate Governance," "Committees of the Board" and "Certain Relationships".

ITEM 14. PRINCIPAL ACCOUNTING FEES AND SERVICES

The information required by this Item is incorporated herein by reference from our definitive Proxy Statement for the 2024 Annual Meeting of Stockholders under the heading "Independent Registered Public Accounting Firm Fees and Other Matters".

PART IV

ITEM 15. EXHIBITS, FINANCIAL STATEMENT SCHEDULES

1. Financial Statements

The following consolidated financial statements of the Company are included in Part II, Item 8:

2. Financial Statement Schedules

All financial statement schedules have not been included either because they are not applicable or because the information is included elsewhere in this Report.

3. Exhibits

		Incorporated by Reference				
Exhibit Number	Exhibit Description	Form	File No.	Exhibit	Filing Date	Filed/ Furnished Herewith
3.1	Amended and Restated Certificate of Incorporation of The Container Store Group, Inc.	10-Q	001-36161	3.1	1/10/2014	
3.2	Amended and Restated Bylaws of The Container Store Group, Inc.	8-K	001-36161	3.1	9/07/2022	
4.1	Specimen Stock Certificate evidencing the shares of common stock	S-1/A	333-191465	4.1	10/21/2013	
4.2	Amended and Restated Stockholders Agreement, dated as of November 6, 2013	10-Q	001-36161	4.1	1/10/2014	
4.3	Description of Capital Stock	10-K	001-36161	4.3	6/03/2021	
10.1†	Employment Agreement, dated December 21, 2020, between Satish Malhotra and The Container Store Group, Inc.	8-K	001-36161	10.1	12/22/2020	
10.2†	Letter Agreement between The Container Store Group, Inc. and Satish Malhotra, dated as of September 14, 2023	8-K	001-36161	10.1	9/19/2023	
10.3†	Amended and Restated Employment Agreement, dated June 5, 2023, between Jeffrey A. Miller and The Container Store Group, Inc.	10-Q	001-36161	10.3	8/02/2023	
10.4†	Amended and Restated Employment Agreement, dated April 16, 2024, between Dhritiman Saha and The Container Store Group, Inc.					*
10.5†	The Container Store Group, Inc. 2012 Stock Option Plan	S-8	333-193255	4.3	1/10/2014	

Exhibit Number	Exhibit Description	Incorporated by Reference					Filed/ Furnished Herewith
		Form	File No.	Exhibit	Filing Date	
10.6†	Form of Non-Qualified Stock Option Agreement under 2012 Stock Option Plan	S-1	333-191465	10.2	9/30/2013	
10.7†	The Container Store Group, Inc. Amended and Restated 2013 Incentive Award Plan	8-K	001-36161	10.1	9/18/2017	
10.8†	The Container Store Group, Inc. 2023 Incentive Award Plan	S-8	333-191465	99.1	8/30/2023	
10.9†	Form of Stock Option Agreement under 2013 Amended and Restated Incentive Award Plan	S-1/A	333-191465	10.21	10/21/2013	
10.10†	The Container Store Group, Inc. Non-Qualified Retirement Plan, dated as of March 28, 2011	S-1	333-191465	10.3	9/30/2013	
10.11	Intercreditor Agreement, dated as of April 6, 2012, by and between JPMorgan Chase Bank, N.A. as ABL Agent, and JPMorgan Chase Bank, N.A. as Term Agent	S-1	333-191465	10.11	9/30/2013	
10.12	Amendment No. 1 to Intercreditor Agreement, dated as of April 8, 2013, by and between JPMorgan Chase Bank, N.A., as ABL Agent and JPMorgan Chase Bank, N.A., as Term Agent	10-K	001-36161	10.13	5/28/2014	
10.13	Credit Agreement, dated as of April 6, 2012, among The Container Store, Inc., as Borrower, the Guarantors party thereto, JPMorgan Chase Bank, N.A., as Administrative Agent and Collateral Agent and Wells Fargo Bank, N.A. as Syndication Agent ("ABL Credit Agreement")	S-1	333-191465	10.12	9/30/2013	
10.14	Amendment No. 1 to ABL Credit Agreement, dated as of April 8, 2013	S-1	333-191465	10.13	9/30/2013	
10.15	Amendment No. 2 to ABL Credit Agreement, dated as of October 8, 2015	8-K	001-36161	10.1	10/09/2015	
10.16	Amendment No. 3 to ABL Credit Agreement, dated as of May 20, 2016	10-Q	001-36161	10.6	8/10/2016	
10.17	Amendment No. 4 to ABL Credit Agreement, dated as of August 18, 2017 among The Container Store, Inc., the guarantors party thereto, JPMorgan Chase Bank, N.A., as administrative agent and collateral agent and the lenders from time to time party thereto	8-K	001-36161	10.2	8/21/2017	
10.18	Amendment No.5 to ABL Credit Agreement, dated as of November 25, 2020	10-Q	001-36161	10.2	2/03/2021	
10.19***	Amendment No. 6 to ABL Credit Agreement, dated as of May 22, 2023	10-K	001-36161	10.20	5/26/2023	
10.20	ABL Facility Pledge Agreement, dated as of April 6, 2012, by and between The Container Store, Inc., the Pledgors party thereto and JPMorgan Chase Bank, N.A., as Collateral Agent	S-1	333-191465	10.14	9/30/2013	
10.21	ABL Facility Security Agreement, dated as of April 6, 2012, by and among The Container Store, Inc., the Guarantors party thereto, the Grantors party thereto and JPMorgan Chase Bank, N.A., as Collateral Agent	S-1	333-191465	10.15	9/30/2013	

Exhibit Number	Exhibit Description	Form	File No.	Exhibit	Filing Date	Filed/ Furnished Herewith
				Incorporated by Reference		
10.22	Credit Agreement, dated as of April 6, 2012 (as amended through November 27, 2013), among The Container Store, Inc., as Borrower, the Guarantors party thereto and JPMorgan Chase Bank, N.A., as Administrative Agent and Collateral Agent and Wells Fargo Bank, N.A. as Syndication Agent, attached as Exhibit A to Amendment No. 2 to Credit Agreement ("Term Facility Credit Agreement")	8-K	001-36161	10.1	11/27/2013	
10.23	Amendment No. 3 to Term Facility Credit Agreement, dated as of May 20, 2016	10-Q	001-36161	10.5	8/10/2016	
10.24	Amendment No. 4 to Term Facility Credit Agreement, dated as of August 18, 2017 among The Container Store, Inc., the guarantors party thereto, JPMorgan Chase Bank, N.A., as administrative agent and collateral agent and the lenders from time to time party thereto	8-K	001-36161	10.1	8/21/2017	
10.25	Amendment No. 5 to Term Facility Credit Agreement, dated as of September 14, 2018 among The Container Store, Inc. the guarantors party thereto, JPMorgan Chase Bank, N.A, as administrative agent and the lenders from time to time party thereto	8-K	001-36161	10.1	9/17/2018	
10.26	Amendment No. 6 to Term Facility Credit Agreement, dated as of October 8, 2018 among The Container Store, Inc. the guarantors party thereto, JPMorgan Chase Bank, N.A, as administrative agent and the lenders from time to time party thereto	10-K	001-36161	10.24	5/30/2019	
10.27	Amendment No. 7 to Term Facility Credit Agreement, dated as of November 25, 2020 among The Container Store, Inc., the guarantors party thereto, JPMorgan Chase Bank, N.A., as administrative agent and the lenders from time to time party thereto	10-Q	001-36161	10.1	2/03/2021	
10.28***	Amendment No. 8 to Term Facility Credit Agreement, dated as of June 14, 2023 among The Container Store, Inc., the guarantors party thereto, JPMorgan Chase Bank, N.A., as administrative agent and the lenders from time to time party thereto	10-Q	001-36161	10.4	8/02/2023	
10.29	Term Facility Pledge Agreement, dated as of April 6, 2012, by and between The Container Store, Inc. as Borrower, the Pledgors party thereto, and JPMorgan Chase Bank, N.A., as Collateral Agent	S-1	333-191465	10.9	9/30/2013	
10.30	Term Facility Security Agreement, dated as of April 6, 2012, by and among The Container Store, Inc., the Guarantors party thereto, the Grantors party thereto, and JPMorgan Chase Bank, N.A., as Collateral Agent	S-1	333-191465	10.10	9/30/2013	
10.31†	Form of Indemnification Agreement by and between The Container Store Group, Inc. and certain directors and officers	S-1	333-191465	10.17	9/30/2013	

Exhibit Number	Exhibit Description	Form	File No.	Exhibit	Filing Date	Filed/ Furnished Herewith
			Incorporated by Reference			
10.32	Office, Warehouse and Distribution Center Lease Agreement, as of October 8, 2002, by and between Texas Dugan Limited Partnership, as landlord, and The Container Store, Inc., as tenant, as amended through August 24, 2011	S-1	333-191465	10.18	9/30/2013	
10.33	The Seventh Amendment to Lease to the Office, Warehouse and Distribution Center Lease Agreement dated February 1, 2024	8-K	001-36161	10.1	2/06/2024	
10.34	Master Credit Agreement, dated March 18, 2019, between Elfa International AB, as Borrower, and Nordea Bank Abp, filial I Sverige, as Bank	10-K	001-36161	10.33	5/30/2019	
10.35†	Amendment Agreement, dated April 14, 2023, between Elfa International AB, as Borrower, and Nordea Bank Abp, filial I Sverige, as Lender	10-K	001-36161	10.34	5/26/2023	
10.36†	Non-Employee Director Compensation Policy of The Container Store Group, Inc., third amended and restated as of April 6, 2021	10-Q	001-36161	10.1	8/04/2021	
10.37†	Form of Restricted Stock Award Agreement and Grant Notice (time-vesting) under 2013 Incentive Award Plan	10-Q	001-36161	10.7	8/10/2016	
10.38†	Form of Restricted Stock Award Agreement and Grant Notice (performance-vesting) under 2013 Incentive Award Plan	10-K	001-36161	10.31	6/17/2020	
10.39†	Form of Restricted Stock Award Agreement and Grant Notice (time-vesting) under 2023 Incentive Award Plan					*
10.40†	Form of Restricted Stock Award Agreement and Grant Notice (performance-vesting) under 2023 Incentive Award Plan					*
21.1	Subsidiary List					*
23.1	Consent of Ernst & Young LLP					*
31.1	Certification of Chief Executive Officer pursuant to Exchange Act Rule 13a-14(a) and Rule 15d-14(a)					*
31.2	Certification of Chief Financial Officer pursuant to Exchange Act Rule 13a-14(a) and Rule 15d-14(a)					*
32.1	Certification of the Chief Executive Officer Pursuant to 18 U.S.C. Section 1350					**
32.2	Certification of the Chief Financial Officer Pursuant to 18 U.S.C. Section 1350					**
97.1†	Policy for Recovery of Erroneously Awarded Compensation					*
101.INS	Inline XBRL Instance Document					*
101.SCH	Inline XBRL Taxonomy Extension Schema Document					*
101.CAL	Inline XBRL Taxonomy Calculation Linkbase Document					*
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document					*

		Incorporated by Reference				
Exhibit Number	Exhibit Description	Form	File No.	Exhibit	Filing Date	Filed/ Furnished Herewith
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document					*
101.PRE	Inline XBRL Taxonomy Extension Presentation					*
104	Cover Page Interactive Data File – the cover page XBRL tags are embedded within the Inline Instance XBRL Document					

_____

* Filed herewith.

** Furnished herewith.

*** Schedules and exhibits have been omitted pursuant to Item 601(a)(5) of Regulation S-K. The Registrant will furnish copies of any such schedules and exhibits to the SEC upon request.

† Management contract or compensatory plan or arrangement.

ITEM 16. FORM 10-K SUMMARY.

    None.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

	The Container Store Group, Inc. (Registrant)
	/s/ JEFFREY A. MILLER
	Jeffrey A. Miller
Date: May 28, 2024	*Chief Financial Officer (duly authorized officer and Principal Financial Officer)*

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ SATISH MALHOTRA Satish Malhotra	President and Chief Executive Officer (principal executive officer), Director	May 28, 2024
/s/ JEFFREY A. MILLER Jeffrey A. Miller	Chief Financial Officer (principal financial officer)	May 28, 2024
/s/ KRISTIN SCHWERTNER Kristin Schwertner	Chief Accounting Officer (principal accounting officer)	May 28, 2024
/s/ LISA KLINGER Lisa Klinger	Chairperson of the Board	May 28, 2024
/s/ J. KRISTOFER GALASHAN J. Kristofer Galashan	Director	May 28, 2024
/s/ ANTHONY LADAY Anthony Laday	Director	May 28, 2024
/s/ NICOLE OTTO Nicole Otto	Director	May 28, 2024
/s/ CARYL STERN Caryl Stern	Director	May 28, 2024
/s/ KAREN STUCKEY Karen Stuckey	Director	May 28, 2024
/s/ WENDI STURGIS Wendi Sturgis	Director	May 28, 2024
/s/ CHARLES TYSON Charles Tyson	Director	May 28, 2024

Shareholder Information

BOARD OF DIRECTORS

Lisa Klinger
Chairperson of the Board
The Container Store Group, Inc.
Retired

Satish Malhotra
Chief Executive Officer & President
The Container Store Group, Inc.

J. Kristofer Galashan
Partner
Leonard Green & Partners, L.P.

Anthony Laday
Chief Financial Officer
Fogo de Chão

Nicole Otto

Caryl Stern
Chief Impact Officer
LionTree

Karen Stuckey
Retired

Wendi Sturgis
Chief Executive Officer
Cleverbridge, Inc.

Charles Tyson
Chief Executive Officer & President
LL Flooring

EXECUTIVE OFFICERS

Satish Malhotra
Chief Executive Officer & President

Jeffrey A. Miller
Chief Financial Officer

Dhritiman Saha
Chief Operating Officer

EXECUTIVE OFFICES

500 Freeport Parkway
Coppell, Texas 75019
972-538-6000
containerstore.com

COMMON STOCK

Approximately 309 shareholders of record traded
on the New York Stock Exchange (the "NYSE")
as of July 1, 2024.
Symbol: TCS

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Ernst & Young LLP
Dallas, Texas

TRANSFER AGENT

Equiniti Trust Company
55 Challenger Road, 2nd Floor
Ridgefield Park, NJ 07660
1-800-937-5449
equiniti.com

ANNUAL MEETING

The Annual Meeting of Shareholders will be held
on August 28, 2024, at 10:30 a.m. Central Time
via live webcast. The Board of Directors has set
July 1, 2024, as the record date for determination of
shareholders entitled to vote at the annual meeting.

FORM 10-K REPORTS AND INVESTOR RELATIONS

The Company has included as an exhibit to its
Annual Report on Form 10-K, filed with the Securities
and Exchange Commission ("SEC"), and certificates
of the Company's Chief Executive Officer and
Chief Financial Officer certifying the quality of the
Company's public disclosure.

The certification of our Chief Executive Officer
regarding compliance with the corporate
governance listing standards required by NYSE
Rule 303A.12 will be filed with the NYSE in
September 2024, following the 2024 Annual
Meeting of Shareholders.

A copy of The Container Store's Annual Report on
Form 10-K for the fiscal year ended March 30, 2024,
including financial statements and schedules but
not including exhibits, as filed with the SEC, will be
sent to any shareholder of record on July 1, 2024,
without charge upon written request addressed to:

The Container Store Group, Inc.
Attn: Investor Relations
500 Freeport Parkway
Coppell, Texas 75019

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Annual Report contains "forward-looking
statements" within the meaning of the U.S. Private
Securities Litigation Reform Act of 1995, including
statements regarding our goals, strategies, priorities,
challenges and initiatives including our goals to
stabilize the Custom Spaces business, expand our
private label offers, and raise awareness of the
Company's offerings, expected store openings,
future opportunities and the strategic alternatives
review process. Forward-looking statements are
based on our current expectations and assumptions
regarding our business, the economy and other
future conditions. Although we believe that the
expectations reflected in the forward-looking
statements contained in this Annual Report are
reasonable, we cannot guarantee future results.
These statements involve known and unknown
risks, uncertainties and other important factors
that may cause our actual results, performance
or achievements to be materially different from
those expressed or implied by the forward-looking
statements. For further information about the
important factors that could cause actual results to
differ materially from those in the forward-looking
statements please see the section entitled "Risk
Factors" in Item 1A of Part I of our Annual Report on
Form 10-K for the fiscal year ended March 30, 2024,
which is included in this Annual Report. You should
evaluate all forward-looking statements made in this
Annual Report in the context of these risks
and uncertainties.



The Container Store exists to **transform lives** through the **power of organization.**